SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company- CVM 1431-1

www.copel.com      copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

FINANCIAL STATEMENTS

2015

SUMMARY
FINANCIAL STATEMENTS		3
Statements of Financial Position		3
Statements of Financial Position		4
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Changes in Equity		7
Statements of Changes in Cash Flows		8
Statements of Changes in Cash Flows		9
Statements of Added Value		10
1	Operations	12
2	Concession agreements and authorization	14
3	Preparation basis	16
4	Significant accouting policies	18
5	Cash and cash equivalents	30
6	Bonds and Securities	31
7	Trade Accounts Receivable	32
8	CRC Transferred to the State Government of Paraná	33
9	Net Sectorial Financial Assets	34
10	Accounts Receivable Related to the Concession	38
11	Accounts receivable related to the concession extension	39
12	Other receivables	41
13	Taxes	41
14	Prepaid Expenses	44
15	Related Parties	45
16	Judicial Deposits	47
17	Investments	48
18	Property, Plant and Equipment	53
19	Intangible Assets	61
20	Payroll, Social Charges and Accruals	62
21	Suppliers	62
22	Loans and Financing	65
23	Debentures	70
24	Post-employment Benefits	71
25	Customer Charges Due	77
26	Research and Development and Energy Efficiency	77
27	Accounts Payable Related to Concession	78
28	Other Accounts Payable	79
29	Provision for litigation and contingent liabilities	79
30	Equity	89
31	Operating Revenue	93
32	Operating Costs and Expenses	98
33	Financial Results	102
34	Operating Segments	102
35	Financial instruments	109
36	Related Party Transactions	119
37	Insurance	123
38	Transactions not involving cash	123
39	Subsequent Event	124
INDEPENDENT AUDITORS' REPORT		126
SUMMARY OF THE AUDIT COMMITTEE’S 2015 ANNUAL REPORT		128
CAPITAL BUDGET PROPOSAL		132
STATEMENT		133

FINANCIAL STATEMENTS

Statements of Financial Position

as of December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014

CURRENT ASSETS
Cash and cash equivalents	5	25.653	34.862	1.480.727	740.131
Bonds and securities	6	168	152	406.274	459.115
Collaterals and escrow accounts		132	-	2.000	13.497
Trade accounts receivable	7	-	-	3.032.827	2.178.816
Dividends receivable		488.187	383.866	40.345	26.332
CRC transferred to the State Government of Paraná	8	111.663	94.579	111.663	94.579
Net sectoral financial assets	9	-	-	910.759	609.298
Accounts receivable related to the concession	10	-	-	9.162	7.430
Accounts receivable related to the concession compensation	11	-	-	-	301.046
Other current receivables	12	13.018	12.695	474.889	415.818
Inventories		-	-	131.018	150.622
Income Tax and Social Contribution	13.1	154.077	78.912	194.244	105.074
Other current recoverable taxes	13.3	-	-	70.725	96.285
Prepaid expenses	14	-	34	49.282	20.133
Receivable from Related parties	15	447	1.925	19.482	-
		793.345	607.025	6.933.397	5.218.176

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	91.117	132.210
Collaterals and escrow accounts	22.1	-	-	86.137	56.956
Trade accounts receivable	7	-	-	75.062	75.696
CRC transferred to the State Government of Paraná	8	1.271.579	1.249.529	1.271.579	1.249.529
Judicial deposits	16	267.411	273.936	719.927	736.253
Net sectoral financial assets	9	-	-	134.903	431.846
Accounts receivable related to the concession	10	-	-	1.358.451	4.417.987
Accounts receivable related to the concession compensation	11	-	-	219.556	160.217
Other noncurrent receivables	12	-	303	31.614	85.324
Income Tax and Social Contribution	13.1	79.144	114.195	94.686	128.615
Deferred Income Tax and Social Contribution	13.2	100.919	98.226	537.562	526.046
Other noncurrent recoverable taxes	13.3	15	-	112.902	123.481
Prepaid expenses	14	-	-	25.493	175
Receivable from Related parties	15	297.237	208.334	192.803	137.137
		2.016.305	1.944.523	4.951.792	8.261.472

Investments	17	14.140.573	13.079.795	2.224.710	1.660.150
Property, Plant and Equipment, net	18	455	323	8.692.682	8.304.188
Intangible Assets	19	3.046	3.062	6.145.076	2.174.156

		16.160.379	15.027.703	22.014.260	20.399.966

TOTAL ASSETS		16.953.724	15.634.728	28.947.657	25.618.142

Notes are an integral part of these financial statements.

Statements of Financial Position

as of December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014

CURRENT LIABILITIES
Payroll, social charges and accruals	20	15,436	12,793	258,401	252,618
Suppliers	21	2,602	2,087	1,613,126	1,587,205
Income Tax and Social Contribution Payable	13.1	-	2,442	311,916	309,881
Other taxes due	13.3	32,617	5,597	340,948	137,329
Loans and financing	22	61,788	349,753	308,558	867,626
Debentures	23	19,497	15,447	924,005	431,491
Dividend payable		310,020	3,824	346,007	19,691
Post employment benefits	24	21	-	43,323	37,404
Customer charges due	25	-	-	277,458	23,233
Research and Development and Energy Efficiency	26	-	-	167,881	175,972
Accounts payable related to concession	27	-	-	61,786	54,955
Other accounts payable	28	232	2,060	135,709	157,988
		442,213	394,003	4,789,118	4,055,393

NONCURRENT LIABILITIES
Suppliers	21	-	-	5,923	17,625
Deferred Income Tax and Social Contribution	13.2	-	-	214	15,218
Other taxes due	13.3	1,466	820	257,273	87,129
Loans and financing	22	969,412	608,663	3,768,502	2,601,324
Debentures	23	996,590	995,038	2,759,923	2,153,957
Post employment benefits	24	7,795	8,196	551,337	861,214
Research and Development and Energy Efficiency	26	-	-	231,112	159,792
Accounts payable related to concession	27	-	-	473,879	436,772
Other accounts payable	28	-	-	30,962	306
Provisions for legal claims	29	290,520	297,319	1,494,936	1,546,632
		2,265,783	1,910,036	9,574,061	7,879,969
EQUITY
Attributable to controlling shareholder's
Capital	30.1.1	6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments	30.1.2	1,177,372	976,964	1,177,372	976,964
Legal reserve	30.1.3	744,784	685,147	744,784	685,147
Profit retention reserve	30.1.3	5,413,572	4,516,825	5,413,572	4,516,825
Additional proposed dividends	30.1.4	-	241,753	-	241,753
		14,245,728	13,330,689	14,245,728	13,330,689

Attributable to non-controlling interest	30.2	-	-	338,750	352,091

		14,245,728	13,330,689	14,584,478	13,682,780

TOTAL LIABILITIES & EQUITY		16,953,724	15,634,728	28,947,657	25,618,142

Notes are an integral part of these financial statements.

Statements of Income

Years ended December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
					Restated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014

NET OPERATING REVENUES	31	-	-	14.728.131	13.918.517

OPERATING COSTS	32	-	-	(11.799.316)	(11.288.762)

GROSS PROFIT		-	-	2.928.815	2.629.755

Operational expenses / income
Selling expenses	32	-	-	(283.397)	(120.987)
General and administrative expenses	32	(123.717)	(119.639)	(670.606)	(552.116)
Other operational income (expenses)	32	(3.586)	(20.569)	(158.619)	(389.568)
Equity in earnings of investees	17	1.385.624	1.410.276	92.545	159.955
		1.258.321	1.270.068	(1.020.077)	(902.716)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1.258.321	1.270.068	1.908.738	1.727.039

Financial results	33
Financial income		245.347	202.208	987.340	701.978
Financial expenses		(314.101)	(233.762)	(1.098.298)	(571.386)
		(68.754)	(31.554)	(110.958)	130.592

OPERATING PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		1.189.567	1.238.514	1.797.780	1.857.631

INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		(217)	(38.258)	(698.023)	(747.869)
Deferred		3.388	5.694	165.794	225.853
		3.171	(32.564)	(532.229)	(522.016)

NET INCOME		1.192.738	1.205.950	1.265.551	1.335.615
Attributed to controlling shareholders		-	-	1.192.738	1.205.950
Attributed to non-controlling interest	30.2	-	-	72.813	129.665

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1.5	4,16287	4,20899	4,16287	4,20899
Class "A" Preferred shares	30.1.5	4,57807	4,62953	4,57807	4,62953
Class "B" Preferred shares	30.1.5	4,56917	4,62989	4,56917	4,62989
Notes are an integral part of these financial statements.

Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014
NET INCOME		1,192,738	1,205,950	1,265,551	1,335,615
Other comprehensive income
Items that will never be reclassified to profit or loss
Gain (losses) on actuarial liabilities	30.1.2
Post employment benefits		2,050	(3,712)	410,330	140,383
Post employment benefits - equity		289,082	94,425	19,660	(582)
Taxes on other comprehensive income	30.1.2	(696)	1,262	(139,059)	(48,584)
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	30.1.2	412	517	628	880
Other adjustments - subsidiary		-	(1,282)	-	(2,777)
Taxes on other comprehensive income	30.1.2	1	65	(215)	647
Total comprehensive income, net of taxes		290,849	91,275	291,344	89,967
TOTAL COMPREHENSIVE INCOME		1,483,587	1,297,225	1,556,895	1,425,582
Attributed to controlling shareholders				1,483,587	1,297,225
Attributed to non-controlling interest				73,308	128,357

Notes are an integral part of these financial statements.

Statements of Changes in Equity

Years ended December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais

	Note	Attributable to Parent Company							Shareholders’ equity	Attributable to non- controlling interests (Note 29.2)	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves
					Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
			Deemed cost	Other comprehensive income
Balance as of January 1, 2014		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income		-	-	-	-	-	-	1,205,950	1,205,950	129,665	1,335,615
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(700)	-	-	-	-	(700)	(550)	(1,250)
Actuarial gain, net of taxes	30.1.2	-	-	91,975	-	-	-	-	91,975	(758)	91,217
Total comprehensive income		-	-	91,275	-	-	-	1,205,950	1,297,225	128,357	1,425,582
Realization - deemed cost, net of taxes	30.1.2	-	(101,851)	-	-	850	-	99,394	(1,607)	-	(1,607)
Realization - actuarial losses, net of taxes	30.1.2	-	-	4,381	-	(4,381)	-	-	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Legal reserve		-	-	-	60,298	-	-	(60,298)	-	-	-
Interest on ow n capital	30.1.3	-	-	-	-	-	-	(30,000)	(30,000)	-	(30,000)
Dividends	30.1.3	-	-	-	-	-	241,753	(592,523)	(350,770)	(53,679)	(404,449)
Profit retention reserve		-	-	-	-	622,523	-	(622,523)	-	-	-
Balance as of December 31, 2014		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income		-	-	-	-	-	-	1,192,738	1,192,738	72,813	1,265,551
Other comprehensive income
Gain on financial assets, net of taxes	30.1.2	-	-	413	-	-	-	-	413	-	413
Actuarial gain, net of taxes	30.1.2	-	-	290,436	-	-	-	-	290,436	495	290,931
Total comprehensive income		-	-	290,849	-	-	-	1,192,738	1,483,587	73,308	1,556,895
Realization - deemed cost, net of taxes	30.1.2	-	(90,441)	-	-	-	-	90,441	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(241,753)	-	(241,753)	(8,733)	(250,486)
Distribution of dividends with retained earnings		-	-	-	-	-	-	-	-	(48,601)	(48,601)
Allocation proposed to GSM:
Legal reserve		-	-	-	59,637	-	-	(59,637)	-	-	-
Interest on ow n capital		-	-	-	-	-	-	(198,000)	(198,000)	-	(198,000)
Dividends		-	-	-	-	-	-	(128,795)	(128,795)	(29,315)	(158,110)
Profit retention reserve		-	-	-	-	896,747	-	(896,747)	-	-	-
Balance as of December 31, 2015		6,910,000	1,046,663	130,709	744,784	5,413,572	-	-	14,245,728	338,750	14,584,478
Notes are an integral part of these financial statements.

Statements of Cash Flows

Years ended December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		1,192,738	1,205,950	1,265,551	1,335,615

Adjustments to reconcile net income for the year with cash generated from operating activities
Unrealized monetary and exchange variations - net		50,676	44,713	399,484	322,768
Remuneration of accounts receivable related to concession	10.1	-	-	(110,893)	(58,782)
Income tax and social contribution	13.4	217	38,258	698,023	747,869
Deferred income tax and social contribution	13.4	(3,388)	(5,694)	(165,794)	(225,853)
Result of renegotiation of hydrological risk	14.1	-	-	(134,620)	-
Equity in earnings of subsidiaries	17.1	(1,385,624)	(1,410,276)	(92,545)	(159,955)
Provisions (reversals) for losses with depreciation of investments	17.1	-	(6,981)	-	(6,981)
Appropriation of acturial calculation of post-employment benefits	24.4	1,649	2,269	143,202	102,108
Appropriation of pension and healthcare contributions	24.4	9,635	8,612	133,428	118,392
Creation for research and development programs and energy efficiency	26.2	-	-	128,898	115,368
Sectorial financial assets and liabilities result	31	-	-	(858,170)	(1,033,866)
Depreciation and amortization	32	6,608	755	676,472	629,943
Net operational provisions and reversals	32.4	(2,813)	20,584	210,829	1,203,682
Impairment of accounts receivable related to concession	10.1	-	-	40,757	23,884
Loss on disposal of property, plant and equipment	18.2	-	-	41,715	5,670
Loss on disposal of intangible assets	19.1	308	-	30,026	10,479
		(129,994)	(101,810)	2,406,363	3,130,341

Decrease (increase) in assets
Trade accounts receivable		-	-	(1,022,952)	(789,176)
Dividends and interest on own capital received		1,738,989	1,300,228	62,070	43,860
CRC transferred to the Government of the State of Paraná	8.1	178,588	172,078	178,588	172,078
Judicial deposits		6,525	(1,821)	16,326	(61,028)
Net sectoral financial assets	9.2	-	-	975,053	-
Accounts receivable related to the concession extension	11.1	-	-	321,409	306,814
Other receivables		(20)	(9,129)	(16,238)	(90,184)
Inventories		-	-	19,604	(11,344)
Income tax and social contribution		(40,114)	19,104	(55,241)	97,512
Other current taxes recoverable		(15)	-	49,229	(17,879)
Prepaid expenses		34	(34)	(5,814)	80
Related Parties		(28,951)	(139,062)	(49,911)	(137,137)

Increase (decrease) in liabilities
Payroll, social charges and accruals		2,643	7,847	5,783	12,792
Suppliers		515	(1,124)	(173,809)	94,244
Income tax and social contribution paid		(2,659)	(35,816)	(488,289)	(736,613)
Other taxes		6,756	(19,104)	144,711	(144,932)
Loans and financing - interest due and paid	22.4	(121,188)	(94,068)	(452,924)	(259,388)
Debentures - interest due and paid	23.2	(139,862)	(62,711)	(366,815)	(197,715)
Post employment benefits	24.4	(9,614)	(8,568)	(170,258)	(148,731)
Customer charges due		-	-	254,225	(14,761)
Research and development and energy efficiency	26.2	-	-	(99,729)	(85,584)
Payable related to the concession	27.2	-	-	(55,346)	(51,716)
Other accounts payable		(1,828)	6,546	8,377	33,182
Provisions for legal claims	29.1.1	(3,986)	(1,112)	(163,684)	(53,343)

NET CASH PROVIDED BY OPERATING ACTIVITIES		1,455,819	1,031,444	1,320,728	1,091,372

(continued)

Statements of Cash Flows

Years ended December 31, 2015 and 2014 (continued)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(148)	34	76,883	(103,603)
Loans and financing granted to third parties		(36,800)	-	(29,400)	-
Receipt of loans and financing granted to third parties		15,359	-	7,805	-
Additions related parties - Net effect of acquired cash		-	-	-	149,760
Additions in investments	17.1	(1,235,576)	(827,437)	(528,629)	(628,621)
Additions to property, plant and equipment		(134)	(294)	(752,529)	(894,575)
Additions to intangible assets	19.1	(292)	(14,887)	(968,802)	(1,254,570)
Customers contributions	19.1	-	-	243,054	168,933

NET CASH USED IN INVESTING ACTIVITIES		(1,257,591)	(842,584)	(1,951,618)	(2,562,676)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.4	640,005	-	1,836,190	221,556
Issue of Debentures	23.2	-	1,000,000	1,168,633	1,383,378
Amortization of principal - loans and financing	22.4	(606,000)	(80,600)	(1,170,987)	(425,554)
Amortization of principal - debentures	23.2	-	-	(154,822)	(40,608)
Amortization of principal - liabilities with related parties		-	(468,317)	-	-
Dividends and interest on own capital paid		(241,442)	(615,491)	(307,528)	(668,969)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(207,437)	(164,408)	1,371,486	469,803

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(9,209)	24,452	740,596	(1,001,501)

Cash and cash equivalents at the beginning of the period	5	34,862	10,410	740,131	1,741,632
Cash and cash equivalents at the end of the period	5	25,653	34,862	1,480,727	740,131

CHANGE IN CASH AND CASH EQUIVALENTS		(9,209)	24,452	740,596	(1,001,501)

Notes are an integral part of these financial statements.

Statements of Added Value

Years ended December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Income
Sale of energy, services and other income	-	-	22,313,009	15,918,155
Construction income	-	-	1,686,550	1,902,366
Sectorial financial assets and liabilities result	-	-	858,170	1,033,866
Other income	-	-	26,449	12,284
Allowance for doubtful debts	-	-	(226,838)	(53,193)
	-	-	24,657,340	18,813,478

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	6,571,244	5,521,882
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	689,685	350,841
Materials, supplies and third parties services	14,376	7,061	802,207	654,882
Natural gas and supplies for gas operations	-	-	858,794	1,866,425
Construction costs	-	-	1,576,030	1,631,433
Loss / Recovery of assets	299	-	106,719	43,592
Other supplies	21,866	33,752	90,621	1,213,936
	36,541	40,813	10,695,300	11,282,991

( = ) GROSS ADDED VALUE	(36,541)	(40,813)	13,962,040	7,530,487

( - ) Depreciation and amortization	6,608	755	676,472	629,943

( = ) NET ADDED VALUE	(43,149)	(41,568)	13,285,568	6,900,544

( + ) Transferred added value
Financial income	245,347	202,208	987,340	701,978
Results from investment interests	1,388,606	1,411,047	95,529	160,726
Other Income	-	-	88,010	96,808
	1,633,953	1,613,255	1,170,879	959,512

	1,590,804	1,571,687	14,456,447	7,860,056
(continued)

Statements of Added Value

Years ended December 31, 2015 and 2014 (continued)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	12.31.2015%		12.31.2014%		12.31.2015%		12.31.2014%

Personnel
Remuneration and fees	52,762		62,182		863,060		770,943
Private pension and health plans	8,485		10,881		273,421		220,511
Meal and education assistance	4,096		5,560		112,347		100,136
Social security charges - FGTS	3,648		4,596		60,234		54,705
Labor indemnities (reversals)	26		(547)		6,905		6,590
Profit sharing	2,925		3,352		78,462		92,928
Transfers to property, plant and equipment in progress	(38)		(3,051)		(56,955)		(28,838)
	71,904	4.5	82,973	5.3	1,337,474	9.3	1,216,975	15.5

Government
Federal
Tax	51,784		78,585		2,360,025		1,561,297
Sectorial charges	-		-		3,773,807		530,296
State	1		1		4,563,326		2,489,906
Municipal	72		-		9,428		5,787
	51,857	3.3	78,586	5.0	10,706,586	74.1	4,587,286	58.4

Third Parties
Interest	272,449		203,834		1,093,046		661,218
Leasing and rent	1,856		344		35,264		29,896
Donations, subsidies and contributions	-		-		18,526		29,066
	274,305	17.2	204,178	13.0	1,146,836	7.9	720,180	9.1

Shareholders
Non controlling interests	-		-		72,813		129,665
Own capital remuneration	198,000		30,000		198,000		30,000
Dividends	128,795		592,523		128,795		592,523
Retained profits	865,943		583,427		865,943		583,427
	1,192,738	75.0	1,205,950	76.7	1,265,551	8.7	1,335,615	17.0

	1,590,804	100.0	1,571,687	100.0	14,456,447	100.0	7,860,056	100.0
Notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

as of and for the years ended December 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná.

Copel activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). The main operations of Copel and its subsidiaries are researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

1.1     Investments

Copel directly or indirectly holds interest in subsidiaries (1.1.1), joint ventures (1.1.2), joint operations (note 18.7) and associated companies (1.1.3).

1.2     Subsidiaries

	Headquarters	Main activity	Interest
12.31.2015%				Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A.(Copel COM) (a)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A. (b)	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A. (b)	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A. (b)	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A. (b)	Touros/RN	Production of electricity from w ind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A. (b)	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A. (b)	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A. (b)	João Câmara/RN	Production of electricity from w ind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (c) (d)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (c)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (c)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (c)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (c)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (c)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (c)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (c)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (c)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (c)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (c)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (c)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(c)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (c)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
(a) As of February 03, 2016, the name of Copel Participações S.A w as changed to Copel Comercialização S.A. and the mainly object changed from control and management of interests to commercialization of energy and related services.
(b) As of November 12, 2015, it w as transferred by capital increase of Copel at Copel Geração e Transmissão.
(c) Pre-operating stage.
(d) Created as of January 21, 2015.

1.3     Joint ventures

	Headquarters	Main activity	Interest
12.31.2015%				Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.00	Copel
Paraná Gás Exploração e Produção S.A. (a) (b)	Curitiba/PR	Exploration of natural gas	30.00	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.00	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.00	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.00	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.00	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.00	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.(a)	Rio de Janeiro/RJ	Transmission of electricity	49.00	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.00	Copel GeT
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	24.50	Copel GeT
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	50.10	Copel GeT
Cantareira Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.00	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment	49.00	Copel COM
(a) Pre-operating stage.
(b) Created as of July 02, 2015.

1.4     Associated companies

12.31.2015	Headquarters	Main activity	Interest %
Cia. de Saneamento do Paraná - Sanepar	Curitiba/PR	Basic sanitation	7.6252
Dona Francisca Energética S.A.	Agudo/RS	Electric Pow er	23.0303
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	35.77
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Pow er	30.0
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	48.0
Escoelectric Ltda.	Curitiba/PR	Services	40.0
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	45.0
(a) Pre-operating stage.
(b) Investment reduced to zero in 2013 due to the impairment tests.

2         Concession agreements and authorizations

2.1     Concessions contracts or authorizations obtained by Copel:

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel Distribuição	Contract 046/1999 (a)	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Foz do Chopim	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TTP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João (b)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
Dois Saltos	Authorization 5,204/2015	30	04.22.2045
Paraná Gás	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
(a) Extension of the concession by signing the on 12.09.2015, the 5th addendum to the Concession Agreement No. 046/1990.
(b) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

2.2     Concessions contracts or authorizations obtained by Copel Geração e Transmissão:

Copel Geração e Transmissão		Interest %	Maturity
Generation concession 045/1999
TTP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	05.23.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - UEE Palmas		100	09.28.2029
Dispatch 182/2002 - SHP Melissa, SHP Pitangui and SHP Salto do Vau (a)		100	-
Generation Concession 001/2007 - HPP Mauá		51	07.02.2042
Generation concession 001/2011 - HPP Colíder (b)		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Use of Public Property Concession - 002/2012 - PP Baixo Iguaçu (c)		30	08.19.2047
Generation Concession - Use of Public Property - 007/2013
HPP Apucaraninha (d)		100	10.12.2025
HPP Chaminé (d)		100	08.16.2026
HPP Derivação do Rio Jordão (d)		100	11.15.2029
HPP Cavernoso (d)		100	01.07.2031
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5373/2015 - HPP Chopim I (a)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TTP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (b)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (b)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3.257/2011 - WPP GE Jangada (b)	100	01.04.2042
Maria Helena	Resolution 3.259/2011 - WPP GE Maria Helena (b)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (b)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3.256/2011 - WPP Dreen Guajiru (b)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3.258/2011 - WPP Dreen Cutia (b)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (e)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (e)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (e)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (e)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (e)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (e)	100	08.03.2050
(a)	Only register w ith ANEEL.
(b)	Building under construction.
(c)	As of 10.10.2014 the 1st amendment to the MME Concession Agreement no 002/2012 w as signed formalizing the transfer of part of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.
(d)	Pow er plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime.
(e)	Beginning of construction in 2016.

Copel Geração e Transmissão		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities – several joint ventures (a)		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (b)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II (b); Substation 230/88 kV Paraguaçu Paulista II (b)		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte (b); Substation 230/20138 kV Curitiba Norte (b)		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (b); Substation Realeza 230/20138 kV - Pátio novo 230 kV (b)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (b)		100	09.04.2044
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira	Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;	20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 Kv; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho (b); Transmission line 500 kV Paranaíta - Claúdia (b);	49	05.09.2042
	Substation Claúdia 500 kV (b); Transmission line 500 kV Claúdia - Paranatinga (b); Substation Paranatinga 500 kV (b);
	Transmission line 500 kV Paranatinga - Ribeirãozinho (b)
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II (b);	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte (b); Transmission line 500 Rio Verde Norte - Marimbondo II (b);
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II (b);
	Substation Marimbondo II 500 kV (b)
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas (b);	24,5	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia (b); Transmission line 500 kV Luziânia - Pirapora 2 (b)
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (b); Transmission line 500 kV Itatiba - Bateias (b);	50,1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (b); Transmission line 500 kV Araraquara 2 - Fernão Dias (b);
	Substation Santa Bárbara do D'Oeste 440 kV (b); Substation Itatiba 500 kV (b);
	Substation 500/440 kV Fernão Dias (b)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044

(a) Concession postponed through 3rd amendment to concession contract 060/2001.
(b) Buildings under construction.

3         Preparation basis

3.1     Statement of compliance

The individual financial statements of the Parent Company and the consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission – (Comissão de Valores Mobiliários or CVM) and Federal Accounting Council (Conselho Federal de Contabilidade – CFC).

Company's management believes that only the relevant information used in its management are evidenced in the financial statements.

The issuance of the individual and consolidated financial statements was authorized by the Board of Directors on March 15, 2016.

3.2     Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. The financial information have been rounded to the nearest thousand, except otherwise indicated.

3.3     Measuring basis

The financial statements were prepared based on the historical cost, except for the following material items recognized in the statement of financial position:

•         Non-derivative financial instruments stated at fair value through profit or loss are measured at fair value;

•         Financial assets available for sale are measured at fair value;

•         Investments in subsidiaries, in jointly-controlled subsidiaries and in associated companies are recognized in the individual financial statements using the equity accounting method; and

•         The net assistance liability is recognized by deducting the fair value of the plan assets from the present value of the actuarial liability calculated by a contracted actuary.

3.4     Use of estimates and judgments

In the preparation of these individual and consolidated financial statements, management used judgments, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized on a prospective basis.

3.4.1       Judgments

Information about judgment referring to the adoption of accounting policies which impact significantly the amounts recognized in the financial statements are included in the following notes:

•         Note 4.2 - Basis of consolidation ;

•         Note 4.3.10 - Accounts receivable related to the concession;

•         Note 4.3.11 - Accounts receivable related to the concession extension;

•         Note 4.7 - Intangible assets;

•         Notes 4.8 and 18.9 - Impairment of assets; and

•         Note 4.15 - Leases.

3.4.2       Uncertainties on assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•         Notes 4.3 and 35 - Financial instruments;

•         Note 7 - Trade accounts receivable;

•         Notes 4.3.9 and 9 - Sectorial financial assets and liabilities;

•         Note 4.5.1 - Deferred income tax and social contribution;

•         Notes 4.6 and 18 - Property, plant and equipment;

•         Note 4.7 - Intangible assets;

•         Notes 4.8 and 18.9 - Impairment of assets;

•         Notes 4.9 and 24 - Post-employment benefits; and

•         Notes 4.11 and 29 - Provisions for litigation and contingent liabilities.

4         Significant accounting policies

4.1     Restatement of comparative balances

Company's management has conducted an accounting policy review in order to reassess the proprority of the classification of certain costs and expenses. Thereby, based on guidelines issued by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, proceeded a reclassification of the financial offset for the use of water resources and exchanged rate variance over the Itaipu power purchase, seeking alignment with the accounting practice defined by Aneel.

For comparison purpose, the balances of the Income Statement and the Statements of Added Value of 12.31.2014 have been restated. Those reclassifications had no impact on net income.

	Consolidated
12.31.2014	As previously stated	Reclassification	Restated
Statements of Income
Gross profit (a) (b)	2,753,440	(123,685)	2,629,755
Cost of sales and services provided (a) (b)	(11,165,077)	(123,685)	(11,288,762)
Operational expenses / income (a)	(1,043,526)	140,810	(902,716)
Other operational income (expenses) (a)	(530,378)	140,810	(389,568)
Financial results (b)	147,717	(17,125)	130,592
Financial income (b)	694,523	7,455	701,978
Financial expenses (b)	(546,806)	(24,580)	(571,386)
Statements of Added Value (b)
( - ) Supplies acquired from third parties	11,300,116	(17,125)	11,282,991
Energy purchased for resale	5,539,007	(17,125)	5,521,882
( + ) Transferred added value	952,057	7,455	959,512
Financial income	694,523	7,455	701,978
VALUE ADDED TO DISTRIBUTE	7,835,476	24,580	7,860,056
Third Parties	695,600	24,580	720,180
Interest	636,638	24,580	661,218
DISTRIBUTION OF ADDED VALUE	7,835,476	24,580	7,860,056

(a) Financial offset for the use of w ater resources of R$140,810 w as reclassified from Other operacional income (expenses), net to Cost of sales and services provided
(b) The exchanged rate variance over the Itaipu pow er purchase, in the net value of R$17,125, w as reclassified from Cost of sales and services provided to Financial income and Financial expenses.

4.2     Basis of consolidation

4.2.1       Calculation of equity in earnings of investees

Investments in subsidiaries, in jointly-controlled subsidiaries and in associated companies are recognized in the individual financial statements using the equity accounting method. According to the aforementioned method, investments are initially recorded at cost and their carrying value is increased or decreased through the recognition of the investing company's interest in profit, loss and other comprehensive income generated by the investees subsequent to their acquisition. The use of this method should be discontinued as from the date on which the investment stops being qualified as subsidiary, jointly controlled subsidiary or associated company.

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

4.2.2       Subsidiaries

The subsidiaries are entities to which the investor is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to affect those returns exerting its power over the entity.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated line to line. Transactions between consolidated companies are eliminated.

4.2.3       Interest of non-controlling shareholders

Non-controlling interest is presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in non-controlling interest having a deficit balance.

4.2.4       Joint ventures and associated companies

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associated companies are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

When the share in losses of an associated company or joint venture equals or exceeds the accounting balance of the Company's equity interest in the investee, the Company should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only when the Company incurs legal or constructive liabilities (not formalized), or performs payments on behalf of the investee. Should the investee subsequently determine profits, the Company should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

4.2.5       Joint operations

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations (consortiums) are recorded in the company holding the share, in proportion to the quotas of assets, liabilities and income (loss).

4.3     Financial instruments

The Company and its subsidiaries do not use derivative financial instruments.

Non-derivative financial instruments are recognized on the trading date, i.e. when the obligation or right arises. They are initially recognized at fair value plus any directly attributable transaction costs.

Fair values are determined based on the market quotation, for financial instruments traded in active markets, and for those with no quotations available on the market, fair values are determined by the present value of expected cash flows method.

After the initial recognition, the non-derivative financial instruments are measured as described below:

Financial assets

4.3.1       Financial instruments at fair value through profit or loss

Financial instruments are recorded at fair value through profit and losses if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial recognition, transaction costs and attributable interests, when incurred, are recognized through profit and losses.

4.3.2       Loans and receivables

This category only comprises non-derivative assets with fixed or determinable payments which are not quoted in any active markets. They are measured using the amortized cost or effective interest rate methods.

4.3.3       Financial instruments available-for-sale

The initial and subsequent measurement of financial instruments classified as “available for sale” is based on their fair value. The changes in the fair value resulting from the difference between the market interest rates and the effective interest rates are recognized in other comprehensive income. Interest set at the beginning of the agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recognized directly in income for the period. At settlement of a financial instrument classified as available for sale, any gains or losses recognized in OCI are reclassified to income for the period.

4.3.4       Financial instruments held to maturity

If the Company and its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. They are measured by the amortized cost using the effective interest rate method, deducting any reductions in their recoverable value.

Financial liabilities and equity instruments

4.3.5       Financial liabilities measured at fair value through profit or loss

Financial liabilities designated as such upon initial recognition are classified as held for trading. They are stated at fair value and related gains or losses are recognized in income.

The net losses or gains recognized in the income statement also include interest paid on the financial liability.

4.3.6       Other financial liabilities

Other financial liabilities are measured at amortized cost, using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, to the net carrying amount of the financial liability.

4.3.7       Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations are discharged or cancelled or settled. The difference between the book value of the derecognized financial liability and the corresponding disbursement made or to be made is recorded to income.

4.3.8       Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares do not have voting rights and have two classes "A" and "B".

Class “A” preferred shares have priority in the reimbursement of capital and in the distribution of minimun dividends of 10% p.y. (non-cumulative), calculated based on the capital represented by this class of shares.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class "B" have priority only over the common shares and are only paid out of the remaining profits, following payment of priority dividends of class "A" shares.

According to Article 17 and following paragraphs of Federal Law No. 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

Net sectorial financial assets and liabilities and related to the concession

4.3.9       Net sectorial financial assets and liabilities

An amendment to the concession contract of distribution companies, approved by ANEEL Order No. 4,621/2014, provides that, in the event of termination of the concession for any reason, the residual values of Part A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values, thus protecting rights or obligations of the distribution company to the Granting Authority.

Through CVM Resolution No. 732, CPC approved the Technical Guidance OCPC 08 of December 9, 2014, mandating the recognition of certain sector financial assets or liabilities of electricity distributors as from the year 2014.

Considering OCPC 08, item 13, the effects of amendments related to concession and permission contracts do not characterize a change in accounting policy but rather a new situation, therefore, their application were prospective to the event and the initial recognition adopted was based on the existing sectorial financial assets and liabilities values at the date of signature of the amendments of the concession contracts on December 10, 2014. Thus, the impact of the initial recognition was recorded as a component of net income.

4.3.10     Accounts receivable related to the concession

Power transmission concession

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users and are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP, in Portuguese) to be received during the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, have fixed and determinable cash flows, and therefore classified as “loans and receivables”. They are initially estimated based on their respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

Specifically to the Concession Agreement 060/2001, the subsequent additions, which represents expansion, improvement or enhancement of infrastructure, are recognized as a concession financial asset by virtue of representing the future generation of additional operating cash, according to specific rules from the Concession Grantor.

Power distribution service concession

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the granting authority upon expiration of the concession. These reimbursements are designed to compensate Copel Distribuição for the investments made in infrastructure, which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR, in Portuguese), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

The return on these financial assets is based on the regulatory Weighted Average Cost of Capital or WACC approved by ANEEL in the periodic rate review process, whose amount is included in the tariffs charged to customers and collected monthly.

1st, 2nd, 3rd and 4th Tariff Readjustment Cycles were conducted every four years and, beginning on the 5th cycle, which starts in January 2016, they will be conducted every five years, considering a change promoted by the fifth amendment to the Concession Agreement.

Gas Concession

Gas concession contract falls the bifurcated model, where part of the investments made by the concessionaire is paid by users of the public service and the other party is indemnified by the granting authority, the State of Paraná, at the end of the concession. This model contemplates the recognition of financial assets and intangible assets.

As a financial asset is recognized the amount that will be indemnified by the granting authority corresponding to the investments made in the last ten years prior to the end of the concession as foreseen in the contract and which the Company understands as an unconditional right to cash payments from the granting authority upon expiration of the concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”.

4.3.11     Accounts receivable related to the concession extension

Concession and transmission agreement - Contract 060/2001

Refer to receivables provided by Provisional Measure No. 579/12 - MP 579, converted into Law No. 12,783/13, by virtue of the Copel Geração e Transmissão’s choice to extend the term of the agreement No. 060/2001 for 30 years from December 31, 2012.

For assets that started operations after May 2000, indemnification was split into 31 monthly installments as from January 2013, calculated using the Constant Amortization System (Sistema de Amortização Constante or SAC, in Portuguese), updated by the National Consumer Price Index (Índice de Preços ao Consumidor Amplo or IPCA, in Portuguese) and remunerated by WACC at a real 5.59% p.y..

For the assets of the Existing System Basic Network - existing on May 31, 2000 and with residual value at the date of the extension, article 1 of ANEEL Normative Resolution No. 589/2013 defines the methodology for the purpose of indemnification. This resolution defined the valuation of the concession operators' right to indemnification.

Generation contracts

It refers to receivables from generation projects with expired concession terms that were not extended, pursuant to Law No. 12,783 / 2013.

The criteria and procedures that define the indemnity value for investments in reversible assets not yet amortized or depreciated, are defined in ANEEL Resolution No. 596/2013.

Management believes it has a contractual right to receive an indemnification at the end of the concessions. For the indemnity calculation, it considers the new replacement value - VNR, with depreciation and amortization accrued from the date of operation until the expiration of the concession.

4.3.12     Accounts Payable related to the concession - Use of Public Property

It corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP, in Portuguese) agreements. The asset is recognized on the date of signature of the concession contract, corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contracted payments.

4.4     Inventories (including property, plant and equipment and intangible assets - concession agreement)

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, and intangible assets – concession agreements, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

4.5     Taxes

4.5.1       Current and deferred income tax and social contribution

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income) of each taxed entity and at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$240 a year, for corporate income tax, and 9% for social contribution.

The tax loss and negative social contribution base can be carry forward against future taxable profits with a 30% cap per year, and do not expire.

Deferred income tax and social contribution are recognized on the differences between assets and liabilities recognized for tax purposes and corresponding amounts recognized in the financial statements.

Deferred income tax and social contribution assets are recognized only to the extent that it is likely that there will be taxable profits for which the temporary differences can be used and the tax losses can be offset.

Deferred tax assets and liabilities are disclosed at the net value if there is a legal right to offset current tax liabilities and assets, and they are related to taxes levied by the same tax authority on the same entity subject to taxation.

4.5.2       Other taxes

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security).

Revenues from sectorial financial assets recognized in the income statement, as it is on OCPC 08, consistent as adopted in earlier exercises, are being taxed at the time of billing to the final consumer.

Credits resulting from the non-cumulative nature of PIS and COFINS charges are accounted for by deducting such from the operating cost in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented by deducting the acquisition cost of these assets.

Prepayments or amounts that can be offset are presented in current and non-current assets, in accordance with their expected realization.

4.6     Property, plant and equipment

The assets related to the public service concession agreement and are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure. Assets related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other fixed assets are depreciated using the straight-line method based on estimates of their useful lives.

Costs directly attributable to construction work as well as interest and financial charges on loans from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

4.7     Intangible assets

Software acquired from third parties and those internally developed, are measured at acquisition cost and depreciated over five years. Intangibles from Concession Agreements are discussed below.

4.7.1       Onerous concession of electric power generation

Corresponds to acquisition of exploration rights on hydropower potential whose contract is signed as Use of Public Property - UBP.

During construction work, this asset is recognized at the present value of future cash disbursements during the Concession Agreement term. When commercial operation starts, the amount starts to be amortized during the concession term.

4.7.2       Concession agreement – electricity distribution

These comprise the right to control infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with CPC 04 – Intangible Assets, ICPC 01 and OCPC 05 – Concession Agreements.

Intangible assets are recorded at their fair acquisition and construction value, minus accumulated amortization and impairment losses, when applicable.

The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to Copel Distribuição during to the term of the concession.

4.7.3       Concession agreement – gas distribution

Intangible assets from the construction of infrastructure and the purchase of assets required for the provision of gas distribution services correspond to the right to charge users for the gas supply.

This intangible asset was initially recognized at acquisition, formation or construction cost, plus interest and other capitalized finance charges. This asset is amortized using the straight-line basis over its estimated useful life, considering the economic benefits generated by intangible assets.

4.7.4       Intangible assets acquired separately

Intangible assets with a defined useful life, acquired separately, are recorded at cost, net of accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

4.7.5       Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

4.8     Impairment of Assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of impairment or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded in the statement of income for the year. Reversals of prior period impairments are also recognized in the statement of income for year.

4.9     Post-employment benefits

The Company and its subsidiaries sponsor employees benefit plans. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary at year end.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

The benefit plan assets are measured at fair value.

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

4.10   Research and Development Program – R&D – and Energy Efficiency Program - EEP

Pursuant to Law No. 9,991/00, concessionaires and permission holder of public services of distribution, generation and transmission of electric energy are required to allocate 1% of their net operating revenues in research and development of the electric sector, and concessionaires that distribute electric power must segregate this same percentage between research and development programs of the electric industry and programs for energy efficiency, as defined by Resolutions No. 504/12 and 556/13.

4.11   Provisions

Provisions are recognized when, and only when: 1) the Company has a present obligation (legal or constructive) resulting from a past event, 2) it is probable (I,e, more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and 3) a reliable estimate can be made of the amount  to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company's management judgment, supplemented by experience of similar transactions and, in some cases, by independent expert reports.

When some or all economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is certain and the amount can be reliably measured.

Environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are recorded against property, plant and equipment or intangible in progress. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are recorded directly to profit or loss for the period.

4.12   Revenue recognition

Operating revenues are recognized when: (i) the revenue amount can be reliably measured; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and benefits have been fully transferred to the buyer.

Revenue is measured at the fair value of the consideration received or receivable, less discounts and/or bonuses granted and charges on sales.

4.12.1     Unbilled revenues

It corresponds to revenues from electricity sales to final customers, electricity sales to distribution, use of the main distribution and transmission grid and telecommunication services, from the period between the last billing and the end of each month, by estimate based on the last measurement taken.

4.12.2     Interest

Revenue from interest financial assets is recognized when it is probable that future economic benefits will flow to the Company and the revenue value can be reliably measured. Interest revenue is recognized at the straight-line basis and based on time and effective interest rate on outstanding principal amounts, with the effective interest rate being the one that discounts exactly estimated future cash receipts during the estimated life of the financial asset in relation to initial net book value of that asset.

4.13   Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, are recognized using the stage of completion method. Related costs are recognized in the income statement as constructions cost.

Given that Copel Distribuição and Compagás outsource the construction of distribution infrastructure to non-related parties and works are carried out over short periods, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the year 2015 and 2014 was 1.65%, and results from a calculation methodology which takes into account the respective business risk.

4.14   Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber – CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by the Company’s Senior Management when public information is not yet available.

4.15   Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating.

4.16   Statement of Added Value – DVA

The purpose of this statement is to disclose the wealth generated by the Company and its distribution over a given period and it is presented as required by Brazilian Corporate Law, as part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the IFRS financial statements, as this statement is not required by IFRS.

4.17   New standards and changes and interpretations of standards not yet in effect

Several new standards, amendments to standards and interpretations will be effective for the years started on or after January 1, 2016, and have not been adopted in the preparation of these financial statements.

Those that may be relevant to the Company and its subsidiaries are mentioned below. The Company and its subsidiaries do not plan to early adopt these standards.

4.17.1     IFRS 9 – Financial instruments

Includes revised guidance on designating and measuring financial instruments, including a new model of expected credit losses for the impairment calculation on financial assets and new requirements on hedge accounting. The standard maintains existing guidance on recognition and derecognition of financial instrument in IAS 39.

IFRS 9 is effective for the years starting on or after January 1, 2018.

4.17.2     IFRS 15 – Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017.

5         Cash and cash equivalents

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Cash and bank accounts	126	1,485	167,724	152,373
Financial investments w ith immediate liquidity	25,527	33,377	1,313,003	587,758
	25,653	34,862	1,480,727	740,131

It comprises liquid funds in cash, bank deposits and short-term high liquidity investments, which can be redeemed within 90 days for cash from the contract date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated, on average, at the rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário or CDI).

6         Bonds and Securities

	Level		Consolidated
Category	Note 35.1	Index	12.31.2015	12.31.2014
Securities available for sale
Committed Operation	2	Fixed rate	48,085	93,558
CDB	2	CDI	45,996	36,718
Quotas in Funds	2	CDI	64,368	-
LFT	1	Selic	2,623	87,979
Quotas in Funds	1	CDI	105	99
LTN	1	Fixed rate	-	17,153
LF Caixa	2	CDI	-	12,450
NTN-F	1	CDI	-	2,001
			161,177	249,958
Securities held for trading
Multimarket Fund	2	CDI	111,760	43,021
Quotas in Funds	2	CDI	100,282	164,281
Committed Operation	2	Fixed rate	88,594	10,320
LF	2	CDI	26,025	32,041
DPGE	2	CDI	4,515	14,224
LTN	1	Selic	2,563	52,798
Housing credit	2	CDI	2,316	-
Debentures	2	CDI	157	2,961
Treasury	1	-	2	6
CDB	2	CDI	-	1,128
CRI	2	IGPDI	-	12,230
Loan - Credit Operation ( Mutual )	2	IPCA	-	8,357
			336,214	341,367
			497,391	591,325
		Current	406,274	459,115
		Noncurrent	91,117	132,210

Copel and its subsidiaries securities yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at year-end.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	12.31.2015	12.31.2014
Customers
Residential	308,886	200,842	84,075	593,803	343,911
Industrial	276,540	69,384	40,853	386,777	220,569
Commercial	266,931	66,971	43,408	377,310	202,640
Rural	55,617	21,385	4,770	81,772	39,982
Public Entities	41,821	12,959	12,139	66,919	56,507
Public lighting	40,117	363	119	40,599	20,820
Public service	38,748	3,149	1,088	42,985	21,947
Unbilled	648,455	-	-	648,455	402,465
Energy installments plan	87,900	11,608	31,081	130,589	147,865
Low income subsidy - Eletrobras	12,351	-	-	12,351	13,368
Other receivables	70,420	36,200	34,861	141,481	105,775
	1,847,786	422,861	252,394	2,523,041	1,575,849
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	128,628	12,485	6,696	147,809	95,274
Bilateral contracts	88,119	4,359	2,483	94,961	98,449
CCEE (7.2)	91,427	161,536	181,560	434,523	494,900
Unbilled	49,431	-	-	49,431	12,309
Quota system and Reimbursement to generators	2,393	422	1,343	4,158	1,260
	359,998	178,802	192,082	730,882	702,192
Charges from using transmission grid	73,860	3,917	5,394	83,171	35,673
Telecommunications	8,932	11,560	29,274	49,766	51,934
Gas distribution	55,032	3,926	1,757	60,715	48,385
Allow ance for doubtful accounts (7.3)	-	-	(339,686)	(339,686)	(159,521)
	2,345,608	621,066	141,215	3,107,889	2,254,512
Current				3,032,827	2,178,816
Noncurrent				75,062	75,696

7.1     Debt balances paid in installments

The trade accounts receivable “debt balances paid in installments” are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate.

7.2     Electricity Trade Chamber – CCEE

Of the balance presented, the amount of R$186,707 is related to UEG Araucaria and the amount of R$201,981 is related to Copel Geração e Transmissão, of which R$181,560 derive from sale of energy to be reprocessed by CCEE for the period from January to May as a result of the request to Aneel for exemption from responsibility of complying with trading contracts of Colíder Hydroelectric Power Plants for delivery of energy (Note 18.6). The remaining balance in the amount of R$85,862, was received on February 12, 2016 and March 8, 2016.

7.3     Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

The allowance for doubtful accounts is recorded considering the parameters recommended by ANEEL, based on amounts receivable from residential class customers overdue for more than 90 days, from commercial class customers overdue for more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue for more than 360 days in addition to previous experience of actual losses.

Consolidated	Balance as of January 1, 2014	Additions / (reversals)	Reversal of write offs	Balance as of December 31, 2014	Additions	Reversal of write offs	Balance as of December 31, 2015
Customers
Residential	46,177	25,323	(11,982)	59,518	64,976	(20,327)	104,167
Industrial	32,670	14,752	(11,465)	35,957	11,265	(5,046)	42,176
Commercial	26,762	18,400	(5,327)	39,835	14,242	(5,692)	48,385
Rural	6,407	(4,798)	(336)	1,273	1,382	(828)	1,827
Public Entities	13,043	(3,888)	-	9,155	1,496	-	10,651
Public lighting	81	-	-	81	-	-	81
Public service	183	71	6	260	347	-	607
	125,323	49,860	(29,104)	146,079	93,708	(31,893)	207,894
Concessionaries and permission holder
CCEE (7.3.1)	-	-	-	-	119,665	-	119,665
Concessionaries and permission holder	8,877	927	(715)	9,089	1,052	-	10,141
	8,877	927	(715)	9,089	120,717	-	129,806
Telecommunications	3,254	1,023	(1,234)	3,043	987	(3,839)	191
Gas distribution	1,077	251	(18)	1,310	549	(64)	1,795
	138,531	52,061	(31,071)	159,521	215,961	(35,796)	339,686

7.4     CCEE

An allowance for doubtful trade accounts receivables was recognized on 2015 in the amount of R$119,655 in respect of differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Market (CCEARs) of the Hydroelectric Power Plant Colíder and the difference settlement price (PLD). The Company is waiting on Aneel’s decision on the request for a revision of the power plant’s operations start date to reverse that allowance.

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government is paying the renegotiated amounts in accordance with the fourth amendment. Dividends payable to the State as a shareholder are a collateral to this receivable.

8.1     Changes in CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2014	85,448	1,295,106	1,380,554
Interest	86,630	-	86,630
Monetary variations	1,418	47,584	49,002
Transfers	93,161	(93,161)	-
Amortizations	(172,078)	-	(172,078)
Balance as of December 31, 2014	94,579	1,249,529	1,344,108
Interest	84,010	-	84,010
Monetary variations	5,400	128,312	133,712
Transfers	106,262	(106,262)	-
Amortizations	(178,588)	-	(178,588)
Balance as of December 31, 2015	111,663	1,271,579	1,383,242

8.2     Maturity of noncurrent installments

Parent Company and Consolidated	12.31.2015
2017	119,089
2018	127,009
2019	135,456
2020	144,464
2021	154,072
After 2021	591,489
1,271,579

9         Net Sectorial Financial Assets

Copel Distribuição has applied OCPC 08 from the year ended 12.31.2014 following the signing of the 4th Amendment to the Concession Agreement on 12.10.2014, recording sectorial financial assets against net operating revenue.

Net Sectorial Financial Assets refer to the Variance of Parcel “A” Costs (CVA) and other financial components relating to non-manageable costs incurred in the tariff cycle without adequate tariff coverage. The balances of these accounts are positive or negative differences between projected and actual amounts and are adjusted by an index established by the regulator, ANEEL, and are carried forward to the next rate adjustment.

9.1     Composition of net sectorial financial assets balances per tariff cycle

Consolidated	Current assets		Noncurrent assets
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Sectoral financial assets - Electricity rate adjustment recoverable 2014
Part A	-	-	-	-
Fuel Consumption Account - CCC	-	4,254	-	-
Charges for using the transmission system - basic grid	-	14,304	-	-
Electricity purchased for resale - Itaipu	-	2,469	-	-
Charges for system services - ESS	-	(81,703)	-	-
Energy Development Account - CDE	-	1,160	-	-
Incentive Program to Alternative Electricity Sources - Proinfa	-	4,604	-	-
Electricity purchased for resale - CVA Energ	-	162,114	-	-
Transport of energy purchased from Itaipu	-	165	-	-
Other financial components
Overcontracting	-	79,201	-	-
Eletronuclear	-	1,554	-	-
Neutrality	-	(10,670)	-	-
	-	177,452	-	-
Sectoral financial assets - Electricity rate adjustment recoverable 2015
Part A	-	-	-	-
Charges for using the transmission system - basic grid	69,781	41,274	-	41,274
Electricity purchased for resale - Itaipu	-	(55,585)	-	(55,585)
ESS	(200,644)	(144,531)	-	(144,531)
CDE	171,008	7,866	-	7,866
Proinfa	(1,185)	-	-	-
CVA Energ	365,276	220,680	-	220,680
Transport of energy purchased from Itaipu	2,859	946	-	946
Other financial components
Deferral IRT 2013	143,624	140,337	-	140,337
Deferral IRT 2014 (constitution)	324,003	159,364	-	159,364
Extraordinary Tariff Review	(179,763)	-	-	-
Overcontracting	78,778	66,668	-	-
Neutrality	(7,888)	(5,173)	-	-
Financial exposure	9,922	-	-	-
Guarantees	84	-	-	61,495
	775,855	431,846	-	431,846
Sectoral financial assets - Electricity rate adjustment recoverable 2016
Part A	-	-	-	-
Charges for using the transmission system - basic grid	3,615	-	3,615	-
Electricity purchased for resale - Itaipu	349,704	-	349,704	-
ESS	(69,255)	-	(69,255)	-
CDE	231,052	-	231,052	-
Proinfa	(40)	-	(40)	-
CVA Energ	(190,070)	-	(190,071)	-
Transport of energy purchased from Itaipu	2,432	-	2,432	-
Other financial components
Overcontracting	20,999	-	20,999	-
Extraordinary Tariff Review	(264,423)	-	(264,423)	-
Neutrality	36,266	-	36,266	-
Abrace	10,228	-	10,228	-
Financial exposure	4,396	-	4,396	-
	134,904	-	134,903	-
	910,759	609,298	134,903	431,846

9.2     Changes in net sectorial financial assets

	Balance as of January 1, 2015			Financial results			Balance as of December 31, 2015
		Operating revenues			ACR Account
		Constitution	Amortization	Updating		Rate flags
Part A
CCC	4,254	-	(4,254)	-	-	-	-
Charges for using the transmission system - basic grid	96,852	57,734	(89,677)	12,102	-	-	77,011
Electricity purchased for resale - Itaipu (9.2.1)	(108,701)	788,542	(2,610)	22,177	-	-	699,408
ESS	(370,765)	30,779	300,650	(44,439)	-	(255,379)	(339,154)
CDE (9.2.2)	16,892	756,556	(184,185)	43,849	-	-	633,112
Proinfa	4,604	(2,350)	(3,601)	82	-	-	(1,265)
CVA Energ (9.2.3)	603,474	421,026	(561,430)	66,337	(19,590)	(524,682)	(14,865)
Transport of energy purchased f rom Itaipu	2,057	8,398	(3,229)	497	-	-	7,723
Other financial components
Overcontracting	212,537	206,796	(157,979)	34,824	(38,704)	(136,698)	120,776
Deferral IRT (9.2.4)	599,402	311,212	(467,628)	24,641	-	-	467,627
Extraordinary Tariff Review	-	(842,087)	179,763	(46,285)	-	-	(708,609)
Neutrality (9.2.5)	(21,016)	63,603	18,559	3,498	-	-	64,644
Abrace (9.2.6)	-	19,808	-	648	-	-	20,456
Financial exposure	-	25,174	(9,922)	3,462	-	-	18,714
Guarantees	-	160	(84)	8	-	-	84
Eletronuclear	1,554	-	(1,554)	-	-	-	-
	1,041,144	1,845,351	(987,181)	121,401	(58,294)	(916,759)	1,045,662
Current	609,298						910,759
Noncurrent	431,846						134,903

	Initial recognition as of 12.10.2014	Operating revenues		Financial results	Balance as of December 31, 2014
		Constitution	Amortization	Updating
Part A
CCC	4,757	-	(503)	-	4,254
Charges for using the transmission system - basic	89,226	8,932	(1,692)	386	96,852
Electricity purchased for resale - Itaipu (9.2.1)	(94,232)	(13,789)	(292)	(388)	(108,701)
ESS	(370,572)	(8,182)	9,663	(1,674)	(370,765)
CDE (9.2.2)	16,304	635	(137)	90	16,892
Proinfa	5,148	-	(544)	-	4,604
CVA Energ (9.2.3)	601,099	18,976	(19,175)	2,574	603,474
Transport of energy purchased f rom Itaipu	1,867	201	(20)	9	2,057
Other financial components
Overcontracting	213,791	7,345	(9,368)	769	212,537
Deferral IRT (9.2.4)	556,947	36,810	-	5,645	599,402
Neutrality (9.2.5)	(21,134)	(1,012)	1,263	(133)	(21,016)
Eletronuclear	1,738	-	(184)	-	1,554
	1,004,939	49,916	(20,989)	7,278	1,041,144
Current					609,298
Noncurrent					431,846

9.2.1       Electricity purchased for resale - Itaipu

Power output from the Itaipu hydropower station is sold as quotas to utilities companies in the South, Southeast and Midwest in proportion to their markets. At 12.31.2015 the Company recognized a change of R$699,408 in the power purchase cost deriving from an adjustment to Itaipu power purchase prices and foreign exchange variance.

9.2.2       Energy Development Account - CDE

The Energy Development Account (CDE) balance in 2015 represents the amount by which ANEEL approved monthly payment quotas (Note 31.6) exceed the regulatory quota in the electricity tariff.

9.2.3       Electricity purchased for resale - CVA Energ

The CVA Energ account has been offset by funds received through the Tariff Flag system throughout 2015 and Regulated Contracting Environment Account - ACR Account funds for November and December 2014, provided in March 2015 under Aneel Order 733 of 03.27.2015.

The Tariff Flags Account balance for July and August 2015 was determined to be positive and sufficient to cover the utilities' remaining costs for the previous months, with a surplus.

On December 1, 2015, ANEEL Normative Resolution No. 689, as amended by Normative Resolution No. 700/2016, established a new methodology for positive Tariff Flag Account balances, in which rate tier surpluses are allocated to utilities for subsequent apportioning to consumers in subsequent tariff reviews, and can be offset in subsequent Tariff Flag computations up to the following tariff review.

9.2.4       Deferral of periodic rate adjustment

Partial deferral of financial components refers to the tariff adjustments in 2013 and 2014 under Resolutions No. 1,541/2013 and No. 1,740/2014, respectively. As at 12.31.2015 the deferral amount for 2013 is R$143,624 and the deferral amount for 2014 is R$324,003, for a total of R$467,627 to be amortized in 2016.

9.2.5       Neutrality

Portion A Neutrality refers to the estimated recoverable portion of sector charges not covered by the current tariff (billed revenue) due to the decline in consumption during the period. In 2015 the Company recognized R$64,644 under Part A Neutrality.

9.2.6       Abrace

Under Resolution No. 1,986/2015, ANEEL established the rates applying to members of the Brazilian Association of Large Industrial Consumers and Free Consumers (ABRACE) following a judicial award suspending payment of part of the Economic Development Account (CDE) charge, resulting in a decrease in revenues. The amount unpaid by members will be apportioned to other consumers in the following tariff cycle.

10      Accounts Receivable Related to the Concession

10.1   Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities	Consolidated
Balance as of January 1, 2014	4,396	5,652,860	(2,168,592)	3,488,664
Capitalization of intangible assets in progress (Note 19.1)	-	785,325	(119,829)	665,496
Transfers from current to noncurrent	38,741	(38,741)	-	-
Transfers to electricity grid use charges - customers	(35,707)	-	-	(35,707)
Transfer to property, plant and equipment	-	(11,073)	-	(11,073)
Monetary variations	-	148,864	(71,875)	76,989
Remuneration	-	59,367	(585)	58,782
Construction income	-	206,150	-	206,150
Loss on disposal	-	(40,050)	16,166	(23,884)
Balance as of December 31, 2014	7,430	6,762,702	(2,344,715)	4,425,417
Capitalization of intangible assets in progress (Note 19.1)	-	618,470	(95,689)	522,781
Transfers to intagible - Extension of Copel Distribuição’s Concession (Note 19.1)	-	(6,635,901)	2,579,546	(4,056,355)
Transfers from current to noncurrent	48,118	(48,118)	-	-
Transfers to electricity grid use charges - customers	(46,386)	-	-	(46,386)
Transfer from property, plant and equipment	-	1,740	-	1,740
Monetary variations	-	418,752	(201,039)	217,713
Remuneration	-	110,893	-	110,893
Construction income	-	232,567	-	232,567
Loss on disposal	-	(26,944)	(13,813)	(40,757)
Balance as of December 31, 2015	9,162	1,434,161	(75,710)	1,367,613

10.2   Distribution concession contract

On December 9, 2015, the Company signed the Fifth Amendment to Concession Agreement No. 46/1999, extending the concession term to July 7, 2045, in accordance with the Decision of the Ministry of Mines and Energy of November 9, 2015, based on Law No. 12,783/2013, Decree No. 7,805/2012 and Decree No. 8,461, of June 2, 2015.

The Fifth Amendment to the Concession contract imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the period of the first five years will result in the termination of the concession. From the sixth year following the signing of the contract, the breach of quality criteria for three consecutive years or of economic and financial criteria for two consecutive years will result in the opening of an expiration process. In addition, non-compliance with the electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, may limit dividends or interest on equity payments to shareholders, while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders.

The following table sets forth the goals set for Copel Distribuição for the first 5 years of extension:

		Quality (Limit Established) (a)
Year	Economic and Financial Management	DECi (b)	FECi (b)
2016		13.61	9.24
2017	EBITDA > 0	12.54	8.74
2018	EBITDA (-) QRR > 0 (c)	11.23	8.24
2019	{Net Debt / [EBITDA (-) QRR]} < 1 / (0.8 * SELIC) (c) (d)	10.12	7.74
2020	{Net Debt / [EBITDA (-) QRR]} < 1 / (1.11 * SELIC) (c) (d)	9.83	7.24

(a) According to Aneel’s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
(c) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) betw een the month preceding the RTP and the month preceding the tw elve-month period of the economic and financial sustainability measurement.
(d) Selic: limited to 12.87% p.y.

As a result of the term extension, the amount of R$4,056,355 was reclassified from Accounts Receivable Related to Concession to Intangible Assets, considering that such investment that will now be recovered through tariff received during the extended concession period, as a result of energy consumption by electric power public utility users rather than by indemnification at the previous concession term end.

Accounts Receivable Related to Concession are measured at fair value and its collection is ensured by the Concession Grantor through an indemnity upon reversal of these assets at the end of concession period.

10.3   Commitments regarding transmission

Commitments with suppliers of equipment and services are related to the following projects:

Transmission Lines and Substations	Balance
Contract 010/2010 - Transmission Line Araraquara 2 - Taubaté	311,153
Contract 002/2013 - TL 230 kV Assis - Paraguaçu Paulista	49,098
Contract 005/2014 - TL 230 kV Bateias - Curitiba Norte and SE 230 kV Curitiba Norte	47,862
Contract 021/2014 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	39,118
Contract 022/2014 - TL 500 kV Londrina - Assis	28,554

11      Accounts receivable related to the concession extension

Copel Geração e Transmissão received the amount agreed upon with the Concession Grantor for the extension of Transmission Concession Agreement No. 060/2001, exclusively of the portion referring to indemnity of assets that became operational after May 2000, denominated New Facilities’ Basic Network (RBNI).

Of the amounts receivable related to part of the indemnity for electric power transmission assets of the Existing System Basic Network (RBSE) and Other Transmission Facilities (RPC), also referring to Concession Agreement No. 060/2001, on March 31, 2015, Copel Geração e Transmissão filed with Aneel an appraisal report for these assets. In June 2015, Aneel inspected the Company in order to validate the appraisal report and may adjust the indemnification amount.

Copel Geração e Transmissão's report was prepared in accordance with the Aneel Normative Resolution No. 589/2013 an amounts to R$882,300, equal to the investments at the VNR – New replacement value adjusted by the depreciation accumulated through December 31, 2012. The Company is awaiting the conclusion of the proceedings of Aneel.

Due to the expiration of the HPP Rio dos Patos, HPP GPS and HPP Mourão I concessions, Copel Geração e Transmissão depreciated the power plants until the expiration date of the concessions and reclassified their residual value of R$59,339, previously recognized as fixed assets, to "Accounts receivable from the indemnity for the concession”. This value will be confronted with the amount of compensation to be defined by the Concession Authority.

Copel Geração e Transmissão timely expressed to Aneel its interest in receiving the indemnification. Evidence of the investments was provided to the agency, according to deadline defined by Regulatory Decision No. 615/2014, on December 17, 2015.

Copel Geração e Transmissão's appraised these assets by applying the new replacement value methodology established by ANEEL's Resolution No. 596 and 589/2013. Although the Concession Authority has not yet disclosed the way it will appraise the assets and the repayment of the investments made by the Company is subject to approval, management expects that the Company will be reimbursed for these assets, which balance is recoverable on December 31, 2015.

11.1   Changes in the accounts receivable related to the concession extension

	Current Assets	Noncurrent Assets	Consolidated
Balance as of January 1, 2014	352,161	365,645	717,806
Transfer of property, plant and equipment - generation concessions compensation	205,428	(205,428)	-
Remuneration	50,271	-	50,271
Amortization	(306,814)	-	(306,814)
Balance as of December 31, 2014	301,046	160,217	461,263
Transfer of property, plant and equipment - generation concessions compensation (Note 18.3)	-	59,339	59,339
Remuneration	20,363	-	20,363
Amortization	(321,409)	-	(321,409)
Balance as of December 31, 2015	-	219,556	219,556

12      Other receivables

		Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Services in progress (a)	11.013	10.795	128.336	96.107
Transfer CDE (12.1)	-	-	119.010	210.808
Advance payments to suppliers (b)	5	-	95.765	95.311
Decommissioning in progress	-	-	31.159	11.211
Advance payments to employees	1.798	1.537	24.660	24.452
Advance for severance estate	-	-	20.277	16.159
Other receivables	202	666	87.296	47.094
	13.018	12.998	506.503	501.142
Current	13.018	12.695	474.889	415.818
Noncurrent	-	303	31.614	85.324

(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose, in compliance w ith the applicable regulations.

(b) Refers to advances to suppliers provided on contractual clauses.

12.1   CDE Transfer

CDE (note 31.5.1) is intended to provide funds to subsidize discounts applied to tariffs for use of power distribution systems.

Amount to be transferred to Copel Distribuição was homologated by Aneel through Resolution No. 1,763/2014 and altered by resolutions No. 1,858, of February 27, 2015 and No. 1,897, of June 16, 2015.

The balance shown on December 31, 2014 refers to installments from June to December 2014, received in 2015, and the balance as of December 31, 2015 refers to installments from October to December 2015, received on January 2016.

13      Taxes

13.1   Income tax and social contribution

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Current assets
IR and CSLL paid in advance	174,987	114,730	517,206	448,599
IR and CSLL to be offset against liability	(20,910)	(35,818)	(322,962)	(343,525)
	154,077	78,912	194,244	105,074
Noncurrent assets
IR and CSLL paid in advance	79,144	114,195	94,686	128,615
	79,144	114,195	94,686	128,615
Current liabilities
IR and CSLL due	-	38,260	613,278	653,406
IR and CSLL to be offset against asset	-	(35,818)	(301,362)	(343,525)
	-	2,442	311,916	309,881

13.2   Deferred income tax and social contribution

13.2.1     Change in deferred income tax and social contribution

Parent Company	Balance as of January 1, 2014	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2014	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2015
Noncurrent assets
Provisions for legal claims	94,467	6,623	-	101,090	(2,311)	-	98,779
Amortization - concession	18,342	256	-	18,598	320	-	18,918
Tax losses and negative tax basis	913	(913)	-	-	6,050	-	6,050
Provision for financing	4,085	(628)	-	3,457	-	-	3,457
CPC 33 effects - employee benef its	738	-	1,262	2,000	-	(696)	1,304
Allow ance for doubtful debts	1,478	-	-	1,478	-	-	1,478
Others	859	1,892	-	2,751	3,412	-	6,163
	120,882	7,230	1,262	129,374	7,471	(696)	136,149
(-) Noncurrent liabilities					219	-
Provisions for negative goodw ill	25,297	-	-	25,297	-	-	25,297
CPC 38 effects - financial instruments	4,380	1,536	(65)	5,851	-	(1)	5,850
CPC 08 effects - transaction costs	-	-	-	-	4,083	-	4,083
	29,677	1,536	(65)	31,148	4,083	(1)	35,230
Net	91,205	5,694	1,327	98,226	3,388	(695)	100,919

Consolidated	Balance as of January 1, 2014	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2014	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2015
Noncurrent assets
Provisions for legal claims	375,336	92,229	-	467,565	(11,249)	-	456,316
Private pension and health plans	195,484	24,887	-	220,371	35,700	-	256,071
CPC 01 effects - impairment of assets	-	274,476	-	274,476	(22,450)	-	252,026
Provision for energy purchases	105,107	50,507	-	155,614	28,857	-	184,471
Allow ance for doubtful debts	49,682	11,492	-	61,174	64,767	-	125,941
Provision of Research and Development	66,766	26,815	-	93,581	23,090	-	116,671
Receivement injunction GSF	-	-	-	-	41,308	-	41,308
Amortization - concession	36,686	256	-	36,942	2,597	-	39,539
ICPC 01 effects - concession contracts	69,582	(23,323)	-	46,259	(8,250)	-	38,009
Social security contributions - injunction on judicial deposit	23,256	6,351	-	29,607	7,151	-	36,758
Provision for profit sharing	26,553	3,885	-	30,438	(4,613)	-	25,825
Provision for tax losses	14,940	2,174	-	17,114	312	-	17,426
Rate flag	-	-	-	-	16,486	-	16,486
Tax losses and negative tax basis	9,713	4,861	-	14,574	(8,524)	-	6,050
CPC 33 ef fects - employee benef its	132,523	-	(48,584)	83,939	-	(82,359)	1,580
Others	19,310	13,390	(408)	32,292	12,630	(216)	44,706
	1,124,938	488,000	(48,992)	1,563,946	177,812	(82,575)	1,659,183
(-) Noncurrent liabilities
CPC 27 effects - deemed cost	636,541	(50,760)	-	585,781	(46,591)	-	539,190
Sectoral f inancial assets	-	353,989	-	353,989	1,536	-	355,525
ICPC 01 effects - concession contracts	-	19,113	-	19,113	72,013	-	91,126
CPC 33 ef fects - employee benef its	-	-	-	-	-	56,700	56,700
Provisions for negative goodw ill	25,297	-	-	25,297	-	-	25,297
Deferment of capital gains	107,534	(67,916)	-	39,618	(28,298)	-	11,320
CPC 38 effects - financial instruments	7,276	(1,220)	(110)	5,946	(96)	(1)	5,849
Capitalization of financial charges	5,357	-	-	5,357	-	-	5,357
Others	10,021	8,941	(945)	18,017	13,454	-	31,471
	792,026	262,147	(1,055)	1,053,118	12,018	56,699	1,121,835
Net	332,912	225,853	(47,937)	510,828	165,794	(139,274)	537,348
Assets presented in the Statement of Financial Position	753,413			526,046			537,562
(-) Liabilities presented in the Statement of Financial Position	(420,501)			(15,218)			(214)
Net	332,912			510,828			537,348

13.3   Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Current assets
Recoverable ICMS (VAT)	-	-	66,475	92,247
Recoverable PIS/Pasep and Cofins taxes	30	-	76,810	69,771
PIS/Pasep and Cofins to be offset against liabilities	(30)	-	(73,162)	(66,263)
Other recoverable taxes	-	-	602	530
	-	-	70,725	96,285
Noncurrent assets
Recoverable ICMS (VAT)	-	-	20,386	34,977
PIS/Pasep and Cofins taxes	-	-	59,209	55,206
Other recoverable taxes	15	-	33,307	33,298
	15	-	112,902	123,481
Current liabilities
ICMS (VAT) payable	-	-	143,561	85,674
PIS/Pasep and Cofins payable	32,578	5,568	163,840	97,758
PIS/Pasep and Cofins to be offset against assets	(30)	-	(73,162)	(66,263)
IRRF on JSCP	20,910	-	71,662	2,222
IRRF on JSCP to be offset against IR and CSLL assets	(20,910)	-	(21,600)	-
Ordinary financing of taxes w ith the federal tax authorities	-	-	45,586	-
Other taxes	69	29	11,061	17,938
	32,617	5,597	340,948	137,329
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	1,466	820	108,278	87,129
Ordinary financing of taxes w ith the federal tax authorities	-	-	148,153	-
Other taxes	-	-	842	-
	1,466	820	257,273	87,129

13.4   Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Income before IRPJ and CSLL	1,189,567	1,238,514	1,797,780	1,857,631
IRPJ and CSLL (34%)	(404,453)	(421,095)	(611,245)	(631,595)
Tax effects on:
Equity in income	341,700	376,260	21,882	47,897
Interest on ow n capital	67,320	10,200	67,320	10,200
Dividends	572	238	572	238
Finam	-	1,745	-	1,745
Non deductible expenses	(1,968)	(39)	(13,706)	(8,209)
Tax incentives	-	103	18,757	20,248
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(909)	35,146
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(15,302)	1,924
Others	-	24	402	390
Current IRPJ and CSLL	(217)	(38,258)	(698,023)	(747,869)
Deferred IRPJ and CSLL	3,388	5,694	165,794	225,853
Effective rate - %	-0.3%	2.6%	29.6%	28.1%

In relation to Law No. 12,973/2014 and Normative Instruction No. 1,515/2014, which made changes to the IRPJ, CSLL, PIS and Cofins taxes effective from January 1, 2015, from this date, the Company and its wholly owned subsidiaries have been ascertaining their taxes by applying the provisions of those laws.

14      Prepaid Expenses

Consolidated		12.31.2015	12.31.2014
Risk premium - GSF renegotiation (Note 14.1)		48,653	-
Others		26,122	20,308
		74,775	20,308
	Current	49,282	20,133
	Noncurrent	25,493	175

14.1   Risk premium – GSF renegotiation

Hydropower generation utilities significantly affected by the low reservoir levels in recent years were benefited by the enactment of Law No. 13,203 by the Concession Authority on 12.08.2015, which allows hydropower generation companies subscribing to the Electricity Reallocation Mechanism (MRE) to reallocate their hydrological risk as from January 1, 2015.

ANEEL Regulatory Resolution No. 684 of 12.11.2015 establishes the criteria and other conditions for reallocation of hydrological risk by MRE members. In the Regulated Contracting Environment (ACR), hydrological risk was transferred to consumers against payment by the generation company of a risk premium into the Rate Tier Pooling Account (CCRBT). In the Free Contracting Environment (ACL), hydrological risk was reallocated through Reserve Capacity contracts.

On December 23, 2015, following analysis of reallocation conditions in the ACR and ACL, Copel Geração e Transmissão and Elejor filed a request for renegotiation of hydrological risk in ACR of HPPs Mauá, Foz do Areia, Santa Clara and Fundão, which was consented through Decisions No. 84/2016 and 43/2016, respectively.

In accordance with Hydrological Risk Renegotiation Term and previously mentioned regulations, subsidiaries acquired the right to partially recover cost with GSF in 2015, in the amount of R$33.55 per average MW for SP100 product class, based on the risk premium contracted by them.

As of December 31, 2015, the Company recognized the amount of R$134,620 (Note 32.1.1) as Recovery of Power Purchase Cost through Renegotiation of GSF in income for the year, as follows:

Power Plant	Physical guarantee (Average MW )	Eligible amount of energy (Average MW )	Amortization period prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100.827	97.391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576,000	226.705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara e Fundão	135,400	134.323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458.419			134,620	76,171	58,449

R$48,653 was recorded under Prepaid Expenses and R$30,807 under Intangible Assets and charged to profit or loss, and R$55,160 was charged to CCEE liabilities.

A breakdown of these items as at 12.31.2015 is presented below:

Consolidated		12.31.2015
Risk premium - current asset		23,313
Risk premium - noncurrent asset		25,340
Intangible (Note 19.1)		30,807
Liability deduction w ith CCEE		55,160
		134,620
	Risk premium to be amortized	76,171
	Grant extension period	58,449

15      Related Parties

.		Parent Company			Consolidated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014
Controlling shareholders
State of Paraná (15.1)		167,566	137,137	187,048	137,137
Subsidiaries
Copel Renováveis - Structure Sharing		312	1,137	-	-
Copel Comercialização - Structure Sharing		135	788	-	-
Copel Distribuição (15.2)		104,434	71,197	-	-
Joint Ventures
Voltalia São Miguel do Gostoso (15.3)		25,237	-	25,237	-
		297,684	210,259	212,285	137,137
	Current	447	1,925	19,482	-
	Noncurrent	297,237	208,334	192,803	137,137

15.1   State of Paraná

15.1.1     Credit related to “Luz Fraterna”, R$153,300

During the 2065th Board Meeting held on September 9, 2013, Copel’s board approved the transfer of the Paraná State Government debt on the “Luz Fraterna” (Fraternal Light) program, from Copel Distribuição to Copel, as well as future debts of this government program should be undertaken by Copel.

ANEEL approved the transaction under Resolution No. 1,560/2014.

On May 31, 2014 a Credit Assignment Agreement was entered into, whereby the receivables held by Copel Distribuição from the Luz Fraterna account for the period from September 2010 to February 2014 were transferred to Copel. Late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) were also transferred, and the total amount reached R$115,696, with maturity on May 31, 2014. Copel in turn passed the same amount on to Copel Distribuição to settle overdue bills.

Under that agreement, Copel Distribuição will transfer receivables to Copel every six months, consisting of subsequent revenues earned and related late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) referring to the Luz Fraterna Program which were not settled as from March 1, 2014. In this context, in 2014, the amount of R$21,441 was transferred and in 2015, the amount of R$16,163. Copel in turn shall pass the same amount on to Copel Distribuição to settle overdue bills.

Copel shall issue a debit note to the Government of the State of Paraná based on the Credit Assignment Instrument. A monetary restatement calculated by IGPM plus monthly interest of 1% shall be applicable from the date of issue of the debit note until the effective payment by the Government of the State of Paraná.

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266

Copel’s executive board, through 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel Distribuição and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through order No. 4,483 of October 14, 2014 and a Credit Assignment Agreement that transfers Copel Distribuição rights to Copel was executed.

15.1.3     Credit referring to Programa Morar Bem, R$19,482

Programa Morar Bem Paraná, established by Decree No. 2,845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel Distribuição, and is managed by Cohapar. Copel main attributions in this agreement are comprised of the construction of electric power distribution networks and housing projects consumer units service connections. Balances refer to expenditures made in the period from 2012 to 2015.

15.2   Copel Distribuição - Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 22).

15.3   Voltalia São Miguel do Gostoso Participações S.A. - Loan

On 02.03.2015, a loan agreement was signed between Copel (Lender) and Voltalia São Miguel do Gostoso Participações S.A. (Borrower), in the amount of R$29,400, with a two year term and a remuneration of 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the Borrower's activities and business. The borrower amortized on 08.13.2015, the amount of R$7,805. In 2015, a financial income of R$3,260 was recorded.

16      Judicial Deposits

.		Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Taxes claims	266,692	272,462	457,449	437,100
Labor claims	330	1,085	169,194	144,251
Civil
Suppliers	-	-	2,828	95,558
Civil	389	389	75,788	43,412
Easements	-	-	7,715	8,036
Customers	-	-	3,628	3,391
	389	389	89,959	150,397
Others	-	-	3,325	4,505
	267,411	273,936	719,927	736,253

17      Investments

17.1   Changes in investments

Parent Company			Equity	Investiment/		Proposed	Transfer
	Balance as of		valuation	Advance for future		dividends	of assets	Balance as of
January 1, 2015		Equity	adjustments	capital increase	Amortization	and JCP	(Note 1.1.1)	December 31, 2015
Subsidiaries
Copel Geração e Transmissão	6,484,578	1,027,413	58,541	-	-	(1,589,015)	923,904	6,905,421
Copel Distribuição	4,329,575	206,054	184,269	949,000	-	(65,225)	-	5,603,673
Copel Telecomunicações	417,157	54,644	25,184	39,600	-	(27,711)	-	508,874
Copel Renováveis	(2,145)	(2,014)	1,299	20,749	-	-	-	17,889
Copel Comercialização	228,382	18,041	8,656	1,500	-	(4,505)	-	252,074
UEG Araucária (17.2)	190,415	48,572	-	-	-	(67,339)	-	171,648
Compagás (17.2)	141,793	11,765	515	-	-	(3,255)	-	150,818
Elejor (17.2)	59,370	30,186	-	-	-	(37,756)	-	51,800
Elejor - concession rights	16,024	-	-	-	(754)	-	-	15,270
São Bento	129,021	(24,091)	-	48,644	-	-	(153,574)	-
São Bento - concession rights	88,837	-	-	-	(2,594)	-	(86,243)	-
Cutia	56,278	(1,256)	-	20,895	-	-	(75,917)	-
Cutia - concession rights	8,712	-	-	-	-	-	(8,712)	-
Nova Asa Branca I	12,337	(5,693)	-	24,400	-	(2)	(31,042)	-
Nova Asa Branca I - concession rights	54,979	-	-	-	(578)	-	(54,401)	-
Nova Asa Branca II	15,362	(7,900)	-	7,000	-	(2)	(14,460)	-
Nova Asa Branca II - concession rights	55,087	-	-	-	(200)	-	(54,887)	-
Nova Asa Branca III	15,764	(6,802)	-	53,300	-	(2)	(62,260)	-
Nova Asa Branca III - concession rights	53,342	-	-	-	(415)	-	(52,927)	-
Nova Eurus IV	11,693	(5,988)	-	36,550	-	(2)	(42,253)	-
Nova Eurus IV - concession rights	56,583	-	-	-	(518)	-	(56,065)	-
Santa Maria	62,024	(297)	-	-	-	(16)	(61,711)	-
Santa Maria - concession rights	29,421	-	-	-	(555)	-	(28,866)	-
Santa Helena	68,189	(1,731)	-	-	-	(39)	(66,419)	-
Santa Helena - concession rights	31,674	-	-	-	(562)	-	(31,112)	-
Ventos de Santo Uriel	15,034	(206)	-	13,600	-	-	(28,428)	-
Ventos de S. Uriel - concession rights	14,871	-	-	-	(244)	-	(14,627)	-
	12,644,357	1,340,697	278,464	1,215,238	(6,420)	(1,794,869)	-	13,677,467
Joint Ventures					-
Voltalia São Miguel do Gostoso I (17.3)	52,421	(99)	-	20,055	-	(128)	-	72,249
Voltalia São Miguel do Gostoso - concession rights	11,693	-	-	-	(186)	-	-	11,507
Paraná Gás	-	(8)	-	114	-	-	-	106
	64,114	(107)	-	20,169	(186)	(128)	-	83,862
Associates
Sanepar (17.4)	282,311	34,720	11,035	-	-	(16,387)	-	311,679
Dona Francisca Energética (17.4)	53,908	(1,077)	-	-	-	(20,597)	-	32,234
Foz do Chopim Energética (17.4)	14,907	11,996	-	-	-	(11,329)	-	15,574
Carbocampel	1,521	(2)	-	20	-	-	-	1,539
Dois Saltos	720	(600)	-	-	-	-	-	120
Copel Amec	192	11	-	-	-	-	-	203
Escoelectric	134	(14)	-	149	-	-	-	269
	353,693	45,034	11,035	169	-	(48,313)	-	361,618
Other investments
Finam	1,322	-	(567)	-	-	-	-	755
Finor	223	-	(44)	-	-	-	-	179
Investco S.A.	9,394	-	53	-	-	-	-	9,447
Other investments	6,692	-	553	-	-	-	-	7,245
	17,631	-	(5)	-	-	-	-	17,626
	13,079,795	1,385,624	289,494	1,235,576	(6,606)	(1,843,310)	-	14,140,573

Parent Company			Equity	Investim ent/			Proposed
Balance as of			valuation	Advance for future	Business		dividends		Balance as of
January 1, 2014		Equity	adjustments	capital increase	combination	Amortization	and JCP	Others	December 31, 2014
Subsidiaries
Copel Geração e Transmissão	6,796,817	682,386	63,278	-	-	-	(1,057,903)	-	6,484,578
Copel Distribuição	3,366,685	437,864	46,817	603,000	-	-	(124,791)	-	4,329,575
Copel Telecomunicações	352,939	58,584	(11,081)	36,100	-	-	(19,385)	-	417,157
Copel Renováveis	407	(7,757)	(2,265)	7,470	-	-	-	-	(2,145)
Copel Comercialização	407	(4,215)	249	5,052	-	-	-	226,889 (a)	228,382
UEG Araucária	140,352	94,330	-	-	-	-	(44,267)	-	190,415
Compagás	120,168	30,786	(790)	-	-	-	(8,371)	-	141,793
Elejor	50,412	13,429	(1,282)	-	-	-	(3,189)	-	59,370
Elejor - concession rights	16,779	-	-	-	-	(755)	-	-	16,024
São Bento	-	4,432	-	-	124,589	-	-	-	129,021
São Bento - concession rights	-	-	-	-	88,837	-	-	-	88,837
Cutia	-	(342)	-	24,417	11,613	-	-	20,590 (b)	56,278
Cutia - concession rights	-	-	-	-	8,712	-	-	-	8,712
Nova Asa Branca I	10,864	1,586	-	-	-	-	(113)	-	12,337
Nova Asa Branca I - concession rights	51,659	-	-	3,320	-	-	-	-	54,979
Nova Asa Branca II	13,505	2,012	-	-	-	-	(155)	-	15,362
Nova Asa Branca II - concession rights	51,745	-	-	3,342	-	-	-	-	55,087
Nova Asa Branca III	14,678	1,160	-	-	-	-	(74)	-	15,764
Nova Asa Branca III - concession rights	49,948	-	-	3,394	-	-	-	-	53,342
Nova Eurus IV	10,857	882	-	-	-	-	(46)	-	11,693
Nova Eurus IV - concession rights	53,154	-	-	3,429	-	-	-	-	56,583
Santa Maria	31,029	1,465	-	29,700	-	-	(170)	-	62,024
Santa Maria - concession rights	26,813	-	-	2,608	-	-	-	-	29,421
Santa Helena	36,126	1,478	-	30,760	-	-	(175)	-	68,189
Santa Helena - concession rights	28,955	-	-	2,719	-	-	-	-	31,674
Ventos de Santo Uriel	14,288	977	-	-	-	-	(231)	-	15,034
Ventos de S. Uriel - concession rights	13,445	-	-	1,426	-	-	-	-	14,871
	11,252,032	1,319,057	94,926	756,737	233,751	(755)	(1,258,870)	247,479	12,644,357
Joint Ventures
Dominó Holdings	456,703	59,422	(3,316)	-	-	-	(6,804)	(506,005) (c)	-
Cutia	5,625	24	-	145	(5,794)	-	-	-	-
Cutia - concession rights	5,809	-	-	-	(5,809)	-	-	-	-
Voltalia	-	1,179	-	51,242	-	-	-	-	52,421
Voltalia - concession rights	-	-	-	11,693	-	-	-	-	11,693
	468,137	60,625	(3,316)	63,080	(11,603)	-	(6,804)	(506,005)	64,114
Associates
Sanepar	-	15,919	633	-	-	-	(13,357)	279,116 (d)	282,311
Dona Francisca Energética	58,176	10,076	-	-	-	-	(14,344)	-	53,908
Foz do Chopim Energética	15,788	8,467	-	-	-	-	(9,348)	-	14,907
Sercomtel	-	(3,750)	-	3,750	-	-	-	-	-
Carbocampel	1,407	(4)	-	118	-	-	-	-	1,521
Dois Saltos	720	-	-	-	-	-	-	-	720
Copel Amec	182	10	-	-	-	-	-	-	192
Escoelectric	-	(124)	-	258	-	-	-	-	134
	76,273	30,594	633	4,126	-	-	(37,049)	279,116	353,693
Other investments
Finam	1,323	-	(1)	-	-	-	-	-	1,322
Finor	212	-	11	-	-	-	-	-	223
Investco S.A.	9,210	-	184	-	-	-	-	-	9,394
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	(14,868) (e)	-
Provision for loss Nova Holanda	(6,981)	-	-	-	-	-	-	6,981 (e)	-
Advance for future investment	233,469	-	-	3,494	(218,753)	-	-	(18,210) (f)	-
Other investments	7,076	-	(384)	-	-	-	-	-	6,692
	259,177	-	(190)	3,494	(218,753)	-	-	(26,097)	17,631
	12,055,619	1,410,276	92,053	827,437	3,395	(755)	(1,302,723)	(5,507)	13,079,795
(a) Transfe of shares of Dominó Holdings from Copel to Copel Participações
(b) Transfer of assets (projects) from Copel to Cutia.
(c) R$279,116: corporate restructuring of Dominó Holdings; and
R$226,889: transfe of shares of Dominó Holdings to Copel Participações.
(d) Acquisition of shares.
(e) Investment alienation and reversal of provision for losses.
(f) Transfers to intangible assets.

Consolidated			Equity	Investiment/	Proposed
	Balance as of		valuation	Advance for future	dividends		Balance as of
January 1, 2015		Equity	adjustments	capital increase	and JCP	Amortization	December 31, 2015
Joint Ventures (17.3)
Dominó Holdings	225,334	24,767	8,625	-	(16,074)	-	242,652
Voltalia São Miguel do Gostoso I	52,421	(99)	-	20,055	(128)	-	72,249
Voltalia São Miguel do Gostoso - concession rights	11,693	-	-	-	-	(186)	11,507
Paraná Gás	-	(8)	-	114	-	-	106
Costa Oeste	23,924	7,506	-	2,983	(1,782)	-	32,631
Marumbi	63,747	13,056	-	2,211	(3,100)	-	75,914
Transmissora Sul Brasileira	73,291	(6,393)	-	665	-	-	67,563
Caiuá	44,761	8,579	-	-	(2,069)	-	51,271
Integração Maranhense	91,835	14,348	-	2,352	(4,249)	-	104,286
Matrinchã	443,262	327	-	254,323	-	-	697,912
Guaraciaba	145,979	(17,136)	-	169,951	-	-	298,794
Paranaíba	68,308	3,018	-	29,400	-	-	100,726
Mata de Santa Genebra	26,151	(2,004)	-	2,756	-	-	26,903
Cantareira	15,273	1,550	-	43,650	(368)	-	60,105
	1,285,979	47,511	8,625	528,460	(27,770)	(186)	1,842,619
Associates
Sanepar (17.4)	282,311	34,720	11,035	-	(16,387)	-	311,679
Dona Francisca Energética (17.4)	53,908	(1,077)	-	-	(20,597)	-	32,234
Foz do Chopim Energética (17.4)	14,907	11,996	-	-	(11,329)	-	15,574
Carbocampel	1,521	(2)	-	20	-	-	1,539
Dois Saltos	720	(600)	-	-	-	-	120
Copel Amec	192	11	-	-	-	-	203
Escoelectric	134	(14)	-	149	-	-	269
	353,693	45,034	11,035	169	(48,313)	-	361,618
Other investments
Finam	1,322	-	(567)	-	-	-	755
Finor	223	-	(44)	-	-	-	179
Investco S.A.	9,394	-	53	-	-	-	9,447
Assets for future use	1,652	-	-	-	-	-	1,652
Other investments	7,887	-	553	-	-	-	8,440
	20,478	-	(5)	-	-	-	20,473
	1,660,150	92,545	19,655	528,629	(76,083)	(186)	2,224,710

Consolidated			Equity	Investiment/		Proposed
Balance as of			valuation	Advance for future	Business	dividends		Balance as of
	January 1, 2014	Equity	adjustments	capital increase	combination	and JCP	Others	December 31, 2014
Joint Ventures
Dominó Holdings	456,703	60,739	(2,822)	-	-	(10,170)	(279,116) (a)	225,334
Cutia	5,625	24	-	145	(5,794)	-	-	-
Voltália	-	1,179	-	51,242	-	-	-	52,421
Voltalia São Miguel do Gostoso - concession rights	-	-	-	11,693	-	-	-	11,693
Costa Oeste	18,700	1,317	-	3,742	-	165	-	23,924
Marumbi	21,797	9,311	-	34,448	-	(1,809)	-	63,747
Transmissora Sul Brasileira	63,797	2,799	-	7,000	-	(305)	-	73,291
Caiuá	40,318	2,009	-	2,911	-	(477)	-	44,761
Integração Maranhense	85,378	3,541	-	2,916	-	-	-	91,835
Matrinchã	97,999	30,553	-	321,987	-	(7,277)	-	443,262
Guaraciaba	38,828	15,783	-	95,117	-	(3,749)	-	145,979
Paranaíba	17,850	3,172	-	47,286	-	-	-	68,308
Mata de Santa Genebra	-	(1,153)	-	27,304	-	-	-	26,151
Cantareira	-	87	-	15,207	-	(21)	-	15,273
	846,995	129,361	(2,822)	620,998	(5,794)	(23,643)	(279,116)	1,285,979
Associates
Sanepar	-	15,919	633	-	-	(13,357)	279,116 (b)	282,311
Dona Francisca	58,176	10,076	-	-	-	(14,344)	-	53,908
Foz do Chopim	15,788	8,467	-	-	-	(9,348)	-	14,907
Sercomtel	-	(3,750)	-	3,750	-	-	-	-
Carbocampel	1,407	(4)	-	118	-	-	-	1,521
Dois Saltos	720	-	-	-	-	-	-	720
Copel Amec	182	10	-	-	-	-	-	192
Escoelectric	-	(124)	-	258	-	-	-	134
	76,273	30,594	633	4,126	-	(37,049)	279,116	353,693
Other investments
Finam	1,323	-	(1)	-	-	-	-	1,322
Finor	212	-	11	-	-	-	-	223
Investco S.A.	9,210	-	184	-	-	-	-	9,394
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	(14,868) (c)	-
Provision for loss Nova Holanda	(6,981)	-	-	-	-	-	6,981 (c)	-
Assets for future use	4,290	-	-	-	-	-	(2,638) (d)	1,652
Advance for future investment	233,469	-	-	3,494	(218,753)	-	(18,210) (d)	-
Other investments	8,268	-	(384)	3	-	-	-	7,887
	264,659	-	(190)	3,497	(218,753)	-	(28,735)	20,478
	1,187,927	159,955	(2,379)	628,621	(224,547)	(60,692)	(28,735)	1,660,150
(a) Corporate restructuring of Dominó Holdings.
(b) Acquisition of shares.
(c) Investment alienation and reversal of provision for losses.
(d) Transfers to intangible assets.

17.2   Summarized financial statements of subsidiaries with non-controlling interest

12.31.2015	Compagás	Elejor	UEG Araucária
ASSETS	481,303	743,254	1,048,507
Current assets	103,579	75,004	674,778
Noncurrent assets	377,724	668,250	373,729
LIABILITIES	481,303	743,254	1,048,507
Current liabilities	137,886	165,642	173,420
Noncurrent liabilities	47,696	503,612	16,847
Equity	295,721	74,000	858,240
STATEMENT OF INCOME
Operating revenues	1,390,786	237,719	1,434,180
Operating costs and expenses	(1,360,357)	(61,639)	(1,120,473)
Financial results	1,758	(108,490)	49,845
Income tax and social contribution	(9,119)	(24,469)	(120,692)
Net income	23,068	43,121	242,860
Other comprehensive income	1,010	-	-
Total comprehensive income	24,078	43,121	242,860

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	18,357	79,239	374,702
Cash flow s from investiment activities	(74,430)	(1,309)	7,860
Cash flow s from financing activities	(14,030)	(65,007)	(252,670)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(70,103)	12,923	129,892
Cash and cash equivalents at the beginning of the period	99,424	28,732	2,962
Cash and cash equivalents at the end of the period	29,321	41,655	132,854
CHANGE IN CASH AND CASH EQUIVALENTS	(70,103)	12,923	129,892

17.3   Main groups of assets, liabilities and results of joint ventures

	Dominó	Voltalia	Costa	Marumbi	Transmis-	Caiuá	Integração	Matrinchã	Guaraciaba	Paranaíba	Mata de	Canta-
	(a)		Oeste		sora Sul		Maranhense				Santa	reira
12.31.2015					Brasileira						Genebra
ASSETS	516,611	147,700	106,485	164,324	706,250	237,263	473,129	2,240,755	1,080,290	1,043,392	612,267	143,693
Current assets	19,250	1,138	11,088	9,487	57,022	21,460	39,560	68,224	109,297	55,894	220,806	5,779
Cash and cash equivalents	2,852	697	5,900	1,914	27,977	100	183	55,677	106,129	51,594	214,326	5,590
Other current assets	16,398	441	5,188	7,573	29,045	21,360	39,377	12,547	3,168	4,300	6,480	189
Noncurrent assets	497,361	146,562	95,397	154,837	649,228	215,803	433,569	2,172,531	970,993	987,498	391,461	137,914
.
LIABILITIES	516,611	147,700	106,485	164,324	706,250	237,263	473,129	2,240,755	1,080,290	1,043,392	612,267	143,693
Current liabilities	21,401	254	8,998	16,738	46,853	28,848	74,720	103,564	425,866	599,927	552,028	6,731
Financial liabilities	-	-	3,067	5,147	21,530	7,329	13,076	47,642	401,726	548,011	489,732	-
Other current liabilities	21,401	254	5,931	11,591	25,323	21,519	61,644	55,922	24,140	51,916	62,296	6,731
Noncurrent liabilities	-	-	33,503	52,692	321,582	103,778	190,379	807,637	44,633	32,339	6,541	14,298
Financial liabilities	-	-	29,990	47,532	316,266	76,846	126,749	611,101	-	-	-	-
Advance for future capital increas	-	-	-	-	-	-	4,800	94,756	-	-	-	-
Other noncurrent liabilities	-	-	3,513	5,160	5,316	26,932	58,830	101,780	44,633	32,339	6,541	14,298
Equity	495,210	147,446	63,984	94,894	337,815	104,637	208,030	1,329,554	609,791	411,126	53,698	122,664
.
STATEMENT OF INCOME
Net operating income	-	-	20,634	47,663	73,863	33,802	107,415	678,806	219,820	611,495	320,948	90,201
Operating costs and expenses	(955)	(80)	(2,855)	(26,633)	(71,297)	(2,061)	(54,487)	(568,599)	(160,723)	(537,924)	(308,580)	(86,165)
Financial results	(22,942)	-	(1,911)	(2,632)	(31,088)	(5,898)	(9,746)	(43,245)	(70,625)	(51,613)	(18,807)	649
Equity in income of subsidiaries	74,444	(124)	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(1,148)	(2,077)	(3,442)	(8,332)	(13,901)	(22,767)	3,872	(7,467)	2,438	(1,521)
Net income	50,547	(204)	14,720	16,321	(31,964)	17,511	29,281	44,195	(7,656)	14,491	(4,001)	3,164
Other comprehensive income	17,601	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	68,148	(204)	14,720	16,321	(31,964)	17,511	29,281	44,195	(7,656)	14,491	(4,001)	3,164
(a) Balances adjusted to accounting practices

17.4   Main groups of assets, liabilities and results of associates

12.31.2015	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
ASSETS	8,151,851	156,042	50,361
Current assets	738,383	19,483	12,391
Noncurrent assets	7,413,468	136,559	37,970
LIABILITIES	8,151,851	156,042	50,361
Current liabilities	741,501	14,929	1,933
Noncurrent liabilities	3,322,867	1,149	4,890
Equity	4,087,483	139,964	43,538
STATEMENT OF INCOME
Net operating income	2,971,185	67,080	47,556
Operating costs and expenses	(2,271,397)	(64,543)	(12,684)
Financial income (expense)	(153,550)	4,518	253
Income tax and social contribution	(101,869)	(11,732)	(1,588)
Net income (loss)	444,369	(4,677)	33,537
Other comprehensive income	144,723	-	-
Total comprehensive income	589,092	(4,677)	33,537
(a) Balances adjusted to accounting practices

18      Property, Plant and Equipment

The Company and its subsidiaries record assets used in administrative and commercial facilities for generation of electric power and telecommunication services in property, plant and equipment. Investments in electric power transmission and distribution and in piped gas distribution are recorded in financial assets and/or intangible assets (notes 4.3.10 and 4.7).

Under Articles 63 and 64 of Decree No. 41,019/1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution No. 691/2015, however, regulates the release of assets from the concessions of the Public Electric Power Service, granting prior authorization to release the property and other fixed assets not usable by the concession when they are destined for sale, and also determining that the sales proceeds less respective charges be deposited in a restricted bank account to be invested in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree No. 2,003/96.

18.1   PP&E by type of account

Consolidated		Accumulated			Accumulated
	Cost	depreciation	12.31.2015	Cost	depreciation	12.31.2014
In service
Reservoirs, dams and aqueducts	7,621,081	(4,787,437)	2,833,644	7,619,405	(4,642,025)	2,977,380
Machinery and equipment	5,704,333	(2,776,182)	2,928,151	5,256,847	(2,720,761)	2,536,086
Buildings	1,653,693	(1,068,430)	585,263	1,520,232	(1,029,827)	490,405
Land	277,996	(9,416)	268,580	277,620	(5,214)	272,406
Vehicles	46,034	(33,678)	12,356	44,388	(33,183)	11,205
Aircraft	17,067	(9,183)	7,884	17,067	(5,770)	11,297
Furniture and tools	16,910	(10,578)	6,332	16,774	(9,935)	6,839
(-) Concession extension reclassification (Note 11)	(1,462,686)	1,381,495	(81,191)	-	-	-
(-) Provision for impairment (a)	(15,096)	-	(15,096)	(46,571)	-	(46,571)
(-) Special Obligations	(14)	-	(14)	(14)	-	(14)
	13,859,318	(7,313,409)	6,545,909	14,705,748	(8,446,715)	6,259,033
In progress
Cost	2,851,078	-	2,851,078	2,805,865	-	2,805,865
(-) Provision for impairment (a)	(704,305)	-	(704,305)	(760,710)	-	(760,710)
	2,146,773	-	2,146,773	2,045,155	-	2,045,155
	16,006,091	(7,313,409)	8,692,682	16,750,903	(8,446,715)	8,304,188
(a) Refers to concession assets for electricity generation.

18.2   Changes in Property, Plant and Equipment

		Additions/
Consolidated	Balance as of	Reversal of		Loss on			Balance as of
	January 1, 2015	provisions	Depreciation	disposal	Transfers	Transfer (a)	December 31, 2015
In service
Reservoirs, dams and aqueducts	2,977,380	-	(145,410)	-	1,672	(3,352)	2,830,290
Machinery and equipment	2,536,086	68	(197,115)	(22,688)	611,799	(73,040)	2,855,110
Buildings	490,405	-	(34,043)	(50)	128,952	(3,710)	581,554
Land	272,406	-	(4,202)	-	377	(958)	267,623
Vehicles	11,205	-	(3,666)	(101)	4,917	(34)	12,321
Aircraft	11,297	-	(3,413)	-	-	-	7,884
Furniture and tools	6,839	-	(883)	(300)	677	(97)	6,236
(-) Provision for impairment	(46,571)	9,624	-	-	-	21,852	(15,095)
(-) Special Obligations	(14)	-	-	-	-	-	(14)
	6,259,033	9,692	(388,732)	(23,139)	748,394	(59,339)	6,545,909
In progress
Cost	2,805,865	816,030	-	(18,576)	(752,241)	-	2,851,078
(-) Provision for impairment	(760,710)	56,405	-	-	-	-	(704,305)
	2,045,155	872,435	-	(18,576)	(752,241)	-	2,146,773
	8,304,188	882,127	(388,732)	(41,715)	(3,847)	(59,339)	8,692,682
(a) Transfers to accounts receivable related to the concession compensation (Note 11).

Consolidated	Balance as of			Loss on		Balance as of
	January 1, 2014	Additions	Depreciation	disposal	Transfers	December 31, 2014
In service
Reservoirs, dams and aqueducts	3,125,499	-	(148,625)	-	506	2,977,380
Machinery and equipment	2,241,702	389,404	(184,779)	(5,305)	95,064	2,536,086
Buildings	522,495	-	(32,807)	-	717	490,405
Land	261,139	-	(2,733)	-	14,000	272,406
Vehicles	26,950	-	(5,741)	(38)	(9,966)	11,205
Aircraft	-	-	(284)	-	11,581	11,297
Furniture and tools	3,598	-	(1,112)	(19)	4,372	6,839
(-) Provision for impairment	-	(46,571)	-	-	-	(46,571)
(-) Special Obligations	-	-	-	-	(14)	(14)
	6,181,383	342,833	(376,081)	(5,362)	116,260	6,259,033
In progress
Cost	1,802,249	1,067,751	-	(308)	(63,827)	2,805,865
(-) Provision for impairment	-	(760,710)	-	-	-	(760,710)
	1,802,249	307,041	-	(308)	(63,827)	2,045,155
	7,983,632	649,874	(376,081)	(5,670)	52,433	8,304,188

18.3   Effects of Law No. 12,783/2013 in fixed assets from the generation segment

Since September 12, 2012, with issuance of Provisional Measure No. 579, enacted into Law No. 12,783/2013, hydroelectric and thermoelectric power generation concessions may be extended, only once, at the discretion of the Concession Grantor for the period of up to 30 and 20 years, respectively.

Extension of concessions for hydroelectric power generation is subject to acceptance of certain conditions established by the Concession Grantor, such as: i) change in remuneration to tariff calculated by Aneel for each plant; ii) allocation of the plant’s physical power and capacity guarantee shares to Concessionaires and Permissionaires of distribution utilities; iii) submission to service quality standards determined by Aneel; and, iv) agreement with values established as indemnity of assets related to concession.

With the expiration of HPP Rio dos Patos, HPP GPS and HPP Mourão concessions, investments subject to indemnity were transferred to account “Accounts receivable related to the concession extension”, considering the right to indemnity (Note 11).

Also in relation to current regulation, a concessionaire has a period to request the extension of the concession of up to 60 months before the term end of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

Current regulatory framework also determines that, if the concessionaire opts to extend the concession, Concession Grantor may advance the effects of the extension by up to 60 months of the final term, also defining initial tariff.

If the concession term is not extended, Concession Grantor will open an auction or concurrence for a concession term of up to 30 years, considering as bid winner, the lowest tariff value and the highest offer to pay onerous grant.

Both in cases of early extension as new bid for a new concession term, Management understands it has an assured contractual right to receive an indemnity of the assets related to the public service concessions, based on the new replacement value (VNR), that will consider accumulated depreciation and amortization as of the date of initial operation of the facility.

18.4   Average depreciation rates

Average rate of depreciation (%)	12.31.2015	12.31.2014
Generation
General equipment	6.32	6.38
Machinery and equipment	3.10	3.36
Generators	3.07	3.37
Reservoirs, dams and ducts	2.13	2.13
Hydraulic turbines	2.59	3.32
Gas and steam turbines	2.30	2.30
Water cooling and treatment	3.67	4.39
Gas conditioner	4.74	4.39
Wind pow er plant unit	4.40	5.00
Central management
Buildings	3.33	3.33
Machinery and of fice equipment	6.25	6.25
Furniture and fixtures	6.32	6.20
Vehicles	14.29	14.29
Telecommunications
Transmission equipment	7.25	6.87
Terminal equipment	13.30	14.60
Infrastructure	7.44	7.18

Depreciation of the assets which are part of the original project of Mauá, Colíder, Cavernoso II, Santa Clara and Fundão Hydroelectric Power Plants

Copel Geração e Transmissão has assets from the original project of Mauá, Colíder and Cavernoso II Hydroelectric Power Plants, and Elejor of Santa Clara and Fundão Hydroelectric Power Plant, for which the Company does not expect to receive full guarantee from the Granting Authority that it will indemnify the Company by the end of the concession period for the residual value of the assets which are part of the original project. This interpretation is grounded in Law No. 8,987/95 and Decree No. 2,003/96, which regulates the production of electricity by independent producers.

Accordingly, from the date these assets start operations they are depreciated at the rates set by Aneel (Brazilian Electricity Regulatory Agency), limited to the concession period.

As established on concession agreements, subsequent investments not forecast in the original project, provided that they are approved by the Granting Authority and have not yet been amortized, will be indemnified by the end of concessions. Therefore, these assets will be depreciated at the rates set by Aneel, from the operating start.

18.5   Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the year of 2015 amounted to R$28,948, at an average rate of 6.43% p.y. (R$86,463, at an average rate of 6.57% p.y., in 2014).

18.6   HPP Colíder

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão S.A. won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Contract No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155 (note 22). Until December 31, 2015 the financing amount of R$907,608 was released.

Due to unforeseeable events or force majeure and acts of public authorities, the project suffered impacts to its schedule, so that commercial operation is forecast for early 2017. Due to a delay in the construction work's schedule, a provision was recorded for impairment loss for the assets in December 2015, in the amount of R$642,551 (R$678,529 in December 2014), as per Note 18.9.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$149.33/MWh as of December 31, 2015. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. Copel Geração e Transmissão submitted an application to Aneel to exclude its responsibility, so that the obligation to supply energy could be postponed. The application is being analyzed by Aneel.

While the application to exclude its responsibility is not appreciated by Aneel, the Company has complied with its commitments with uncontracted energy generation surpluses from its other plants and billing with CCEAR price. However, on 02.12.2016, CCEE received a preliminary decision on an application for writ of mandamus (No. 1005856-20.2015.4.01.3400) brought by Copel Geração e Transmissão, establishing that, until a final decision is issued on the application for exclusion of responsibility, ANEEL may not impose any obligations, penalties and/or restrictions of rights on account of any failure to meet any milestones in the original construction schedule. The effects of this decision, applied by the CCEE are prospective to settle of CCEE on 03.08.2016 and temporarily suspending service to sales contracts, providing 125 MW to be settle at spot (PLD) prices.

The assured power of the project, established in its concession agreement, is 179.6 averages MW, after full motorization.

The expenditures in this venture on December 31, 2015 totaled R$1,875,978.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$142,317, as of December 31, 2015.

18.7   Joint operations (consortiums)

Copel Geração e Transmissão takes part in joint operations through consortium that has no independent legal personality as provided for in Articles 278 and 279 of Law No. 6,404/1976. Consortium property, plant and equipment and intangible assets are recorded and controlled directly by Copel Geração e Transmissão in proportion of its interest, together with other assets.

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	12.31.2015	12.31.2014
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(88,165)	(58,704)
			771,752	801,213
In progress
HPP Baixo Iguaçu (18.7.1)	30.00		275,654	221,933
Consórcio Tapajós (18.7.2)	13.80		14,359	14,359
			290,013	236,292
			1,061,765	1,037,505

Other consortium members participate in joint operations, as follows:

Joint operations	Other consortium members	Interest (%)
UHE Mauá	Eletrosul Centrais Elétricas S.A.	49.0
UHE Baixo Iguaçu	Geração Céu Azul S.A (Neoenergia)	70.0
Consórcio Tapajós	Centrais Elétricas Brasileiras S.A - Eletrobrás	13.8
	Centrais Elétricas do Norte do Brasil S.A - Eletronorte	10.2
	Construções e Comércio Camargo Corrêa S.A.	6.7
	Electricité de France S.A - EDF	9.3
	Cemig Geração e Transmissão S.A.	13.8
	Endesa Brasil S.A.	10.8
	GDF SUEZ Energy Latin America Participações Ltda.	10.8
	Neoenergia Investimentos S.A.	10.8

18.7.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

Copel Geração e Transmissão participates with 30% in the consortium to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná.

The start of commercial operation of Unit 1 is scheduled for 12.01.2018 and Units 2 and 3 for January and February 2019, respectively. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of its receipt on July 7, 2014. In March 2015, a decision authorizing the Company to resume construction work was published. However, ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. Having obtained the IAP license, the consortium is taking action to allow construction work to be resumed as soon as possible.

As a result of a government act, acts of God and force majeure, Aneel, through Decision No. 130 of January 19, 2016, has recognized in favor of Cebi, exemption of responsibility for the delay in deployment by a period corresponding to 626 days, and recommended MME the postponement of the concession period and determined to CCEE to promote the postponement of the Agreements for Power Trade on the Regulated Market - CCEAR’s supply period from the period of recognized exemption of responsibility.

As of December 31, 2015 the expenses incurred on this joint operation amounted to R$270,097.

18.7.2     Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity estimated in the studies’ phase.

As of December 31, 2015 the expenses incurred on this joint operation amounted to R$14,359.

18.8   Commitments with wind farms

Total commitments assumed with suppliers of equipment and services related to wind farms amounted to R$1,910,738 on December 31, 2015. The value refers mainly to wind power generators supply for SPCs controlled by Cutia.

18.9   Asset impairment from generation segment

The main principles underpinning the conclusions of Copel’s impairment tests are listed below:

•         CGU level: generation concessions are analyzed individually;

•         recoverable amount: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

•         measurement of value in use: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

As for the period for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, Copel’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates that range between 7% and 8%, obtained through a methodology commonly employed by the market, supported by the regulator and approved by the Company’s senior management.

The Company's management understands it has an assured contractual right with respect to compensation of the assets related to the end of the public service concessions, using in the calculation of recovery the new replacement value (VNR). Thus, the residual value of the assets upon expiration of concessions has been considered.

Hydroelectric generation sources in 2014 and 2015 were heavily impacted by the prolonged drought, causing decreased supply as a result of the relevant water deficit percentage (GSF).

The Company’s generation projects under construction have suffered impacts in 2014 with the temporary halt in the works due to environmental conditions and legal restrictions, in particular discussions on deforestation in the reservoir area with the Mato Grosso State’s Secretary Environment.

In years 2014 and 2015, the Company tested the recoverable value of its assets mainly due to the prolonged period of drought and legal environmental restrictions.

Impairment testing resulted in the reversal of part of impairment losses on generation segment assets in the amount of R$66,029, out of the amount recognized in 2014 of R$807,281. From the remaining balance, the amount of R$642,551 refers to HPP Colíder asset that is under construction, located in Mato Grosso State; the amount of R$76,849 refers to assets located in Paraná State; and R$21,852 refers to amount transferred to Accounts receivable related to the concession extension according to note 11.

Reversal and impairment losses were included in the operating costs line, provisions and reversals, in the statement of income (Note 32.4).

19      Intangible Assets

19.1   Changes in intangible assets

		Concession contract (a)			Concession and		Other (b)
	in	in	Special liabilities		authorization	in	in
	service	progress	in service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2014	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361
Effect of first consolidation of subsidiaries	-	-	-	-	-	-	11,385	11,385
Acquisitions	-	1,105,649	-	-	126,170	-	22,751	1,254,570
Customers contributions	-	-	-	(168,933)	-	-	-	(168,933)
ANEEL grant - use of public property	-	8,669	-	-	-	-	-	8,669
Transfers of assets for future use	-	2,638	-	-	-	-	-	2,638
Transfer of investments (Note 17.2)	-	-	-	-	-	-	18,210	18,210
Transfers to property, plant and equipment	-	-	-	-	-	-	(41,360)	(41,360)
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(785,325)	-	119,829	-	-	-	(665,496)
Capitalizations for intangible in service	68,275	(68,275)	(4,419)	4,419	-	1,519	(1,519)	-
Amortization of quotas - concession and authorization	(294,681)	-	46,809	-	(755)	(7,159)	-	(255,786)
Amortization of quotas - Pasep/Cofins credits	(14,342)	-	2,500	-	-	(4)	-	(11,846)
Loss on disposal	(3,807)	(7,035)	363	-	-	-	-	(10,479)
Adjustment of f inancial assets available for sale	-	-	-	-	-	(2,777)	-	(2,777)
Balance as of December 31, 2014	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156
Acquisitions	-	958,280	-	-	-	-	10,522	968,802
Customers contributions	-	-	-	(243,054)	-	-	-	(243,054)
ANEEL grant - use of public property	-	334	-	-	-	-	-	334
Renegotiation GSF (Note 14.1)	30,807	-	-	-	-	-	-	30,807
Provision for claims added to the cost of the w orks	-	10,609	-	-	-	-	-	10,609
Transfers to accounts receivable related to concession -
Extension of Copel Distribuição’s Concession (Note 10.1)	6,635,901	-	(2,579,546)	-	-	-	-	4,056,355
Transfers from property, plant and equipment	-	-	-	-	-	-	2,039	2,039
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(618,470)	-	95,689	-	-	-	(522,781)
Capitalizations for intangible in service	865,998	(865,998)	(306,252)	306,252	-	9,137	(9,137)	-
Amortization of quotas - concession and authorization	(350,467)	-	76,467	-	(7,450)	(8,923)	-	(290,373)
Amortization of quotas - Pasep/Cofins credits	(15,026)	-	3,205	-	-	29	-	(11,792)
Loss on disposal	(5,979)	(22,454)	(532)	-	-	(597)	(464)	(30,026)
Balance as of December 31, 2015	7,658,523	897,764	(2,830,995)	(40,763)	416,272	24,399	19,876	6,145,076
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.

19.2   Copel Distribuição

As the Company have extended its Concession Agreement (note 10.2), certain financial assets were transferred to intangible assets as they will no longer be indemnified but rather will be recovered through tariff.

For this calculation was considered the criteria set out in the Normative Resolution No. 474/2012 which established the estimated useful lives of each asset of the distribution infrastructure. This estimate is reasonable and appropriate for accounting and regulatory effects and represents the best estimate of the useful lives of the assets accepted by the market of this industry.

In accordance with the Technical Interpretation ICPC 01 (R1), accounting concessions, the share of infrastructure that will be used during concession was recorded in Intangible Assets, composed of the assets of the electricity distribution, net of interests of consumers (special obligations).

Special liabilities comprise customers’ contributions, Federal Government grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The amortization of the special liabilities is calculated using the average rate of depreciation of assets that comprises the infrastructure, and the balance of special liabilities contained in intangible assets will be amortized over the concession period.

Special obligations are not financial liabilities or shareholder’s credits.

19.3   Cost of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the year of 2015 amounted to R$32,579, at an average rate of 1.78% p.y. (R$57,664, at an average rate of 4.15% p.y., in 2014).

20      Payroll, Social Charges and Accruals

.	Parent Company			Consolidated
Consolidated	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Social security liabilities
Taxes and social contribution	3,151	2,680	43,691	35,975
Social security charges on paid vacation and 13th salary	2,246	2,006	32,186	32,306
	5,397	4,686	75,877	68,281
Labor liabilities
Payroll, net	195	23	2,568	1,252
Vacation	6,919	5,441	101,485	89,830
Profit sharing	2,925	2,643	78,462	93,153
Others	-	-	9	102
	10,039	8,107	182,524	184,337
	15,436	12,793	258,401	252,618

21      Suppliers

Consolidated		12.31.2015	12.31.2014
Energy supplies (21.1)		917,307	757,174
Materials and supplies		478,895	509,674
Natural gas for resale		87,384	252,103
Charges for use of grid system		135,463	85,879
		1,619,049	1,604,830
	Current	1,613,126	1,587,205
	Noncurrent	5,923	17,625

21.1   CCEE

During 2015, Copel Geração e Transmissão recognized a provision of R$254,749 in income statement, in accordance with note 32.1, referring to purchase of electric power in the ambit of CCEE, applying MRE, also denominated Generation Scaling Factor (GSF), adjustment factor, regardless of lawsuits in progress. Management was based on legal evaluation of possible success of lawsuit merit with injunction determining Aneel not to adjust GSF. This decision was corroborated by request to withdraw said lawsuit on January 15, 2016, due to renegotiation of hydrological risk established by Law No. 13,203, of December 8, 2015 (note 14.1).

As of December 31, 2015, liability with CCEE with application of GSF is R$248,366, which must be settled during 2016 and after reprocessing of invoices by CCEE of months that were supported by injunction issued on July 1, 2015 by the 20th Federal Court of Brasília, in a lawsuit filed by Brazilian Association of Electric Power Independent Producers (Apine), which determined that Aneel, until final decision on these lawsuits, must abstain from adjusting MRE, in case total MRE generation is lower than physical guarantee for the group of companies associated to Apine.

21.2   Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
2nd Auction - Product 2008	2008 to 2015	50.79	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	43.91	10.11.2005	94.91
12th Auction-Product 2014 18M	01.01.2014 to 06.30.2015	9.67	12.17.2013	165.20
12th Auction-Product 2014 36M	01.01.2014 to 12.31.2016	159.15	12.17.2013	149.99
13th Auction-Product 2014 - DIS	05.01.2014 to 12.31.2019	109.05	04.30.2014	262.00
13th Auction-Product 2014 - QTD	05.01.2014 to 12.31.2019	272.11	04.30.2014	271.00
14th Auction-Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.28	12.05.2014	191.99
14th Auction-Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	16.89	12.05.2014	201.00
18th Auction-Product 2015 06M	01.01.2015 to 06.30.2015	148.76	01.15.2015	385.87
		823.61
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	24.75	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.44	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.89	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	110.96	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
		624.17
Structuring projects auction
Santo Antonio	2012 to 2041	126.38	12.10.2007	78.87
Jirau	2013 to 2042	245.09	05.19.2008	71.37
		371.47

22      Loans and Financing

			Issue	Number of	Final	Annual rate p.y.		Consolidated
	Contracts	Company	Date	installment	maturity	(interest + commission)	Principal	12.31.2015	12.31.2014
Foreign currency
	National Treasury Department
	(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	61,763	42,107
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	42,671	29,090
Total foreign currency								104,434	71,197

Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	350,000	122,353	173,240
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	150,000	151,901	205,642
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	151,000	196,852	171,209
(5)	CCB 330600773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	116,667	123,478	121,175
(5)	NCI 330600132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	231,000	241,059	239,075
(5)	NCI 330600151	Copel	07.31.2007	2	07.31.2017	111.0% of DI	18,000	12,722	18,878
(5)	NCI 330600609	Copel	08.19.2011	2	07.21.2015	109.41% of DI	600,000	-	629,266
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.40% of DI	640,005	672,985	-
								1,521,350	1,558,485
	Eletrobras
(6)	1293/94	Copel GeT	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2,0%	307,713	16,980	50,237
(7)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	11	8	11
(7)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	1,169	246	311
(7)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,283	95	119
(7)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	128	154
(7)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	14	55	72
(7)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	61	35	99
(8)	002/04	Copel DIS	06.07.2004	120	07.30.2016	8.0%	30,240	643	1,737
(8)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	10,007	13,588
(8)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	41,550	50,455
(8)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	11,510	13,154
(8)	2540/06	Copel DIS	05.12.2009	60	10.30.2016	5.0% + 1.5%	5,095	375	824
								81,632	130,761
	Caixa Econônica Federal
(8)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,307	-
								5,307	-
	Finep
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	4.0%	35,095	15,132	18,344
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	3.5% + TR	17,103	12,406	14,824
								27,538	33,168
	BNDES
(10)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	169,500	138,347	149,196
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	42,433	31,558	34,451
(12)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	2,290	1,702	1,859
(13)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	73,122	63,312	67,700
(14)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	1,041,155	902,592	850,782
(15)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	17,644	16,077	17,273
(16)	15206041	Copel GeT	12.15.2015	168	06.15.2030	2.42% above TJLP	34,265	23,942	-
(17)	15205921	Copel GeT	12.15.2015	168	12.15.2029	2.32% above TJLP	21,584	14,663	-
(18)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	41,583	34,266	30,008
(18)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	17,821	21,267	17,874
(19)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	47,353	52,170
(20)	14.2.1271.1	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	59,462	57,789	-
(20)	14.2.1272.1	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	64,520	62,487	-
(21)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	54,100	55,087	58,635
(21)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	40,050	40,726	43,349
(21)	11211541	GE S.B. Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	90,900	92,362	98,311
(21)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	97,000	98,228	104,533
								1,701,758	1,526,141

(22)	Promissory notes	Copel GeT	12.29.2015	1	12.15.2017	117% of DI	500,000	496,694	-
								496,694	-
	Banco do Brasil
	BNDES Transfer
(23)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	169,500	138,347	149,198
								138,347	149,198
Total local currency								3,972,626	3,397,753
								4,077,060	3,468,950
							Current	308,558	867,626
						Noncurrent		3,768,502	2,601,324

		Issue	Number of	Final	Annual rate p.y.		Parent Company
	Contracts	Date	installment	maturity	(interest + commission)	Principal	12.31.2015 12.31.2014
Foreign currency
	STN
(1)	Par Bond	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	61,763	42,107
(1)	Discount Bond	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	42,671	29,090
							104,434	71,197
Local currency
	Banco do Brasil
(5)	NCI 330600132	02.28.2007	3	02.28.2019	107.8% of DI	231,000	241,059	239,075
(5)	NCI 330600151	07.31.2007	2	07.31.2017	111.0% of DI	18,000	12,722	18,878
(5)	NCI 330600609	08.19.2011	2	07.21.2015	109.41% of DI	600,000	-	629,266
(5)	CCB 306401381	07.21.2015	2	07.21.2018	109.40% of DI	640,005	672,985	-
							926,766	887,219
							1,031,200	958,416
						Current	61,788	349,753
						Noncurrent	969,412	608,663

22.1   Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of par bonds, in the amount of R$50,689 (R$33,525 in December 31, 2014) and discount bound, in the amount of R$35,448 (R$23,431 in December 31, 2014) when these payments are required on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan - 1992.

22.2   Breakdown of loans and financing by currency and index

	Index and change in foreign currencies			Consolidated
	accumulated in the period (%)	12.31.2015%		12.31.2014%
Foreign currency
U.S. Dolar	47.01	104,434	2.56	71,197	2.05
		104,434	2.56	71,197	2.05
Local currency
TJLP	40.00	1,771,485	43.45	1,605,429	46.28
Ufir	0.00	69,959	1.72	80,524	2.32
Finel	2.03	16,980	0.42	50,236	1.45
CDI	22.21	2,018,044	49.50	1,558,486	44.93
TR	1.80	12,405	0.30	14,824	0.43
IPCA	10.67	21,267	0.52	17,821	0.51
Without indexer	-	62,486	1.53	70,433	2.03
		3,972,626	97.44	3,397,753	97.95
		4,077,060	100.00	3,468,950	100.00
	Current	308,558		867,626
	Noncurrent	3,768,502		2,601,324

22.3   Maturity of noncurrent installments

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
12.31.2015	currency	currency	Total	currency	currency	Total
2017	-	397,647	397,647	-	1,292,581	1,292,581
2018	-	391,657	391,657	-	789,841	789,841
2019	-	76,561	76,561	-	266,074	266,074
2020	-	-	-	-	147,178	147,178
2021	-	-	-	-	130,315	130,315
After 2021	103,547	-	103,547	103,547	1,038,966	1,142,513
	103,547	865,865	969,412	103,547	3,664,955	3,768,502

22.4   Changes in loans and financing

	Foreign currency			Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2014	2,161	62,661	954,945	2,304,017	3,323,784
Effect of first consolidation of São Bento	-	-	20,747	288,911	309,658
Funding	-	-	-	221,556	221,556
Charges	2,722	-	229,589	59,039	291,350
Monetary and exchange variations	(138)	7,940	45	(303)	7,544
Transfers	-	-	342,497	(342,497)	-
Amortization - principal	(736)	-	(424,818)	-	(425,554)
Payment - charges	(3,413)	-	(255,975)	-	(259,388)
Balance as of December 31, 2014	596	70,601	867,030	2,530,723	3,468,950
Funding	-	-	450,000	1,386,190	1,836,190
Charges	4,161	-	339,320	10,961	354,442
Monetary and exchange variations	-	32,946	1,163	7,280	41,389
Transfers	-	-	270,199	(270,199)	-
Amortization - principal	-	-	(1,170,987)	-	(1,170,987)
Payment - charges	(3,870)	-	(449,054)	-	(452,924)
Balance as of December 31, 2015	887	103,547	307,671	3,664,955	4,077,060

22.5   Contracts with clauses for anticipated maturity - covenants

The Company and its subsidiaries contracted loans and financing which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, with enforceability of annual compliance, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice. Non-compliance with these terms could result in the anticipated maturity of the debts and/or fines.

As of December 31, 2015, all agreed conditions have been fully met.

23      Debentures

			Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Issue		Company	Date	installment	initial	final	(interest)	Principal	12.31.2015	12.31.2014
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,016,087	1,010,485
(2)	1st	Copel GeT	05.20.2015	3	05.20.2018	05.20.2020	113.0% above DI	1,000,000	1,090,755	-
(3)	1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,023,378	1,019,037
(4)	1st	Copel CTE	11.10.2015	5	10.15.2020	10.15.2024	IPCA + Spread 7.9633% p.y.	160,000	162,158	-
(5)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	111,516	152,040
(6)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	56,219	53,554
(7)	1st	(a)	06.10.2014	1	-	12.10.2016	100% CDI + Spread 1.45% p.y.	222,000	223,815	235,747
(8)	1st	(b)	06.10.2014	1	-	12.10.2015 .	100% CDI + Spread 1.30% p.y	108,000	-	114,585
									3,683,928	2,585,448
								Current	924,005	431,491
							Noncurrent		2,759,923	2,153,957
(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.
(b) Santa Maria e Santa Helena.

a

Characteristics:

The unit value of debentures will not be adjusted for inflation.

(1) (2) (3) (4) (5) (7) (8) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. It were issued securities with unit value of R$10.

(6) Simple floating debentures, issued privately in a single series and not convertible into shares. It were issued securities with unit value of R$1.

Finance charges:

(1) Interest paid half-yearly in May and November.

(2) Interest to be paid yearly in May.

(3) Interest paid half-yearly in April and October.

(4) Interest to be paid half-yearly in April and October.

(5) Interest paid monthly.

(6) Interest paid quarterly in March, June, September and December.

(7) Interest paid half-yearly in June and December.

(8) Interest paid in a lump sum on maturity date.

Allocation:

(1) (2) (3) Working capital or used to make investments in the issuer.

(4) Deployment, expansion and modernization of the telecommunication network.

(5) Full settlement of the loan agreement with Copel.

(6) Fund investment plan of the issuer.

(7) (8) Redemption of promissory notes and investment in wind farms.

Collaterals:

(1) (2) (3) (4) (5) (7) (8) Personal guarantee

(6) Floating

Guarantor:

(2) (3) (4) (7) (8) Copel.

(5) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.

(6) Compagás.

Trustee:

(1) (2) (3) (4) (5) (7) (8) Pentágono S.A. DTVM.

(6) BNDES Participações S.A. - BNDESPAR.

23.1   Maturity of noncurrent installments

12.31.2015	Parent Company	Consolidated
2017	332,197	890,865
2018	332,197	713,032
2019	332,196	663,921
2020	-	339,744
2021	-	16,038
After 2021	-	136,323
	996,590	2,759,923

23.2   Changes in debentures

			Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2014	57,462	1,150,483	1,207,945
Funding	330,000	1,053,378	1,383,378
Charges	233,888	(1,440)	232,448
Transfers	48,464	(48,464)	-
Amortization - principal	(40,608)	-	(40,608)
Payment - charges	(197,715)	-	(197,715)
Balance as of December 31, 2014	431,491	2,153,957	2,585,448
Funding	-	1,168,633	1,168,633
Charges	448,627	2,857	451,484
Transfers	565,524	(565,524)	-
Amortization - principal	(154,822)	-	(154,822)
Payment - charges	(366,815)	-	(366,815)
Balance as of December 31, 2015	924,005	2,759,923	3,683,928

23.3   Contracts with clauses for anticipated maturity - covenants

Copel and its subsidiaries issued debentures which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, with enforceability of annual compliance, as well as other conditions that have to be observed, such as: no alterations to the equity interest of the Company in the share capital that represents a change in control, without prior consent of the debenture holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Non-compliance with these conditions may allow early call of the debentures and penalties payable to regulators.

As of December 31, 2015, all agreed conditions have been fully met.

24      Post-employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

24.1   Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Variable Contribution Plan - CV.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with CPC 33 (R1) as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsor’s management.

24.2   Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

24.3   Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

			Parent Company		Consolidated
		12.31.2015	12.31.2014	12.31.2015	12.31.2014
Pension plan		21	-	1,008	1,030
Healthcare plan		7,795	8,196	593,652	897,588
		7,816	8,196	594,660	898,618
	Current	21	-	43,323	37,404
	Noncurrent	7,795	8,196	551,337	861,214

The amounts recognized in the statement of income are shown below:

.		Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Pension plan (CV)	4,173	5,258	65,878	65,715
Pension plan (CV) - management	530	550	2,241	1,256
Healthcare plan - post employment	1,587	2,269	143,236	102,119
Healthcare plan - active employees	2,114	2,721	61,927	51,266
Healthcare plan - management	81	82	139	143
(-) Transfers to construction in progress	(4)	(301)	(19,094)	(18,957)
	8,481	10,579	254,327	201,542

24.4   Changes in post-employment benefits

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2014	29,983	937,249	967,232
Appropriation of actuarial calculation	-	102,108	102,108
Pension and healthcare contributions	118,392	-	118,392
Adjustment related to actuarial gains	-	(140,383)	(140,383)
Transfers	37,760	(37,760)	-
Amortizations	(148,731)	-	(148,731)
Balance as of December 31, 2014	37,404	861,214	898,618
Appropriation of actuarial calculation	-	143,202	143,202
Pension and healthcare contributions	133,428	-	133,428
Adjustment related to actuarial gains	-	(410,330)	(410,330)
Transfers	42,749	(42,749)	-
Amortizations	(170,258)	-	(170,258)
Balance as of December 31, 2015	43,323	551,337	594,660

24.5   Actuarial valuation

24.5.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2014 and 2015 are shown below:

Consolidated		2015		2014
	Real	Nominal	Real	Nominal
Economic
Inflation p.y.	-	6.80%	-	6.40%
Expected rate of discount/return p.y.
Benef it pension plan	7.30%	14.60%	6.10%	12.89%
Healthcare plan	7.28%	14.58%	6.15%	12.94%
Salary grow th p.y.	2.00%	8.94%	2.00%	8.53%
Demographic
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals w ith permanent disability		WINKLEVOSS		AT - 83
Table of new disability benef it vested		A. VINDAS		Light M

24.5.2     Number of participants and beneficiaries

Consolidated		Pension plan		Healthcare plan
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Number of active participants	8,838	8,723	8,571	8,429
Number of inactive participants	7,795	7,702	7,445	7,458
Number of dependent people	-	-	23,933	24,935
Total	16,633	16,425	39,949	40,822

24.5.3     Life expectancy from the average age – Annuity Table AT-2000 (in years)

Consolidated	BD Plan	CV Plan
As of 12.31.2015
Retired participants	15.62	25.68
Pensioner Participants	16.64	28.65
As of 12.31.2014
Retired participants	16.75	24.67
Pensioner Participants	17.17	32.62

The average age of inactive participants of the healthcare and pension plans of the Company and its subsidiaries is 64.9 years.

24.5.4     Actuarial evaluation

Based on the review of the assumptions, the values of the pension plan as of December 31, 2015 amounted to a plan surplus of R$312,586, while the position at December 31, 2014, was R$183,117, as summarizes below:

Consolidated	Benefit
	Pension Plan	Healthcare Plan	12.31.2015	12.31.2014
Total liabilities or partially covered	4,174,730	756,282	4,931,012	5,426,714
Fair value of the plan assets	(4,487,316)	(162,630)	(4,649,946)	(4,712,243)
Plan coverage status	(312,586)	593,652	281,066	714,471
Unrecognized asset	312,586	-	312,586	183,117
	-	593,652	593,652	897,588

The Company and its subsidiaries made adjustments to its assistance liabilities through the actuarial report issued on December 31, 2015, when an actuarial gain of R$410,330 was recorded in other comprehensive income.

24.5.5     Changes in actuarial liabilities

Consolidated
	Benefit Pension Plan	Healthcare plan
Present value of net actuarial obligations as of 01.01.2014	3,941,108	1,092,697
Cost of services	600	8,055
Cost of interest	405,498	110,906
Benefits paid	(276,463)	(65,911)
Actuarial (gains) losses	308,687	(98,463)
Present value of net actuarial obligations as of 12.31.2014	4,379,430	1,047,284
Cost of services	471	34,802
Cost of interest	559,366	127,622
Benefits paid	(345,288)	(74,722)
Actuarial gains	(419,249)	(378,704)
Present value of net actuarial obligations as of 12.31.2015	4,174,730	756,282

24.5.6     Changes in actuarial assets

Consolidated
	Benefit Pension Plan	Healthcare plan
Fair value of the Plan's assets at 01.01.2014	4,303,143	125,470
Return estimated for assets	524,992	15,945
Contributions and distributions	27,321	-
Benefits paid	(276,463)	-
Actuarial gains (losses)	(16,446)	8,281
Fair value of the Plan's assets at 12.31.2014	4,562,547	149,696
Return estimated for assets	564,872	19,223
Contributions and distributions	36,294	-
Benefits paid	(345,288)	-
Actuarial losses	(331,109)	(6,289)
Fair value of the Plan's assets at 12.31.2015	4,487,316	162,630

24.5.7     Estimated costs

The estimated net periodic plan costs (gains) for 2016 for each plan are shown below:

Consolidated
	Benefit Pension Plan	Healthcare plan	2016
Cost of current service	445	44,942	45,387
Estimated cost of interest	601,260	108,465	709,725
Expected return on plan assets	(637,542)	(23,749)	(661,291)
Expected employee contributions	(242)	-	(242)
Costs (income or loss)	(36,079)	129,658	93,579

24.5.8     Sensitivity analysis

The following tables feature a sensitivity analysis, which shows the effect of a one percent increase or decrease in the main calculation assumptions:

.		Projected scenarios
	Present	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate
Impacts on the obligations of the pension	7.30%	-6.86%	7.86%
Impacts in thousands of reais (R$)		(286,319)	328,320
Impacts on the obligations of healthcare program	7.28%	-18.83%	25.07%
Impacts in thousands of reais (R$)		(141,635)	188,576
Sensitivity of growth rate of the medical costs
Impacts on the obligations of healthcare program	1.00%	5.69%	-5.40%
Impacts in thousands of reais (R$)		62,667	(77,816)
Sensitivity of the service cost
Impacts on the obligations of the pension	1.00%	-0.18%	0.24%
Impacts in thousands of reais (R$)		(7,548)	10,102
Impacts on the obligations of healthcare program	1.00%	-4.97%	3.76%
Impacts in thousands of reais (R$)		(37,415)	28,256

24.5.9     Benefits payable

The estimated benefits to be paid by the Company and its subsidiaries in the next five years and the total benefits for the following fiscal years are shown below:

Consolidated
	Benefit Pension Plan	Other benefits	Total
2016	390,354	66,805	457,159
2017	390,282	63,445	453,727
2018	374,816	60,472	435,288
2019	360,423	58,170	418,593
2020	345,379	56,358	401,737
2021 - 2055	3,822,904	861,432	4,684,336

24.5.10  Asset allocation and investment strategy

The asset allocation for the Company and its subsidiaries pension and healthcare plans at the end of 2015 and the allocation goal for 2016, by asset category, are shown below:

Consolidated
	Goal for 2016	2015
Fixed Income	87.6%	88.6%
Variable income	4.2%	3.7%
Loans	1.6%	1.6%
Real estate	1.9%	1.9%
Investment structuring	4.7%	4.2%
	100.0%	100.0%

Below are the limits set by the Fund management:

Consolidated	Unified Plan (BD)			Plan III (CV)
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed Income	91.7%	87.0%	80.0%	60.0%
Variable income	1.8%	1.0%	8.5%	7.0%
Loans	1.0%	0.0%	3.0%	1.0%
Real estate	2.5%	1.0%	1.0%	0.0%
Investment structuring	3.0%	0.0%	7.5%	0.0%
(*) Target based on the total investment of each plan.

As of December 31, 2015 and 2014, the pension plan assets included the following securities issued by Copel:

Consolidated	Defined benefit pension plan
	12.31.2015	12.31.2014
Shares	968	2,154
	968	2,154

24.5.11  Additional information

The Company and its subsidiaries also sponsor a variable contribution plan for all its employees.

The contributions made in the years ended on December 31, 2015 and 2014 were R$68,939, and R$66,914, respectively.

25      Customer Charges Due

Consolidated	12.31.2015	12.31.2014
Energy Development Account (CDE) (a)	204,309	11,709
Tariff flags	52,381	-
Global Reversal Reserve (RGR)	20,768	11,524
	277,458	23,233
(a) Aneel published Technical Notes No. 53/2015 and Resolutions No. 1,856/2015 and No. 1,857/2015.

26      Research and Development and Energy Efficiency

26.1   Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

Consolidated	Amounts payable	Amounts payable	Other
	before any related	to regulatory	amounts	Balance as of	Balance as of
	prepayments	agencies	payable	12.31.2015	12.31.2014
Research and Development - R&D
FNDCT (a)	-	5,762	-	5,762	5,742
MME	-	2,882	-	2,882	2,872
R&D	52,412	-	200,416	252,828	211,984
	52,412	8,644	200,416	261,472	220,598
Energy efficiency program - EEP	30,654	-	106,867	137,521	115,166
	83,066	8,644	307,283	398,993	335,764
			Current	167,881	175,972
			Noncurrent	231,112	159,792
(a) National Fund for Scientific and Technological Development

26.2   Changes in balances for R&D and EEP

Consolidated	FNDCT	MME		R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Total
Balance as of January 1, 2014	3,771	1,887	46,956	124,972	75,246	29,749	282,581
Additions	33,021	16,509	964	32,054	-	31,709	114,257
Performance agreement	-	-	-	-	-	1,111	1,111
Selic interest rate	-	-	185	15,833	-	7,381	23,399
Transfers	-	-	42,002	(42,002)	41,015	(41,015)	-
Payments	(31,050)	(15,524)	-	-	-	-	(46,574)
Concluded projects	-	-	(8,980)	-	(30,030)	-	(39,010)
Balance as of December 31, 2014	5,742	2,872	81,127	130,857	86,231	28,935	335,764
Additions	33,496	16,747	971	32,526	-	42,916	126,656
Performance agreement	-	-	-	-	-	2,242	2,242
Selic interest rate	-	-	216	22,567	-	11,277	34,060
Transfers	-	-	31,103	(31,103)	9,105	(9,105)	-
Payments	(33,476)	(16,737)	-	-	-	-	(50,213)
Concluded projects	-	-	(15,436)	-	(34,080)	-	(49,516)
Balance as of December 31, 2015	5,762	2,882	97,981	154,847	61,256	76,265	398,993

27      Accounts Payable Related to Concession

These refer to concession charges for use of public property (UPP).

Consolidated					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	12.31.2015	12.31.2014
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	15,437	14,200
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	21,493	19,621
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	5,557	5,363
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	97	117
(5) SHP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	676	819
(6) SHP Chopim I	Copel GeT	07.11.2013	07.11.2013	07.2015	7.74% p.y.	IPCA	-	33
(7) SHP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	1,170	1,417
(8) SHP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	702	806
(9) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	490,533	449,351
							535,665	491,727
						Current	61,786	54,955
						Noncurrent	473,879	436,772

27.1   Nominal value and present value of accounts payable related to concession

Consolidated	Nominal value	Present value
2016	61,931	58,626
2017	61,976	52,980
2018	62,124	47,977
2019	61,433	42,801
After 2019	1,067,033	333,281
	1,314,497	535,665

27.2   Change in Accounts Payable related to concession

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2014	51,481	420,293	471,774
Additions	215	8,454	8,669
Transfers	53,214	(53,214)	-
Payments	(51,716)	-	(51,716)
Monetary variations	1,761	61,239	63,000
Balance as of December 31, 2014	54,955	436,772	491,727
Additions	-	334	334
Transfers	55,677	(55,677)	-
Payments	(55,346)	-	(55,346)
Adjust to present value	-	(1,742)	(1,742)
Monetary variations	6,500	94,192	100,692
Balance as of December 31, 2015	61,786	473,879	535,665

28      Other Accounts Payable

Consolidated
		12.31.2015	12.31.2014
Financial offset for the use of w ater resources		31,399	22,259
Customers		26,391	15,954
Reimbursements to customer contributions		12,011	27,817
Public lighting rate collected		11,671	21,267
Investment acquisition		9,571	18,228
Pledges in guarantee		8,861	17,721
Other liabilities		66,767	35,048
		166,671	158,294
	Current	135,709	157,988
	Noncurrent	30,962	306

29      Provisions for litigation and contingent liabilities

The Company and its subsidiaries are party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, establishes  provision for such loss contingencies in connection with lawsuits when the recognition criteria described in Note 4.11 is met.

The Company's management believes that it is not feasible to provide information about the timing of possible cash outflows in connection with the lawsuits to which the Company and its subsidiaries are parties on the reporting date, considering how unpredictable and subject to changes are Brazil's judicial, tax and regulatory systems and final outcome depends on the court proceedings. For that reason, that information is not provided.

29.1   Provision for litigation

29.1.1     Changes in provisions

Consolidated	Balances as of January 1, 2015	Additions	Reversals	Construction cost	Additions to fixed assets in progress	Discharges	Balances as of December 31, 2015
Tax
Cofins (a)	254,386	-	(12,186)	-	-	-	242,200
Others (b)	37,458	53,634	(2,257)	-	-	(3,987)	84,848
	291,844	53,634	(14,443)	-	-	(3,987)	327,048
Labors (c)	326,246	132,868	(17,949)	-	-	(33,032)	408,133
Employee benefits (d)	114,543	27,219	(15,018)	-	-	(22,264)	104,480
Civil
Suppliers (e)	60,680	-	(2,868)	-	-	(57,812)	-
Civil and administrative claims (f)	256,169	134,097	(22,890)	-	-	(42,159)	325,217
Easements (g)	25,407	36,390	(41,657)	36,816	6,249	(336)	62,869
Expropriations and property (h)	402,219	45,586	(270,270)	6,460	13,964	(1,064)	196,895
Customers (i)	10,602	7,336	(2,438)	-	-	(1,844)	13,656
	755,077	223,409	(340,123)	43,276	20,213	(103,215)	598,637
Environmental (j)	479	389	-	-	-	-	868
Regulatory (k)	58,443	5,498	(6,985)	-	-	(1,186)	55,770
	1,546,632	443,017	(394,518)	43,276	20,213	(163,684)	1,494,936

Consolidated	Balances as of January 1, 2014	Additions	Reversals	Construction cost	Additions to fixed assets in progress	Discharges	Balances as of December 31, 2014
Tax
Cofins (a)	243,131	11,255	-	-	-	-	254,386
Others (b)	44,108	9,658	(15,310)	-	-	(998)	37,458
	287,239	20,913	(15,310)	-	-	(998)	291,844
Labors (c)	196,054	139,181	(661)	-	-	(8,328)	326,246
Employee benefits (d)	94,809	56,217	(414)	-	-	(36,069)	114,543
Civil
Suppliers (e)	64,775	-	(4,095)	-	-	-	60,680
Civil and administrative claims (f)	197,838	65,040	(47)	-	-	(6,662)	256,169
Easements (g)	10,639	15,770	-	-	-	(1,002)	25,407
Expropriations and property (h)	353,461	39,005	-	(1,850)	11,887	(284)	402,219
Customers (i)	9,633	970	(1)	-	-	-	10,602
	636,346	120,785	(4,143)	(1,850)	11,887	(7,948)	755,077
Environmental (j)	211	268	-	-	-	-	479
Regulatory (k)	51,468	6,975	-	-	-	-	58,443
	1,266,127	344,339	(20,528)	(1,850)	11,887	(53,343)	1,546,632

Parent company	Balances as of				Balances as of
	January 1, 2015	Additions	Reversals	Discharges	December 31, 2015
Tax
Cofins (a)	254,386	-	(12,186)	-	242,200
Others (b)	29,338	3,665	(487)	(3,986)	28,530
	283,724	3,665	(12,673)	(3,986)	270,730
Labor (c)	159	157	(287)	-	29
Civil (f)	672	5,221	(241)	-	5,652
Regulatory (k)	12,764	1,345	-	-	14,109
	297,319	10,388	(13,201)	(3,986)	290,520

Parent company	Balances as of				Balances as of
	January 1, 2014	Additions	Reversals	Discharges	December 31, 2014
Tax
Cofins (a)	243,131	11,255	-	-	254,386
Others (b)	22,016	8,306	-	(984)	29,338
	265,147	19,561	-	(984)	283,724
Labor (c)	-	464	(177)	(128)	159
Civil (f)	390	329	(47)	-	672
Regulatory (k)	12,310	454	-	-	12,764
	277,847	20,808	(224)	(1,112)	297,319

29.1.2     Information on main lawsuits

a)    Contribution for Social Security Funding - COFINS

Author: Federal Taxing Department

Cofins collection for the periods from August 1995 to December 1996 and from October 1998 to June 2001, as a result of deconstitution of the sentence which had recognized the Company's exemption as to payment of COFINS tax.

Current situation: awaiting judgment.

b)    Other tax provisions

Lawsuits filed by the Company to discuss the levy of federal, state and municipal taxes and fees, their bases and amounts payable. The main lawsuit is described as follows:

Author: Federal Taxing Department                                                              Amount estimated: R$37,670

Copel Geração e Tranmsissão required the payment installment of the annual adjustment of income tax and social contribution, referring to the 2014. The Federal Taxing Department consolidated the value to pay with fine in the maximum level. An injunction was filed in order to prevent the act of the Federal Taxing Department, that in the opinion of the Company’s management, did not observed the limit provided by law.

Current situation: case record 5037809-14.2015.4.04.7000 in the judgment rendered by the Federal Judge of the 2nd Federal Court the lawsuit was dismissed. In this decision, the Company filed an appeal to the Federal Court.

c)    Labor

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Suppliers

Authors: Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

In 2006 Energética Rio Pedrinho S.A. and Consórcio Salto Natal Energética S.A. enforced awards at the FGV arbitration chamber, with a joint value of R$54,895, which ordered Copel Distribuição S.A. to pay obligations and charges deriving from the electricity sale and purchase agreements, plus monetary restatement and arrears interest, which were signed during the term of the Distributed Generation Program in Paraná state - Progedis.

In progress under the 3rd Public Finance Court of Curitiba, probable losses were provided for, namely in the judicial proceeding involving deposits of R$22,822 (October 2009), R$11,832 (February 2010) and R$35,912 (June 2010), redeemed from the judicial account subsequently by the creditors in October 2010 and January 2011, in the amounts of R$36,515 and R$37,498 respectively, against a bank guarantee. In 2011 they requested enforcement of the remaining balances as arrears interest, in the amounts of R$12,790 and R$9,371, which after they had been deposited were also redeemed against the bank guarantee in April 2012.

Current situation: Court decisions, published in January and April 2015 accepted applications to release the deposits to the suppliers, and there are now no remaining amounts being disputed in these enforcements, except for Consórcio Salto Natal which is still claiming the difference with the residual balance of the arrears interest of approximately R$3,853, then claimed by Consórcio Salto Natal, which was not recognized as due by the state of Paraná's Appeal Court, and the creditor did not file any appeal at higher courts. Copel filed a petition for writ of certiorari with the Superior Court of Justice requesting it to review a decision made on a lawsuit seeking the annulment of the arbitration decisions that are currently being enforced. The Superior Court of Justice has not yet passed a judgment on the matter.

f)     Civil and administrative claims

Lawsuits that discuss billings, irregular procedures, administrative contracts and contract fines, damages to compensate for electrical grid and car accidents. The main lawsuits are as follows:

Author: Tradener Ltda.                                                                                  Amount estimated: R$134,498

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current situation: - case record 0005550-26.2012.8.16.0004 - in the judgment rendered on 09.29.2014, the Company was ordered to pay the commissions due to Tradener in the amount of R$17,765 on 09.30.2012, which accrues default interest of 1% per month from the date of notification (10.25.2012), plus attorneys' fees set at 9% of the value of the sentence and court costs, totaling R$55,223 on 12.31.2015. In this decision, the Company filed an appeal against this decision, which had an unfavorable decision. Copel filed a Special Appeal. Tradener filed a special rectius appeal against the special appeal brought by Copel. No decision has been issued on any appeal.

- case record 00059-90.22.2012.8.16.0004 - in the judgment rendered on 01.27.2014 the Company was ordered to pay the amount of R$90,014, which is the value updated by the INPC/IBGE from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (10.31.2012), as well as attorneys' fees in the amount of R$50, which should be adjusted for inflation from the date of judgment by the INPC/IBGE, from 01.27.2014. The Company brought an appeal against this decision, which is yet to be adjudicated.

Author: Consórcio Carioca-Passarelli

Lawsuit on the financial balance of construction contracts. Compagás and Consórcio Carioca-Passarelli reached a judicial settlement on September 1, 2015, whereby Compagás commits itself to paying the total amount of R$31,500, of which R$20,000 was paid on September 11, 2015, and the remaining amount will be repaid in 12 monthly installments through September 11, 2016.

g)    Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Impleaders are also filed by the Company against third parties seeking to defend their acquisitive prescription rights to adjoining properties or to properties where there are right of way areas in order to set the limits of and to establish the adjoining land to the strip of land that is subject to right of way servitude.

h)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Asset-related lawsuits include petitions to regain possession of properties owned by the concessionaire. Lawsuits are filed to regain possession of properties owned by the Company and invaded by third parties. Impleaders are also filed by the Company against third parties seeking to defend their acquisitive prescription rights to adjoining properties in order to set the limits of and to establish the adjoining land to the land that has been expropriated. The main lawsuits are as follows:

Author: Ivaí Engenharia de Obras S.A.                                                       Amount estimated: R$139,132

Collection proceeding filed by plaintiff based on the previous declaratory action, which aimed to establish the plaintiff's credit receivable due to the changing economic and financial conditions of the contract with Copel Geração e Transmissão.

Current situation: on December 18, 2015, full content of decision on 2nd appeal on motion for clarification of Copel Geração e Transmissão before the Superior Court of Justice, in which difference of values deriving from adjustment of author credit is discussed with accumulated Selic rate with other interest rates in the period that preceded expert appraisal was published. Judgment prescribes return of lawsuit to Paraná Court of Justice (TJ-PR) so that it delivers a new decision on motions for clarification of Copel Geração e Transmissão, covering omission of prior decision. As a result of this new fact, in spite of appeal on motions for clarification presented on February 5, 2016 by Ivaí pending STJ decision, content of STJ Ministers’ votes signal an understanding favorable to Copel Geração e Transmissão; for this reason, as of December 31, 2015, estimated losses in this lawsuit were reviewed and previously recorded provision was partially reversed, in the amount of R$209,948. Accordingly, only the author credit right is considered as a probable loss adjusted at the official TJ-PR rate, IGP-DI/INPC average, plus interest on arrears of 1% per month, plus attorney fee awards.

There is a provisional execution in progress that is suspended by injunction of Copel Geração e Transmissão presented and accepted by Paraná State Court of Justice in December 2014.

i)     Consumers

Lawsuits seeking compensation for damages caused by household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

j)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel Geração e Transmissão.

k)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit are as follows:

Authors: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Amount estimated: R$46,332

Copel, Copel Geração e Transmissão and Copel Distribuição are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving the companies that have been mentioned.

Current situation: awaiting judgment.

29.2   Contingent liabilities

29.2.1     Nature of the contingent liabilities

Contingent liabilities, which do not result in provisions, are possible obligations that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognised because it is not probable (i.e., more likely than not) an outflow of resources embodying economic benefits will be required to settle the obligation. Following is information about nature and potential losses for the Company’s contingent liabilities.

	Parent company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Tax (a)	1,252,740	1,177,495	1,476,765	1,356,224
Labor (b)	222	964	605,095	558,873
Employee benefits (c)	-	-	73,310	107,118
Civil (d)	30,711	32,257	1,170,019	698,084
Regulatory (e)	-	606	646,455	18,464
	1,283,673	1,211,322	3,971,644	2,738,763

29.2.2     Information on main lawsuits

a)    Tax

Lawsuits filed by the Company to discuss the levy of federal, state and municipal taxes and fees, their bases and amounts payable. The main lawsuits are as follows:

Author: Federal Taxing Department                                                           Amount estimated: R$763,590

Interest and fines imposed on the amounts discussed in administrative proceedings (cases number 10980-720.458/2011-15, number 11453-720.001/2011-23 and number 10.980-720.267/2015-79) arising from a demand for the annulment of the collection of Cofins (Contribution for Social Security Funding). Due to the strength of the arguments in favor of COPEL, namely the lapse of the period established by the law for the Revenue Services to assess these taxes, it is assessed to be a possible obligation and therefore has not provided for. However, the principal amount of this debt is provisioned as it has been assessed as a present obligation for which it is more likely than not will result in an outflow of cash to settle the obligation. See, note 29.1-a.

Current situation: awaiting judgment.

Author: Social Security National Institute – INSS                                          Amount estimated: R$181,014

Tax demands against Copel concerning tax enforcement, in order to recover the social security on labor cession (NFLD No. 35.273.870-7). The case has been judged favorably to the Company at those two courts and a judicial bond has been posted in the amount of the contingency.

Current situation: awaiting judgment.

Author: Social Security National Institute – INSS                                             Amount estimated: R$25,994

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - statutory notice of deficiency # 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current situation: awaiting judgment.

b)    Labor

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Lawsuits that discuss billings, irregular procedures, administrative contracts and contract fines, damages to compensate for electrical grid and car accidents. The main lawsuits are as follows:

Author: Mineradora Tibagiana Ltda.                                                          Amount estimated: R$124,123

Legal action seeking compensation for alleged losses in mining activities for the construction work of the HPP Mauá, by the Energy Consortium Cruzeiro do Sul, in which Copel Geração e Transmissão participates with the percentage of 51%. Discussion in court about whether the authorization for the permit granted to Mineradora Tibagiana for mining at the site of the Mauá hydroelectric power plant is valid and demand for related damages.

Current situation: awaiting judgment

Author: Ivaí Engenharia de Obras S.A.                                                       Amount estimated: R$615,355

Recovery action filed by the plaintiff grounded on previous declaratory action seeking recognition of the plaintiff’s credit claim due to the economic and financial imbalance of contract signed with Copel Geração e Transmissão. The principal amount of this debt is provisioned as it has been assessed as a present obligation for which it is more likely than not will result in an outflow of cash to settle the obligation.

Current Situation: on December 18, 2015, full content of decision on 2nd appeal of motions for clarification filed by Copel Geração e Transmissão with the Superior Court of Justice was published; this decision discusses the difference between values deriving from adjustment of author credit at Selic rate plus other interest rates in the period that preceded expert appraisal. Decision prescribes return of this lawsuit to Paraná Court of Justice (TJ-PR), so that it delivers a new decision on motions for clarification filed by Copel Geração e Transmissão, to cover omission in prior decision. As a result of this new fact, in spite of appeal on motions for clarification presented on February 5, 2016 by Ivaí, pending STJ decision, content of STJ Ministers’ votes signal understanding favorable to the Company and, for this reason, as of December 31, 2015, estimated losses in this lawsuit were reviewed and previously booked provision was partially reversed. Accordingly, the author’s credit right value is assessed to be a present obligation for which it is more likely than not will result in an outflow of cash to settle the obligation and the provision has been, adjusted at official TJ-PR rate, IGP-DI/INPC average, plus interest on arrears of 1% per month plus attorney fee awards. However, reform of STJ decision is assessed to be a possible obligation and therefore has not provided for, with maintenance of prior TJ-PR decision, that is, debt value adjusted at Selic rate plus other interest rates in the period that preceded the expert report.

Authors: franchisees of the Agency / Copel store                                          Amount Estimated: R$41,686

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current situation: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations.

The main lawsuits are as follows:

Authors: Aneel                                                                                            Amount Estimated: R$15,961

Copel Distribuição filed an appeal against a decision by ANEEL's Director-General under Resolution 3,959 from 12.08.2015 imposing an inefficiency penalty on Copel Distribuição due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS).

Current situation: awaiting judgment.

Authors: Energia Sustentável do Brasil S.A. - ESBR                                   Amount Estimated: R$607.541

The primary matter at issue is the exclusion of distribution utilities from liability for damages resulting from schedule overruns in the construction of the Jirau hydropower station. ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against Aneel in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) – including Copel Distribuição – to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

In response, an application for writ of mandamus (No. 1001675-88.2015.4.01.0000) was filed with the Federal Court of the 1st Region through the Brazilian Association of Power Distribution Utilities (Abradee), of which Copel Distribuição is a member, seeking to annul the proceedings brought by ESBR against ANEEL. Although a favorable preliminary decision was obtained, the Application for Writ of Mandamus was dismissed. Formalization and publication of the appeal decision is now pending.

However, on 11.30.2015 an application for suspension of enforcement (0050083-30.2015.4.01.0000/RO) brought by ANEEL was partly accepted by the Federal Court of the First Region, maintaining the decision of the Board of Directors of CCEE in its 813th meeting on 07.21.2015 which, following the decision on Application for Injunction 9500- 90.2013.4.01.4100, required "delivery of 70% of firm capacity through the commercial operation of the generating units at the Jirau Hydropower Station until this amount is equivalent to the original delivery obligation". The financial impact on Copel Distribuição will depend on how the decision is implemented by CCEE in the spot settlement processes. This decision is also subject to appeal.

The risk of defeat is classified as possible and concerns an amount of R$607,541 as of 12.31.2015 relating to CCEE settlement for July and August 2015, taking account of the R$108,239 returned to CCEE in the settlement for June 2015, in compliance with the preliminary decisions on Application for Injunction No. 9500-90.2013.4.01.4100 and Ordinary Action No. 10426-71.2013.4.04.4100.

If the decisions on these cases are unfavorable, the relevant amount will be recognized as a Sectorial Financial Asset to be recovered through tariff adjustments.

Current situation: awaiting judgment.

30      Equity

30.1   Equity attributable to controlling shareholders

30.1.1     Capital

Paid-in share capital was R$6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

						Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
BM&FBOVESPA (a)	18,720,572	12.91	128,427	33.77	64,877,037	50.59	83,726,036	30.60
NYSE (b)	1,154,515	0.80	-	-	35,961,598	28.05	37,116,113	13.56
Latibex (c)	-	-	-	-	75,949	0.06	75,949	0.03
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,453	0.07	242,538	63.78	43,943	0.03	405,934	0.15
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities and Future Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

30.1.2     Asset/liability valuation adjustments

Fair values of fixed assets – deemed costs – were recognized in the initial adoption of IFRS under account “Asset/liability valuation adjustment” net of deferred taxes. The realization of such equity account is made through retained earnings to the extent of depreciation or derecognition of the revalued assets.

Adjustments arising from the changes in fair value involving financial assets available for sale, as well as actuarial gains and losses, are also recorded in this account.

Changes in asset/liability valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2014	983,159	983,159
Adjustments to financial assets available for sale:
Financial investments (a)	707	1,070
Taxes on adjustments	-	(363)
Equity interest investments	(190)	(190)
Taxes on adjustments	65	65
Adjusts to actuarial liabilities:
Post employment benefits	(3,712)	140,383
Taxes on adjustments	1,262	(48,584)
Post employment benefits - equity (a)	94,425	(582)
Other adjustments:
Other adjustments - subsidiaries (a)	(1,282)	(2,777)
Taxes on adjustments	-	945
Realization of equity evaluation adjustment:
Deemed cost of f ixed assets	-	(149,295)
Taxes on adjustments	-	50,760
Deemed cost of f ixed assets - equity (a)	(101,001)	(2,466)
Deemed cost of f ixed assets - investment realization	(850)	(850)
Actuarial liabilities - investment realization	4,381	4,381
Attributed to non-controlling interest	-	1,308
Balance as of December 31, 2014	976,964	976,964
Adjustments to financial assets available for sale:
Financial investments (a)	417	633
Taxes on adjustments	-	(216)
Equity interest investments	(5)	(5)
Taxes on adjustments	1	1
Adjusts to actuarial liabilities:
Post employment benefits	2,050	410,330
Taxes on adjustments	(696)	(139,059)
Post employment benefits - equity (a)	289,082	19,660
Realization of equity evaluation adjustment:
Deemed cost of f ixed assets	-	(137,031)
Taxes on adjustments	-	46,590
Deemed cost of f ixed assets - equity (a)	(90,441)	-
Attributed to non-controlling interest	-	(495)
Balance as of December 31, 2015	1,177,372	1,177,372
(a) Equity in the parent company, net of taxes.

30.1.3     Legal reserve and profit retention reserve

5% of the net income for the year is allocated to the legal reserve, before any other allocation, limited to 20% of capital.

The profit retention reserve is designed to cover the Company's investment program, according to Article 196 of Law No. 6,404/1976. It is funded by retaining any remaining net profit after legal reserve, interest on own capital and dividends.

30.1.4     Proposed dividend distribution

Parent company
	12.31.2015	12.31.2014
Calculation of minimum mandatory dividend (25%) - (1)
Net income (loss) for the year	1,192,738	1,205,950
Legal Reserve (5%)	(59,637)	(60,298)
Realization of equity evaluation adjustment	90,441	99,394
Calculation basis for minimum mandatory dividends	1,223,542	1,245,046
	305,885	311,262
Total proposed distribution - (2) (3 + 5)	326,795	622,523
Interest on own capital, net - (3)	198,000	30,000
Tax on interest on ow n capital	(20,910)	(3,161)
Interest on own capital, net - (4)	177,090	26,839
Dividends proposed - (5)	128,795	592,523
Total proposed distribution, net - (6) (4 + 5)	305,885	619,362
Additional dividend proposed (7) (6-1)	-	308,100
Anticipated payment endorsed by the Board of Directors - (8)	-	377,609
Interest on ow n capital, net	-	26,839
Dividends	-	350,770
Prepayment above the mandatory minimum - (9) (8-1)	-	66,347
Adjusted additional dividend proposed (10) (7-9)	-	241,753
Gross value of dividends per share:
Ordinary shares	1.13716	2.17236
Class “A” preferred shares	2.52507	2.52507
Class “B” preferred shares	1.25473	2.39000
Gross amount of dividends per class of shares:
Ordinary shares	164,924	315,060
Class “A” preferred shares	960	962
Class “B” preferred shares	160,911	306,501

In accordance with the legal and statutory requirements that are effective today, the basis for calculating the minimum mandatory dividends is obtained by taking the net income of the year, less the portion that will fund the legal reserve. However, Management has deliberated to include to this basis the amount related to the realization of the asset/liability valuation adjustments, specifically to compensate the effects coming from the increase of the depreciation expense arriving from the adoption of the new accounting rules. This procedure reflects the policy to distribute dividends to Company’s shareholders, which will be effective during the realization of the entire asset/liability valuation adjustments account.

The distribution of the minimum mandatory dividend is recognized as a liability in the Company's and its subsidiaries financial statements at year-end.

Any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders’ Meeting (GSM). This amount is held in a specific reserve in shareholders' equity until the final resolution by the GMS, when it is recognized as current liabilities.

The tax benefit of interest on capital is recorded in the statement of income in the moment of its recognition in accounts payable.

30.1.5     Basic and diluted earnings per share

Parent company
	12.31.2015	12.31.2014
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	603,746	610,434
Class “A” preferred shares	1,741	1,766
Class “B” preferred shares	587,251	593,750
	1,192,738	1,205,950
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class “A” preferred shares	380,291	381,465
Class “B” preferred shares	128,244,004	128,242,830
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	4.16287	4.20899
Class “A” preferred shares	4.57807	4.62953
Class “B” preferred shares	4.56917	4.62989

The net profit or loss per share is calculated based on the weighted average number of shares outstanding during the reporting period. For all periods presented, the Company has no potential instrument that could have a dilutive effect, therefore, basic earnings per share is equivalent to diluted earnings per share.

Since the preferred and common shareholders have rights to dividends, voting and different settlements, basic and diluted earnings per share were calculated using the "two-class" method. The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type.

30.2   Change in equity attributable to non-controlling interest

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2014	115,457	21,606	140,350	277,413
Dividends	(8,045)	(1,367)	(44,267)	(53,679)
Equity evaluation adjustment	(758)	(550)	-	(1,308)
Income for the year	29,579	5,756	94,330	129,665
Balance as of December 31, 2014	136,233	25,445	190,413	352,091
Dividends	(3,128)	(16,182)	(67,339)	(86,649)
Equity evaluation adjustment	495	-	-	495
Income for the year	11,304	12,937	48,572	72,813
Balance as of December 31, 2015	144,904	22,200	171,646	338,750

31      Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN )	Net revenues 12.31.2015
Electricity sales to final customers (31.1)	11,289,201	(1,045,529)	(2,784,289)	(1,712,463)	-	5,746,920
Electricity sales to distribuitors (31.2)	4,130,184	(350,796)	-	(71,947)	-	3,707,441
Use of the main distribution and transmission grid (31.3)	5,879,729	(547,565)	(1,420,129)	(1,523,530)	-	2,388,505
Construction income	1,196,324	-	-	-	-	1,196,324
Telecommunications	277,876	(10,760)	(55,038)	-	(2,151)	209,927
Distribution of piped gas	704,625	(66,877)	(111,349)	-	-	526,399
Sectoral financial assets and
liabilities result	858,170	-	-	-	-	858,170
Other operating revenue (31.4)	119,402	(22,545)	-	-	(2,412)	94,445
	24,455,511	(2,044,072)	(4,370,805)	(3,307,940)	(4,563)	14,728,131

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN )	Net revenues 12.31.2014
Electricity sales to final customers (31.1)	6,581,808	(573,026)	(1,584,499)	(53,130)	-	4,371,153
Electricity sales to distribuitors (31.2)	4,882,071	(430,976)	-	(80,303)	-	4,370,792
Use of the main distribution and transmission grid (31.3)	3,708,296	(347,962)	(958,690)	(164,174)	-	2,237,470
Construction income	1,279,010	-	-	-	-	1,279,010
Telecommunications	216,223	(11,310)	(38,615)	-	(837)	165,461
Distribution of piped gas	495,132	(45,504)	(58,343)	-	-	391,285
Sectoral financial assets and	-	-	-	-	-
liabilities result	1,033,866	-	-	-	-	1,033,866
Other operating revenue (31.4)	131,434	(59,529)	-	-	(2,425)	69,480
	18,327,840	(1,468,307)	(2,640,147)	(297,607)	(3,262)	13,918,517

31.1   Electric sales to final customers by category

Consolidated	Gross revenue		Net revenue
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Residential	3,554,995	2,110,043	1,804,690	1,429,593
Industrial	3,829,081	2,369,527	2,049,456	1,563,121
Trade, services and other activities	2,511,750	1,365,319	1,155,967	838,312
Rural	546,685	305,214	339,338	260,801
Public entities	273,120	152,321	149,663	108,348
Public lighting	271,036	127,838	122,904	78,626
Public service	302,534	151,546	124,902	92,352
	11,289,201	6,581,808	5,746,920	4,371,153

31.2   Electricity sales to distributors

Consolidated		Gross revenue
	12.31.2015	12.31.2015
Electric Energy Trade Chamber - CCEE	2,159,431	2,987,114
Bilateral contracts	1,160,503	1,172,588
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	793,036	722,120
Quota system	17,214	249
	4,130,184	4,882,071

31.3   Use of the main distribution and transmission grid by customer class

Consolidated	Gross revenue		Net revenue
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Residential	1,961,163	1,363,517	706,983	793,022
Industrial	1,280,283	701,408	459,231	398,566
Trade, services and other activities	1,399,336	869,622	507,703	506,163
Rural	300,297	190,620	185,378	109,278
Public entities	161,275	108,809	71,141	72,590
Public lighting	153,826	97,828	53,844	56,376
Public service	111,539	64,337	39,896	37,212
Free consumers	282,241	147,135	179,711	126,534
Basic Netw ork, BN connections, and connection grid	1,352	1,044	860	899
Operating and maintenance income (loss) - O&M	91,772	106,833	67,663	86,590
Interest income (loss)	136,645	57,143	116,095	50,240
	5,879,729	3,708,296	2,388,505	2,237,470

31.4   Other operating revenues

Consolidated	Gross revenue
	12.31.2015	12.31.2014
Leasing and rent (31.4.1)	88,008	96,809
Income from rendering of services	17,203	23,987
Charged service	8,773	8,207
Other income	5,418	2,431
	119,402	131,434

31.4.1     Revenue from leases and rentals

Consolidated	12.31.2015	12.31.2014
Equipment and framew ork	87,190	88,988
Facilities sharing	547	1,210
Real estate	271	206
Thermal Pow er Plant of Araucária	-	6,405
	88,008	96,809

31.5   Regulatory charges

Consolidated	12.31.2015	12.31.2014
Energy Development Account - CDE (31.5.1)	1,494,630	133,021
Other charges - rate flags	1,120,218	-
Energy Development Account - CDE Energy	497,667	-
Research and development and energy efficiency - R&D and PEE	126,656	114,257
Global Reversion Reserve - RGR quota	62,554	50,329
Inspection fee	6,215	-
	3,307,940	297,607

31.5.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 are to: offset the system usage and electricity rate discounts granted to certain users; universalize the supply of electric power; and enhance the competitiveness of alternative sources in the regions served by the National Interconnected Network (SIN).

As from publication of Provisional Measure No. 579/2012 (now enacted into law under Law No. 12,783/2013) – on the renewal of electric utility concessions, reduction of sector charges and rate affordability – funds from the Energy Development Account have been used to offset compensation for the reversion of concessions.

The CDE fund is also used to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2013 and January 2014 due to unfavorable hydrological conditions since the end of 2012, primarily relating from low hydropower reservoir levels (Decree No. 7,891/2013). This portion of the charge is designated as CDE Energia.

CDE funds derive, among other sources, from annual quotas paid by all entities marketing electricity to final consumers, through rate charges. As a result of an increase in disbursements from the fund, CDE quotas for distribution utilities were increased in 2015.

From February to December 2014, ACR Account funds (Decree No. 8,221/2014) provided full or partial coverage for the additional costs of involuntary spot market exposure and thermal power dispatching associated with availability-based Regulated-Environment Power Purchase Agreements (CCEAR-D), through bank lending transactions entered into by CCEE. Both the CDE and the ACR Account funds have minimized the financial impact on distribution utilities from increasing electricity costs.

Copel Distribuição's monthly CDE Energia quota is R$17,120, and its monthly CDE Uso quota was R$19,775 for January and February 2015, and increased to R$144,232 from March to December 2015 (Resolution No. 1,857/2015). Higher CDE Uso charges significantly affected the Extraordinary Tariff Adjustment applied as from March 2015. At December 2015, the CDE Uso charge was decreased by the amounts not collected due to the favorable preliminary decision obtained by Abrace and Abradee, which upholds the right of member distribution utilities not to pass on these amounts.

In June 2015, Copel commenced payment of the CDE quota relating to the ACR Account, of R$46,638, in 57 annually restated installments (Resolution 1,863/2015-3.31.2015). The charge was allocated to distribution utilities in proportion to their power supply market shares from February to December 2014, and is intended to amortize the loans taken out by CCEE, including the financial and debt service costs of the loan transactions.

31.6   Copel Distribuição Tariff Adjustment

The Brazilian Electricity Regulatory Agency (Aneel) approved Copel Distribuição's Annual Adjustment by Resolution 1,897 of 06.16.2015, which authorized the enforcement of a 15.32% increase in the average tariff adjustment as from 06.24.2015. The installment corresponding to the partial deferments regarding the financial components related to the 2013 and 2014 Tariff Adjustments, requested by Copel Distribuição at the time, has been considered in this adjustment.

The 15.32% adjustment is composed of: (i) 20.58% related to the incorporation of financial components, which will be recovered over the 12 month period subsequent to the adjustment (including the amount of R$935,256 corresponding to the deferments performed in 2013 and 2014); (ii) 0.34% deriving from the correction of Installment B; (iii) -3.25% related to the adjustment of Installment A; and (iv) -2.35% which reflect the withdrawal of financial components from the previous process. The adjustment was fully applied to Copel Distribuição's tariffs as from 06.24.2015, starting in July 2015 the amortization of Sectorial financial assets.

As of 12.31.2015, the monetary adjusted amount of deferral is R$467,627 (Note 9.1), to be amortized over 2016.

2015 Extraordinary Rate Review

On February 27, 2015 Aneel approved the Extraordinary Rate Review in 36.79%, starting from March 02, 2015, which aimed to restore the rate coverage of the electricity distribution companies due to the increase in the Energy Development Account – CDE (22.14% of adjustment), and to relocation of energy costs (14.65% of adjustment) due to the rate adjustment of Itaipu, impacted by exchange variance and the hydrological situation, and the high prices at the 14th Existing Electricity Auction (A-1 2014) and the 18th Adjustment Auction held on January 15, 2015

The partial amount of the extraordinary electricity price adjustment was considered for 2015's annual adjustment. The balance as of December 31, 2015, adjusted for inflation using the Selic - Central Bank overnight rate, is R$179,763 (Note 9.1). The remaining amount to be considered for the next electricity price adjustment is R$528,846 (Note 9.1), adjusted up to December 31, 2015.

Tariff Flags

As of January 1, 2015, pursuant to ANEEL's Regulatory Resolution No. 547 issued on April 16, 2013, the Company started to charge for electricity according to the electricity price ranges set on electricity bills. ANEEL approves electricity price ranges considering the projected dispatch of thermal power assets, the ESS (System Service Charges) generated for energy security purposes, involuntary exposure to the short-term market, the water risk posed by Itaipu's power generation and plants converted into firm capacity quotas.

ANEEL initially established a yellow price range of 15 R$/MWh and a red price range of 30 R$/MWh for January and February 2015. From March to August, these price ranges were increased to respectively 25 R$/MWh and 55 R$/MWh. In September, ANEEL established new rates under Resolution 1,945-8.28.2015, with the yellow price range remaining at 25 R$/MWh and the red price range decreasing to 45.00 R$/MWh.

From February 1, 2016, the red electricity price range went on for two levels, R$3.00 and R$4.50, applied to each 100 kWh (kilowatt hour) consumed, and the yellow electricity price range came to be R$1.50, applied to each 100 kWh. The red price range was applied throughout 2015.

Decree No. 8,401 published on February 4, 2015 created the centralizing account of tariff flag funds – CCRBT, intended to manage funds deriving from the application of the tariff flags introduced by Aneel, with the funds available passed through to the distribution agents, at the amounts effectively realized as forecast in the variations in generation costs from thermal sources and exposure to spot prices which affect the electricity distribution agents connected to the National Interconnected System - SIN and the existing rate coverage.

In the 2015 Annual Adjustment, the revenue derive from the enforcement of an additional red tariff charge, and the pass through from Flags Account for the accrual periods from January 2015 to March 2015 were considered in the determination of CVA Energ and CVA ESS/EER, as per Approval Resolution No. 1,897 of 06.16.2015. Costs not covered by the tariff flags in the current cycle will be considered in the next tariff process.

Copel Distribuição recognized the amount of R$1,120,218 based on the flag system, allocated between billed and unbilled revenue, of which R$203,459 is related to the account in which the funds obtained from charging for electricity according to the electricity price ranges (CCRBT) and R$916,759 intended to cover costs. For December 2015 amounts were estimated by Copel Distribuição.

32      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	12.31.2015
Electricity purchased for resale (32.1)	(6,032,916)	-	-	-	(6,032,916)
Charge of the main distribution and transmission grid	(919,788)	-	-	-	(919,788)
Personnel and management (32.2)	(863,406)	(15,617)	(289,827)	-	(1,168,850)
Pension and healthcare plans (Note 24)	(196,238)	(2,388)	(55,701)	-	(254,327)
Materials and supplies	(66,968)	(748)	(8,986)	-	(76,702)
Materials and supplies for pow er electricity	(199,323)	-	-	-	(199,323)
Natural gas and supplies for gas business	(1,176,090)	-	-	-	(1,176,090)
Third-party services (32.3)	(365,745)	(41,876)	(111,882)	-	(519,503)
Depreciation and amortization	(600,240)	(35)	(68,558)	(7,639)	(676,472)
Provisions and reversals (32.4)	66,029	(226,837)	-	(50,021)	(210,829)
Construction cost (32.5)	(1,251,004)	-	-	-	(1,251,004)
Other operating costs and expenses (32.6)	(193,627)	4,104	(135,652)	(100,959)	(426,134)
	(11,799,316)	(283,397)	(670,606)	(158,619)	(12,911,938)

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),	Restated
	costs	expenses	expenses	net	12.31.2014
Electricity purchased for resale (32.1)	(5,080,594)	-	-	-	(5,080,594)
Charge of the main distribution and transmission grid	(384,846)	-	-	-	(384,846)
Personnel and management (32.2)	(781,270)	(12,534)	(259,007)	-	(1,052,811)
Pension and healthcare plans (Note 24)	(157,968)	(1,468)	(42,106)	-	(201,542)
Materials and supplies	(64,238)	(524)	(9,673)	-	(74,435)
Materials and supplies for pow er electricity	(150,848)	-	-	-	(150,848)
Natural gas and supplies for gas business	(1,469,842)	-	-	-	(1,469,842)
Third-party services (32.3)	(299,958)	(44,517)	(79,989)	-	(424,464)
Depreciation and amortization	(590,540)	(26)	(38,622)	(755)	(629,943)
Provisions and reversals (32.4)	(807,281)	(66,196)	-	(330,205)	(1,203,682)
Construction cost (32.5)	(1,285,902)	-	-	-	(1,285,902)
Other operating costs and expenses (32.6)	(215,475)	4,278	(122,719)	(58,608)	(392,524)
	(11,288,762)	(120,987)	(552,116)	(389,568)	(12,351,433)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	12.31.2015
Personnel and management (32.2)	(76,665)	-	(76,665)
Pension and healthcare plans (Note 24)	(8,481)	-	(8,481)
Materials and supplies	(542)	-	(542)
Third party services	(13,834)	-	(13,834)
Depreciation and amortization	(2)	(6,606)	(6,608)
Provisions and reversals (32.4)	-	2,813	2,813
Other operating revenue/expenses	(24,193)	207	(23,986)
	(123,717)	(3,586)	(127,303)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	12.31.2014
Personnel and management (32.2)	(88,353)	-	(88,353)
Pension and healthcare plans (Note 24)	(10,579)	-	(10,579)
Materials and supplies	(470)	-	(470)
Third party services	(6,591)	-	(6,591)
Depreciation and amortization	-	(755)	(755)
Provisions and reversals (32.4)	-	(20,584)	(20,584)
Other operating revenue/expenses	(13,646)	770	(12,876)
	(119,639)	(20,569)	(140,208)

32.1   Electricity purchased for resale

		Restated
Consolidated	12.31.2015	12.31.2014
Purchase of Energy in the Regulated Environment - CCEAR	3,812,509	3,394,222
Itaipu Binacional	1,567,844	739,002
Electric Energy Trade Chamber - CCEE (32.1.1)	982,388	2,281,328
Program for incentive to alternative energy sources - Proinfa	177,946	183,617
Bilateral contracts	30,557	177,149
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,891/2013 (32.1.2)	-	(1,253,436)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(538,328)	(441,288)
	6,032,916	5,080,594

32.1.1     Recovery of Energy Purchase Cost through Renegotiation of GSF

Of the energy purchase amount in the ambit of Electric Power Trading Chamber (CCEE), the amount of R$134,620 was recovered by Copel Geração e Transmissão and Elejor through renegotiation of hydrological risk of HPP’s Mauá, Foz do Areia, Santa Clara and Fundão, as described in note 14.1.

32.1.2     (-) CDE Transfer and ACR Account - Decrees Nos. 8,221/2014 and 7,891/2013

The costs of electricity purchased for resale were recovered through CDE funds (Note 31.5.1) during 2013 and January 2014, and through ACR Account funds for February to December 2014. No transfers occurred for 2015.

32.2   Personnel and management

	Parent company			Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Personnel
Wages and salaries	46,310	53,992	735,072	642,901
Social charges on payroll	15,249	18,297	227,667	204,695
Meal assistance and education allow ance	4,094	5,374	98,367	85,927
Provisons for profit sharing (a)	2,925	3,352	78,462	92,657
Compensation - Voluntary termination Program/retirement	-	(547)	5,443	6,588
	68,578	80,468	1,145,011	1,032,768
Management
Wages and salaries	6,420	6,025	19,027	15,614
Social charges on payroll	1,632	1,587	4,645	3,977
Other expenses	35	273	167	452
	8,087	7,885	23,839	20,043
	76,665	88,353	1,168,850	1,052,811
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

32.3   Third-party services

Consolidated	12.31.2015	12.31.2014
Maintenance of electrical system	160,564	102,116
Maintenance of facilities	85,192	90,909
Communication, processing and transmission of data	72,042	50,894
Meter reading and bill delivery	44,399	37,766
Authorized and registered agents	34,429	35,116
Consumer service	20,478	17,624
Other services	102,399	90,039
	519,503	424,464

32.4   Provisions and reversals

		Parent company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
PCLD (Client and Other credits)	-	-	226,838	53,193
Provision (reversal) for litigations (Note 29)	(2,813)	20,584	48,499	323,811
Provision for losses on tax credits	-	-	1,521	6,394
Provision (reversal) for impairment of assets (Note 18.9)	-	-	(66,029)	807,281
Provision for loss in consortia	-	-	-	13,003
	(2,813)	20,584	210,829	1,203,682

32.5   Construction cost

Consolidated	12.31.2015	12.31.2014
Materials and supplies	574,132	648,102
Third party services	504,197	450,627
Personnel	100,299	127,039
Others	72,376	60,134
	1,251,004	1,285,902

32.6   Other operating costs and expenses

Consolidated	12.31.2015	12.31.2014
Financial offset for the use of w ater resources	155,147	140,810
Losses in the decommissioning and disposal of assets	53,266	21,765
Compensation	50,541	28,549
Leasing and rent (32.6.1)	33,961	28,533
Advertising and publicity	25,867	16,745
Taxes	24,237	84,671
Other net costs and expenses	83,115	71,451
	426,134	392,524

32.6.1     Leasing and rent

Consolidated	12.31.2015	12.31.2014
Real estate	27,830	23,919
Others	7,434	5,977
(-) PIS and Cofins credits	(1,303)	(1,363)
	33,961	28,533

33      Financial Results

.	Parent company			Consolidated
				Restated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Financial income
Interest and monetary variation of CRC transfer (Note 8.1)	217,722	157,422	217,722	157,422
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	217,713	76,989
Arrears charges on energy bills	-	-	168,796	138,578
Return on financial investments held for trading	1,556	19,087	139,056	184,468
Remuneration of net sectoral assets (Note 9.2)	-	-	121,401	7,278
Monetary variation over the Itaipu pow er purchase	-	-	25,198	7,455
Monetary variation and interest of accounts receivable
related to the concession compensation (Note 11.2)	-	-	20,363	50,271
Return on financial investments held for sale	18	14	16,160	26,658
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.2)	-	-	2,122	-
Other financial income	26,051	25,685	58,809	52,859
	245,347	202,208	987,340	701,978
( - ) Financial expenses
Debt charges	272,193	182,375	751,524	366,686
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.2)	-	-	101,072	63,000
Monetary variation over the Itaipu pow er purchase	-	-	96,162	24,580
PIS/Pasep/Cofins taxes on interest on capital	41,579	28,092	42,627	28,404
Interest on R&D and EEP (Note 26.2)	-	-	34,060	23,399
Other monetary and exchange variations	157	1,475	16,940	7,302
Interest and monetary variation of CRC transfer (Note 8.1)	-	21,790	-	21,790
Other financial expenses	172	30	55,913	36,225
	314,101	233,762	1,098,298	571,386
Net	(68,754)	(31,554)	(110,958)	130,592

34      Operating Segments

The chief operating decision maker of the Company and its subsidiaries, in charge of allocating funds and assessing the performance of operational segments, are the C-level executives.

34.1   Products and services from which we generate revenues from the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the years 2015 and 2014, all sales have been to customers within Brazilian territory, as well as all non-current assets are located in national territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues in the year 2014.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and transactions between segments are recognized as transactions with third parties, i.e., at current market prices.

34.2   The Company’s reporting segments

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA).

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Holding Company (HOL) - this segment comprises participation in other companies

34.3   Assets per reporting segment

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2015

TOTAL ASSETS	13,730,872	10,715,266	769,317	481,303	3,641,088	(390,189)	28,947,657
CURRENT ASSETS	2,237,784	4,155,554	179,898	103,579	873,169	(616,587)	6,933,397
Cash and cash equivalents	869,397	416,086	122,667	29,321	43,256	-	1,480,727
Bonds and securities	371,992	165	-	-	34,117	-	406,274
Collaterals and escrow accounts	-	1,717	-	151	132	-	2,000
Trade accounts receivable	637,575	2,353,136	25,486	62,125	-	(45,495)	3,032,827
Dividends receivable	93,645	-	-	-	500,266	(553,566)	40,345
CRC transferred to the State Government of Paraná	-	-	-	-	111,663	-	111,663
Net sectoral financial assets	-	910,759	-	-	-	-	910,759
Accounts receivable related to the concession	9,162	-	-	-	-	-	9,162
Other receivables	186,670	272,652	4,278	714	13,261	(2,686)	474,889
Inventories	26,773	89,343	12,784	2,118	-	-	131,018
Income Tax and Social Contribution	66	20,592	10,864	7,088	155,634	-	194,244
Other noncurrent recoverable taxes	15,337	49,988	3,768	1,632	-	-	70,725
Prepaid expenses	27,167	21,634	51	430	-	-	49,282
Related parties	-	19,482	-	-	14,840	(14,840)	19,482
NON-CURRENT ASSETS	11,493,088	6,559,712	589,419	377,724	2,767,919	226,398	22,014,260
Long Term Assets	1,568,330	1,426,826	59,031	71,016	2,016,463	(189,874)	4,951,792
Bonds and securities	83,361	1,289	-	6,467	-	-	91,117
Collaterals and escrow accounts	-	86,137	-	-	-	-	86,137
Trade accounts receivable	2,055	40,676	32,331	-	-	-	75,062
CRC transferred to the State Government of Paraná	-	-	-	-	1,271,579	-	1,271,579
Judicial deposits	60,617	352,712	7,775	31,254	267,569	-	719,927
Net sectoral financial assets	-	134,903	-	-	-	-	134,903
Accounts receivable related to the concession	920,673	424,140	-	13,638	-	-	1,358,451
Accounts receivable related to the concession compensation	219,556	-	-	-	-	-	219,556
Other receivables	12,531	19,083	-	-	-	-	31,614
Income Tax and Social Contribution	573	14,969	-	-	79,144	-	94,686
Other noncurrent recoverable taxes	61,460	45,765	5,662	-	15	-	112,902
Deferred income tax and social contribution	96,724	307,152	13,263	19,504	100,919	-	537,562
Prepaid expenses	25,340	-	-	153	-	-	25,493
Related parties	85,440	-	-	-	297,237	(189,874)	192,803
Investments	1,517,582	1,374	-	-	705,754	-	2,224,710
Property, plant and equipment	8,138,199	-	512,068	-	42,415	-	8,692,682
Intangible Assets	268,977	5,131,512	18,320	306,708	3,287	416,272	6,145,076

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2014

TOTAL ASSETS	12,320,940	9,023,699	589,547	634,221	3,298,816	(249,081)	25,618,142
CURRENT ASSETS	2,131,116	2,638,378	64,482	323,872	648,011	(587,683)	5,218,176
Cash and cash equivalents	415,431	160,417	5,820	99,424	59,039	-	740,131
Bonds and securities	458,960	3	-	-	152	-	459,115
Collaterals and escrow accounts	2,200	38	-	1,695	9,564	-	13,497
Trade accounts receivable	761,306	1,387,792	33,295	182,491	-	(186,068)	2,178,816
Dividends receivable	34,850	-	-	-	389,739	(398,257)	26,332
CRC transferred to the State Government of Paraná	-	-	-	-	94,579	-	94,579
Net sectoral financial assets	-	609,298	-	-	-	-	609,298
Accounts receivable related to the concession	7,430	-	-	-	-	-	7,430
Accounts receivable related to the concession compensation	301,046	-	-	-	-	-	301,046
Other receivables	97,219	302,782	3,494	359	12,886	(922)	415,818
Inventories	29,389	101,399	17,684	2,150	-	-	150,622
Income Tax and Social Contribution	2,084	18,814	667	3,950	79,559	-	105,074
Other noncurrent recoverable taxes	17,638	41,642	3,464	33,541	-	-	96,285
Prepaid expenses	3,562	16,193	58	262	58	-	20,133
Related parties	1	-	-	-	2,435	(2,436)	-
NON-CURRENT ASSETS	10,189,824	6,385,321	525,065	310,349	2,650,805	338,602	20,399,966
Long Term Assets	1,126,660	5,169,397	65,448	40,343	1,944,744	(85,120)	8,261,472
Bonds and securities	130,137	2,073	-	-	-	-	132,210
Collaterals and escrow accounts	-	56,956	-	-	-	-	56,956
Trade accounts receivable	3,795	41,859	30,042	-	-	-	75,696
CRC transferred to the State Government of Paraná	-	-	-	-	1,249,529	-	1,249,529
Judicial deposits	53,119	398,877	5,499	4,779	273,979	-	736,253
Net sectoral financial assets	-	431,846	-	-	-	-	431,846
Accounts receivable related to the concession	623,591	3,792,476	-	1,920	-	-	4,417,987
Accounts receivable related to the concession compensation	160,217	-	-	-	-	-	160,217
Advances to suppliers	54,428	517	-	3,068	-	-	58,013
Other receivables	7,999	18,382	-	627	303	-	27,311
Income Tax and Social Contribution	545	13,875	-	-	114,195	-	128,615
Other noncurrent recoverable taxes	50,410	52,486	6,022	14,563	-	-	123,481
Deferred income tax and social contribution	28,674	360,050	23,885	15,211	98,226	-	526,046
Prepaid expenses	-	-	-	175	-	-	175
Related parties	13,745	-	-	-	208,512	(85,120)	137,137
Investments	998,007	1,374	-	-	660,769	-	1,660,150
Property, plant and equipment	7,818,268	-	443,690	-	42,230	-	8,304,188
Intangible Assets	246,889	1,214,550	15,927	270,006	3,062	423,722	2,174,156

34.4   Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2015

TOTAL LIABILITIES	13,730,872	10,715,266	769,317	481,303	3,641,088	(390,189)	28,947,657
CURRENT LIABILITIES	2,119,270	2,653,747	45,203	137,886	450,478	(617,466)	4,789,118
Payroll, social charges and accruals	54,766	158,281	20,105	7,063	18,186	-	258,401
Related parties	14,392	-	-	-	447	(14,839)	-
Suppliers	560,382	988,683	11,062	98,100	3,073	(48,174)	1,613,126
Income Tax and Social Contribution	246,284	65,632	-	-	-	-	311,916
Other taxes due	113,345	182,658	3,833	7,858	33,254	-	340,948
Loans and financing	140,602	101,141	5,914	-	61,788	(887)	308,558
Debentures	359,885	523,967	1,778	18,878	19,497	-	924,005
Dividends payable	446,309	133,950	-	5,479	313,835	(553,566)	346,007
Post employment benefits	11,041	30,722	1,521	-	39	-	43,323
Customer charges due	16,036	261,422	-	-	-	-	277,458
Research and Development and Energy Efficiency	54,357	113,524	-	-	-	-	167,881
Accounts Payable related to concession	61,786	-	-	-	-	-	61,786
Other accounts payable	40,085	93,767	990	508	359	-	135,709
NON-CURRENT LIABILITIES	4,733,746	2,457,846	227,140	47,696	2,313,455	(205,822)	9,574,061
Related parties	53,909	-	11,900	-	36,459	(102,268)	-
Suppliers	5,923	-	-	-	-	-	5,923
Tax liabilities	171,531	79,343	4,765	-	1,634	-	257,273
Deferred income tax and social contribution	214	-	-	-	-	-	214
Loans and financing	2,110,291	770,722	21,624	-	969,412	(103,547)	3,768,502
Debentures	1,066,201	499,411	160,380	37,341	996,590	-	2,759,923
Post employment benefits	152,831	365,049	19,849	4,221	9,387	-	551,337
Research and Development and Energy Efficiency	66,671	164,441	-	-	-	-	231,112
Accounts Payable related to concession	473,879	-	-	-	-	-	473,879
Other accounts payable	16,107	-	-	5,409	9,453	(7)	30,962
Provisions for legal claims	616,189	578,880	8,622	725	290,520	-	1,494,936
EQUITY	6,877,856	5,603,673	496,974	295,721	877,155	433,099	14,584,478
Attributable to controlling shareholders	6,877,856	5,603,673	496,974	295,721	877,155	94,349	14,245,728
Attributed to non-controlling interest						338,750	338,750

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2014

TOTAL LIABILITIES	12,320,940	9,023,699	589,547	634,221	3,298,816	(249,081)	25,618,142
CURRENT LIABILITIES	1,947,686	1,908,606	85,705	286,277	426,646	(599,527)	4,055,393
Payroll, social charges and accruals	51,248	160,423	20,189	6,044	14,714	-	252,618
Related parties	511	-	-	-	13,173	(13,684)	-
Suppliers	656,110	843,512	19,733	252,541	2,299	(186,990)	1,587,205
Income Tax and Social Contribution	307,439	-	-	-	2,442	-	309,881
Other taxes due	43,239	77,572	6,682	3,915	5,921	-	137,329
Loans and financing	107,497	405,235	5,737	-	349,753	(596)	867,626
Debentures	390,822	20,088	-	5,134	15,447	-	431,491
Dividends payable	242,488	124,791	31,300	15,545	3,824	(398,257)	19,691
Post employment benefits	9,538	26,548	1,313	-	5	-	37,404
Customer charges due	6,791	16,442	-	-	-	-	23,233
Research and Development and Energy Efficiency	46,679	129,293	-	-	-	-	175,972
Accounts Payable related to concession	54,955	-	-	-	-	-	54,955
Other accounts payable	30,369	104,702	751	3,098	19,068	-	157,988
NON-CURRENT LIABILITIES	3,209,935	2,785,518	86,685	69,918	1,938,089	(210,176)	7,879,969
Related parties	114,081	-	-	-	25,494	(139,575)	-
Suppliers	14,249	3,376	-	-	-	-	17,625
Tax liabilities	18,635	63,952	3,673	-	869	-	87,129
Deferred income tax and social contribution	15,218	-	-	-	-	-	15,218
Loans and financing	1,518,027	517,804	27,431	-	608,663	(70,601)	2,601,324
Debentures	111,550	998,949	-	48,420	995,038	-	2,153,957
Post employment benefits	218,812	576,575	50,277	4,844	10,706	-	861,214
Research and Development and Energy Efficiency	58,009	101,783	-	-	-	-	159,792
Accounts Payable related to concession	436,772	-	-	-	-	-	436,772
Other accounts payable	306	-	-	-	-	-	306
Provisions for legal claims	704,276	523,079	5,304	16,654	297,319	-	1,546,632
EQUITY	7,163,319	4,329,575	417,157	278,026	934,081	560,622	13,682,780
Attributable to controlling shareholders	7,163,319	4,329,575	417,157	278,026	934,081	208,531	13,330,689
Attributed to non-controlling interest						352,091	352,091

34.5   Statement of income per reporting segment

STATEMENT OF INCOME	GET
			DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2015	GER	TRA

NET OPERATING REVENUES	4,264,197	501,387	9,580,830	272,247	1,390,786	-	(1,281,316)	14,728,131
Supply of electric pow er - third-parties	565,378	-	5,181,542	-	-	-	-	5,746,920
Supply of electric pow er - betw een segments	-	-	4,439	-	-	-	(4,439)	-
Electricity sales to final customers - third-parties	3,386,095	-	321,346	-	-	-	-	3,707,441
Electricity sales to final customers - betw een segments	284,649	-	-	-	-	-	(284,649)	-
Use of the main distribution and transmission grid - third-parties	-	183,758	2,204,747	-	-	-	-	2,388,505
Use of the main distribution and transmission grid - betw een segments	-	68,557	15,701	-	-	-	(84,258)	-
Construction income	-	232,567	896,924	-	66,833	-	-	1,196,324
Telecommunications services - third-parties	-	-	-	209,927	-	-	-	209,927
Telecommunications services - betw een segments	-	-	-	28,382	-	-	(28,382)	-
Distribution of piped gas - third-parties	-	-	-	-	526,399	-	-	526,399
Distribution of piped gas - betw een segments	-	-	-	-	797,554	-	(797,554)	-
Sectoral financial assets and liabilities result	-	-	858,170	-	-	-	-	858,170
Other operating revenues - third-parties	2,823	4,126	90,332	(2,836)	-	-	-	94,445
Other operating revenues - betw een segments	25,252	12,379	7,629	36,774	-	-	(82,034)	-
OPERATING COSTS AND EXPENSES	(2,580,045)	(394,015)	(9,516,397)	(203,878)	(1,360,357)	(138,672)	1,281,426	(12,911,938)
Energy purchased for resale	(309,682)	-	(6,007,222)	-	-	-	283,988	(6,032,916)
Charges for use of the main transmission grid	(294,660)	-	(706,680)	-	-	-	81,552	(919,788)
Personnel and management	(186,385)	(79,873)	(699,891)	(87,393)	(30,715)	(84,593)	-	(1,168,850)
Pension and healthcare plans	(40,325)	(18,477)	(165,635)	(17,516)	(3,264)	(9,110)	-	(254,327)
Materials and supplies	(12,502)	(3,399)	(55,531)	(2,745)	(1,937)	(588)	-	(76,702)
Raw materials and supplies for generation	(996,679)	-	-	-	-	-	797,356	(199,323)
Natural gas and supplies for gas business	-	-	-	-	(1,176,090)	-	-	(1,176,090)
Third party services	(184,228)	(20,476)	(353,773)	(35,900)	(20,282)	(15,472)	110,628	(519,503)
Depreciation and amortization	(369,778)	(3,399)	(243,645)	(31,510)	(21,532)	(6,608)	-	(676,472)
Provisions and reversals	33,055	35,061	(268,736)	(4,729)	(8,293)	2,806	7	(210,829)
Construction cost	-	(287,247)	(896,924)	-	(66,833)	-	-	(1,251,004)
Other operating costs and expenses	(218,861)	(16,205)	(118,360)	(24,085)	(31,411)	(25,107)	7,895	(426,134)
EQUITY IN EARNINGS OF INVESTEES	-	22,853	-	-	-	69,692	-	92,545
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,684,152	130,225	64,433	68,369	30,429	(68,980)	110	1,908,738
Financial result	(300,024)	23,615	231,212	(520)	1,758	(66,902)	(97)	(110,958)
OPERATING PROFIT	1,384,128	153,840	295,645	67,849	32,187	(135,882)	13	1,797,780
Income Tax and Social Contribution	(392,507)	(30,966)	(89,591)	(13,205)	(9,119)	3,159	-	(532,229)
NET INCOME	991,621	122,874	206,054	54,644	23,068	(132,723)	13	1,265,551

STATEMENT OF INCOME	GET
			DIS	TEL	GAS	HOL	Eliminations	Consolidated
12.31.2014 - Restated	GER	TRA

NET OPERATING REVENUES	4,930,654	413,348	8,347,036	213,163	1,748,045	3	(1,733,732)	13,918,517
Supply of electric pow er for third-parties	513,239	-	3,857,914	-	-	-	-	4,371,153
Supply of electric pow er among segments	-	-	2,547	-	-	-	(2,547)	-
Electricity sales to final customers - third-parties	4,073,140	-	297,652	-	-	-	-	4,370,792
Electricity sales to final customers - betw een segments	303,115	-	-	-	-	-	(303,115)	-
Use of the main distribution and transmission grid - third-parties	-	136,830	2,100,640	-	-	-	-	2,237,470
Use of the main distribution and transmission grid - betw een segment	-	60,733	13,223	-	-	-	(73,956)	-
Construction income	-	206,150	991,356	-	81,504	-	-	1,279,010
Telecommunications services to third-parties	-	-	-	165,461	-	-	-	165,461
Telecommunications services betw een segments	-	-	-	29,763	-	-	(29,763)	-
Distribution of piped gas	-	-	-	-	391,285	-	-	391,285
Distribution of piped gas - third-parties	-	-	-	-	1,273,301	-	(1,273,301)	-
Sectoral financial assets and liabilities result	-	-	1,033,866	-	-	-	-	1,033,866
Other operating revenues from third-parties	7,475	9,635	48,428	1,984	1,955	3	-	69,480
Other operating revenues betw een segments	33,685	-	1,410	15,955	-	-	(51,050)	-
OPERATING COSTS AND EXPENSES	(3,996,428)	(392,187)	(7,740,651)	(137,404)	(1,664,860)	(153,758)	1,733,855	(12,351,433)
Energy purchased for resale	(496,887)	-	(4,886,909)	-	-	-	303,202	(5,080,594)
Charges for use of the main transmission grid	(247,126)	-	(209,066)	-	-	-	71,346	(384,846)
Personnel and management	(154,803)	(77,138)	(633,236)	(62,069)	(25,892)	(99,673)	-	(1,052,811)
Pension and healthcare plans	(38,291)	(14,136)	(126,961)	(8,507)	(2,093)	(11,554)	-	(201,542)
Materials and supplies	(13,184)	(3,864)	(53,918)	(1,551)	(1,410)	(508)	-	(74,435)
Raw materials and supplies for generation	(1,424,147)	-	-	-	-	-	1,273,299	(150,848)
Natural gas and supplies for gas business	-	-	-	-	(1,469,842)	-	-	(1,469,842)
Third party services	(150,061)	(20,370)	(289,717)	(21,530)	(19,374)	(7,707)	84,295	(424,464)
Depreciation and amortization	(354,596)	(7,990)	(221,401)	(28,277)	(16,921)	(758)	-	(629,943)
Provisions and reversals	(941,349)	(37,642)	(185,207)	(3,036)	(15,864)	(20,584)	-	(1,203,682)
Construction cost	-	(213,042)	(991,356)	-	(81,504)	-	-	(1,285,902)
Other operating costs and expenses	(175,984)	(18,005)	(142,880)	(12,434)	(31,960)	(12,974)	1,713	(392,524)
EQUITY IN EARNINGS OF INVESTEES	-	67,419	-	-	-	92,536	-	159,955
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	934,226	88,580	606,385	75,759	83,185	(61,219)	123	1,727,039
Financial result	11,646	81,231	64,568	2,922	1,832	(31,482)	(125)	130,592
OPERATING PROFIT	945,872	169,811	670,953	78,681	85,017	(92,701)	(2)	1,857,631
Income Tax and Social Contribution	(185,716)	(25,877)	(233,089)	(20,097)	(24,651)	(32,586)	-	(522,016)
NET INCOME	760,156	143,934	437,864	58,584	60,366	(125,287)	(2)	1,335,615

35      Financial instruments

35.1   Category and value of financial instruments

Consolidated				12.31.2015		12.31.2014
	Note	Level	Book value	Fair value	Fair value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	5	1	1,480,727	1,480,727	740,131	740,131
Derivative financial instruments (b)	6	1	2,565	2,565	52,804	52,804
Derivative financial instruments (b)	6	2	333,649	333,649	288,563	288,563
			1,816,941	1,816,941	1,081,498	1,081,498
Loans and receivables
Collaterals and escrow accounts STN (c)	22.1		86,137	51,414	56,956	39,252
Pledges and restricted deposits linked (a)			2,000	2,000	13,497	13,497
Trade accounts receivable (a)	7		3,107,889	3,107,889	2,254,512	2,254,512
CRC Transferred to the State Government of Paraná (d)	8		1,383,242	1,343,497	1,344,108	1,376,932
Net sectoral financial assets (a)	9		1,045,662	1,045,662	1,041,144	1,041,144
Accounts receivable related to the concession (e)	10		943,473	943,473	632,941	632,941
Accounts receivable related to the concession compensation (f)	11		-	-	301,046	302,689
State of Paraná - Government Programs (a)	15.1		187,048	187,048	137,137	137,137
			6,755,451	6,680,983	5,781,341	5,798,104
Available for sale
Accounts receivable related to the concession (g)	10	3	424,140	424,140	3,792,476	3,792,476
Accounts receivable related to the concession compensation (h)	11	3	219,556	219,556	160,217	160,217
Derivative financial instruments (b)	6	1	2,728	2,728	107,232	107,232
Derivative financial instruments (b)	6	2	158,449	158,449	142,726	142,726
Other investments (i)	17	1	17,626	17,626	17,631	17,631
			822,499	822,499	4,220,282	4,220,282
Total financial assets			9,394,891	9,320,423	11,083,121	11,099,884

Financial liabilities
Fair value through profit or loss - held for trading
Trading securities
Other liabilities – derivatives (b)		1	-	-	157	157
			-	-	157	157
Other financial liabilities
Ordinary financing of taxes w ith the federal tax authorities (c)	13.3		193,739	171,119	-	-
Suppliers (a)	21		1,619,049	1,619,049	1,604,830	1,604,830
Loans and financing (c)	22		4,077,060	3,539,257	3,468,950	3,229,136
Debentures (j)	23		3,683,928	3,683,928	2,585,448	2,585,448
Post employment benefits (k)	24		594,660	594,660	898,618	898,618
Payable related to concession (l)	27		535,665	651,403	491,727	598,493
			10,704,101	10,259,416	9,049,573	8,916,525
Total financial liabilities			10,704,101	10,259,416	9,049,730	8,916,682

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, 117.0% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 7.39% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 4.3.10.

f)      The accounts receivable related to concession extension, related to the assets, which started operations after May 2000, the expected future cash flow was discounted at the Selic rate.

g)     Criteria and assumptions disclosed on note 4.3.10. The changes held in 2015 are as follows:

Consolidated
Balance as of December 31, 2014	3,792,476
Transfer to intagible - Extension of Copel Distribuição’s Concession	(4,056,355)
Capitalization of intangible assets in progress	511,751
Monetary variations	217,025
Write-offs	(40,757)
Balance as of December 31, 2015	424,140

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, because the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of December 31, 2015, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$11,479.

k)     Criteria and assumptions disclosed on note 4.9.

l)      Used the rate of 7.74% p.y. as a market reference

35.2   Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

Consolidated
Exposure to credit risk	12.31.2015	12.31.2014
Cash and cash equivalents (a)	1,480,727	740,131
Derivative financial instruments (a)	497,391	591,325
Pledges and restricted deposits linked (a)	88,137	70,453
Trade accounts receivable (b)	3,107,889	2,254,512
CRC Transferred to the State Government of Paraná (c)	1,383,242	1,344,108
Net sectoral financial assets (d)	1,045,662	1,041,144
Accounts receivable related to the concession (e)	1,367,613	4,425,417
Accounts receivable related to the concession compensation (f)	219,556	160,217
State of Paraná - Government Programs (g)	187,048	137,137
	9,377,265	10,764,444

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for debits above R$200.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, since the amortizations are guaranteed by dividends. The State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     The Management believes to have greatly reduced the risk of this credit, since the contracts that have been executed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, relating to costs not recovered through tariff.

e)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in infrastructure and that have not been recovered through rates by the end of the concession and specifically regarding the energy transmission activity, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

f)      For value of existing assets on May 31, 2000, Aneel published Resolution No. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets, Management considers the credit risk as reduced since the rules for compensation are set and there is a going survey of information required by the granting authority.

ANEEL published Regulatory Resolution No. 596/2013 that sets criteria to calculate the New Replacement Value (VNR) of the concession generation assets for indemnification purposes. Although the Concession Authority has not yet disclosed the way the ROA will be paid and the approval of the investments made by the Company remains uncertain, management expects that the Company will be reimbursed for these assets, which shows the recoverability of the balances recognized on December 31, 2015.

g)     Management considers greatly reduced the risk of this credit since these are specific programs with the State Government, to highlight the “Luz Fraterna” program (Note 36.a)

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2018, 2017 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
12.31.2015
Loans and financing	Note 22	78,969	86,071	473,032	3,546,135	2,023,379	6,207,586
Debentures	Note 23	6,277	13,735	1,313,062	3,485,797	205,515	5,024,386
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,978	9,958	46,687	287,316	2,001,514	2,350,453
Eletrobrás - Itaipu	Dollar	-	210,867	988,015	5,774,563	5,047,764	12,021,209
Other suppliers	-	1,138,130	228,200	230,316	22,403	-	1,619,049
Purchase obligations	IGP-M and IPCA	-	1,278,480	3,629,110	21,371,882	112,292,091	138,571,563
Ordinary financing of taxes
w ith the federal tax authorities	Selic	3,764	7,641	36,228	191,659	-	239,292
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,270,215	1,911,145	7,059,320	36,389,100	126,254,599	172,884,379
12.31.2014
Loans and financing	Note 22	75,379	45,403	971,506	2,185,629	2,051,937	5,329,854
Debentures	Note 23	4,939	10,966	692,433	2,680,345	-	3,388,683
Derivatives	Future inter-bank rate	157	-	-	-	-	157
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,590	9,181	42,144	257,665	2,006,107	2,319,687
Eletrobrás - Itaipu	Dollar	-	205,030	958,725	4,152,843	5,010,440	10,327,038
Other suppliers	-	1,111,742	269,075	94,811	32,114	-	1,507,742
Purchase obligations	IGP-M and IPCA		899,187	3,666,194	19,924,273	93,096,613	117,586,267
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,235,129	1,515,487	6,770,715	31,030,337	107,855,167	148,406,835
(a) Effective interest rate - w eighted average.

As disclosed in notes 22.5 and 23.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have its payment accelerated.

35.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the OPEC Reference Basket and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagas monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2015 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$4.38) estimated as market average projections for 2016 according to the Focus Report issued by the Brazilian Central Bank as of February 5, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2016
Foreign exchange risk	Risk	12.31.2015	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	86,137	10,483	(13,672)	(37,827)
.		86,137	10,483	(13,672)	(37,827)
Financial liabilities
Loans and financing
STN	USD appreciation	(104,434)	(12,709)	(41,995)	(71,281)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(284,651)	(34,641)	(114,464)	(194,287)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(87,384)	(10,634)	(35,139)	(59,643)
		(476,469)	(57,984)	(191,598)	(325,211)

In addition to the sensitivity analysis required by CVM Resolution No. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of December 31, 2015 and the likely scenario takes into account the indicators:

•         Cash and cash equivalents, bonds and securities, collaterals and escrow accounts: projected CDI/Selic rate of 15.77% based on the LTN reference rate, maturing on January 1, 2017 as disclosed by Bovespa on December 30, 2015;

•         CRC transferred to the State Government of Paraná, net sectorial financial assets, accounts receivable related to the concession, accounts receivable related to the concession extension and financial liabilities: CDI/Selic of 14.26%, IPCA of 7.36%, IGP-DI of 6.66%, IGP-M of 6.85% and TJLP of 7.50%, estimated as market average projections for 2016 according to the Focus Report issued by the Central Bank of Brazil as of February 5, 2016.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2016
Interest rate risk and monetary variation	Risk	12.31.2015	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,313,003	207,945	155,980	104,023
Bonds and securities	Low CDI/SELIC	497,391	78,773	59,089	39,405
Collaterals and escrow accounts	Low CDI/SELIC	2,000	317	238	158
CRC transferred to the State Government of Paraná	Low IGP-DI	1,383,242	92,124	69,093	46,062
Net sectoral financial assets	Low Selic	1,045,662	149,111	111,834	74,556
Accounts receivable related to the concession	Low IPCA	1,367,613	100,656	75,492	50,328
Accounts receivable related to the concession compensation	Undefined (a)	219,556	-	-	-
State of Paraná - Government Programs	No risk	187,048	-	-	-
		6,015,515	628,926	471,726	314,532
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,521,350)	(216,945)	(271,181)	(325,417)
Eletrobrás - Finel	High IGP-M	(16,980)	(233)	(291)	(349)
Eletrobrás - RGR	No risk (b)	(64,652)	-	-	-
Caixa Econômica Federal	No risk (b)	(5,307)	-	-	-
Finep	High TJLP	(27,538)	(2,065)	(2,582)	(3,098)
BNDES	High TJLP	(1,701,758)	(127,632)	(159,540)	(191,448)
Promissory notes	High CDI	(496,694)	(70,829)	(88,536)	(106,243)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(138,347)	(10,376)	(12,970)	(15,564)
Debentures	High CDI	(3,627,709)	(517,311)	(646,639)	(775,967)
Debentures - Compagás	High TJLP	(56,219)	(4,216)	(5,271)	(6,325)
Ordinary financing of taxes w ith the federal tax authorities	High Selic	(193,739)	(27,627)	(34,534)	(41,441)
.		(7,850,293)	(977,234)	(1,221,544)	(1,465,852)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR.

In addition to the sensitivity analysis required by CVM Resolution No. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.2.4     Hydrological risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs, at critical levels, increasing the risk of power storages. In this scenario, any impacts on electricity consumption can result in losses due to reduced revenues.

Main hydrographic basins of the country, where Southeast/Center-West and Northeast reservoirs are located, have been subject to adverse climate situations in recent years, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

However, regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2015-2019 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) for the 2015-2019 time frame in all subsystems.

35.2.5     Risk of non-renewal of concessions

Law No. 12,783/2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law No. 9,074/2015. However, extension is permitted after express acceptance of conditions of that Law, such as: i) revenue determined according to criteria established by Aneel; ii) change from price remuneration to tariff calculated by Aneel for each plant; iii) allocation of plant energy and capacity physical guarantee shares to concessionaires and permittees of distribution public utilities; iv) submission to service quality standards defined by Aneel; and v) agreement with values established as indemnity of assets related to concession.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of Concession Grantor, one single time, for the period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years.

Current regulation also defined that the concessionaire has a period to request extension of concession of up to 60 months before final contract date or after granting of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

It is also defined that, if the concessionaire opts to extend its concession, Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff.

In the horizon of next five years, that is, up to 2020, and with premises of current law, Copel Geração e Transmissão must opt or not to extend its generation concessions TPP Figueira, HPP Governador Bento Munhoz da Rocha Netto (Foz do Areia) and HPP São Jorge up to March 26, 2017, September 17, 2018 and December 3, 2019, respectively. These plants represent a Physical Guarantee of an average 587.8 MW.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, Concession Grantor will open a tender bid process for concessions of the auction or competition type, for up to 30 years, considering, for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

Pursuant to the terms of Concession Agreement amendment No. 46/1999 of Copel Distribuição (note 10.2), concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

35.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

35.3   Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted net debt divided by adjusted EBITDA, as presented below. Corporate goal established in strategic planning provides for maintenance of index below 3.5.

		Consolidated
Capital management	12.31.2015	12.31.2014
Loans and financing	4,077,060	3,468,950
Debentures	3,683,928	2,585,448
Ordinary financing of taxes w ith the federal tax authorities	193,739	-
Endorsment and securities	1,282,290	809,073
(-) Cash and cash equivalents	(1,480,727)	(740,131)
(-) Derivative financial instruments	(408,274)	(472,612)
Collaterals and escrow accounts	2,000	13,497
(-) Derivative financial instruments - held for sale	(43,138)	(83,098)
(-) Security deposit – External debt renegotiation (STN Debt Guarantee)	(86,137)	(56,956)
Adjusted net debt	7,220,741	5,524,171
Net income	1,265,551	1,335,615
Deferred IRPJ and CSLL	(165,794)	(225,853)
Provision for IRPJ and CSLL	698,023	747,869
Financial expenses (income), net	110,958	(130,592)
Depreciation and amortization	676,472	629,943
Equity in earnings of investees	(92,545)	(159,955)
Adjusted Ebitda	2,492,665	2,197,027
Adjusted net debt / Adjusted Ebitda	2.90	2.51

The equity indebtedness is shown below:

		Parent company		Consolidated
Indebtedness	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Loans and financing	1,031,200	958,416	4,077,060	3,468,950
Debentures	1,016,087	1,010,485	3,683,928	2,585,448
(-) Cash and cash equivalents	25,653	34,862	1,480,727	740,131
(-) Derivative financial instruments	168	152	406,274	459,115
Net debt	2,021,466	1,933,887	5,873,987	4,855,152
Equity	14,245,728	13,330,689	14,584,478	13,682,780
Equity indebtedness	0.14	0.15	0.40	0.35

36      Related Party Transactions

Consolidated		Assets		Liabilities	Income (loss)
Related parties / Nature of operation	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Controlling shareholder
State of Paraná
Dividends payable	-	-	96,691	-	-	-
"Luz Fraterna" Program (a)	181,348	139,817	-	-	-	-
2014 World Cup construction w ork (Note 15.1.2)	14,267	-	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	19,482	-	-	-	19,482	-
Remuneration and employ social security charges assigned (b)	407	908	-	-	-	-
Telecommunication services (c)	42,634	39,489	-	-	29,456	27,779
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 22)	-	-	1,701,758	1,526,141	(120,948)	(79,304)
Debentures - Compagás (Note 23)	-	-	56,219	53,554	(3,347)	(746)
Dividends payable	-	-	70,722	-	-	-
Joint ventures
Dominó Holdings - dividends	9,067	4,072	-	-	-	-
Costa Oeste Transmissora de Energia
Operating and maintenance services (e)	-	48	-	-	726	247
Basic and connecting netw ork (f) (g)	-	-	24	40	(3,577)	(784)
Dividends	1,783	313	-	-	-	-
Marumbi Transmissora de Energia
Basic netw ork (g)	-	-	9	-	(148)	-
Engineering services (h)	-	-	-	-	1,264	1,654
Dividends	3,101	2,211	-	-	-	-
Caiuá Transmissora de Energia
Basic and connecting netw ork (f) (g)	-	-	154	354	(14,270)	(3,976)
Engineering services (h)	-	-	-	-	914	-
Dividends	2,634	566	-	-	-	-
Integração Maranhense Transmissora
Basic netw ork (g)	-	-	-	5	(995)	(14)
Dividends	4,476	227	-	-	-	-
Transmissora Sul Brasileria de Energia
Basic netw ork (g)	-	-	-	23	(1,586)	(533)
Dividends	-	665	-	-	-	-
Matrinchã Transmissora de Energia
Basic netw ork (g)	-	-	55	-	(214)	-
Dividends	8,115	8,116	-	-	-	-
Guaraciaba Transmissora de Energia	3,930	3,930	-	-	-	-
Associates
Dona Francisca Energética S.A. (i)	-	-	1,304	6,538	(30,556)	(81,342)
Foz do Chopim Energética Ltda. (j)	-	155	-	-	1,856	1,827
Sercomtel S.A. Telecomunicações (k)	236	-	-	-	708	735
Companhia de Saneamento do Paraná
Treated w ater, sew age collection and treatment	-	-	3	4	(1,409)	(1,269)
Use of w ater from Represa do Alagado	-	72	-	-	159	272
Telecommunications services (l)	492	246	-	-	2,886	2,530
Dividends	6,202	6,211	-	-	-	-
Key management staff
Fees and social security charges (Note 32.3)	-	-	-	-	(23,839)	(20,043)
Pension and healthcare plans (Note 24)	-	-	-	-	(2,380)	(1,399)
Other related parties
Fundação Copel
Administrative property rental	-	-	688	-	(15,390)	(11,119)
Pension and healthcare plans (Note 24)	-	-	594,660	898,618	-	-
Leasing and telecomunications services (m)	44	-	-	-	292	290
Lactec (n)	39,421	28,693	938	1,168	(14,752)	(13,728)

a)     The Luz Fraterna Program, created under Law No. 491/ 2013 and No. 17,639/2013  allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição..

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses (PCLD) in the amount of R$1,040 on 12.31.2015 (R$1,195 on 12.31.2014).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares).

e)     An operation and maintenance contract between Costa Oeste Transmissora and Copel Geração e Transmissão, expiring on 12.26.2018.

f)      Copel Distribuição has transmission system connection contracts (CCT) with Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia expiring upon the termination of the distribution or transmission concession, whichever occurs first.

g)     Copel Distribuição maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Regulatory Resolution No. 399/2010. Amounts are defined for four subsequent years, with annual reviews.

h)     Contract for the provision of engineering service entered into by Copel Geração e Transmissão and companies Marumbi Transmissora de Energia and Caiuá Transmissora de Energia.

i)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2025.

j)      Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 23, 2019, and the other for establishing a connection with the transmission system, which matures on January 1, 2043.

k)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

l)      Telecommunications services provided in accordance with the contract between Copel Telecomunicações and Sanepar.

m)    Telecommunications services provided and rental and leasing of equipment and infrastructure, in accordance with the contracts between Copel Telecomunicações and Fundação Copel.

n)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

Other transactions between the Parent Company and its related parties are summarized in Note 8 - CRC transferred to the Government of the State of Paraná, Note 15 - Related Party and Note 17 - Investments.

The values resulting from operating activities of Copel Distribution with related parties are billed at the rates approved by Aneel.

36.1   Guarantees and endorsements awarded to related parties

The Parent Company and São Bento granted guarantees for loans and debentures issued by their subsidiaries, as discussed in notes 22, 23 and 37.

Copel and Copel Geração e Transmissão granted guarantees for financing, debentures and insurance contracts of joint ventures as shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Company	Operation	issued	maturity	approved	12.31.2015%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	84,175	49.0	41,246
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	33,057	51.0	16,859
(3)	Guaraciaba Transmissora	Debentures	06.20.2013	06.20.2016	400,000	401,726	49.0	196,846
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	139,825	49.0	68,514
(5)	Mata de Santa Genebra	Debentures	09.12.2014	03.12.2016	469,000	489,732	50.1	245,356
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	658,743	49.0	322,784
(7)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	242,606	20.0	48,521
(8)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	95,190	20.0	19,038
(9)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	548,011	24.5	134,263
(10) Marumbi Transmissora		Financing	10.06.2014	07.15.2029	55,037	52,679	80.0	42,143
(11) Usina de Energia Eólica Carnaúba S.A. (a)		Financing	08.01.2014	02.29.2016	75,000	21,700	49.0	10,633
(12) Usina de Energia Eólica Carnaúba S.A. (a)		Financing	08.24.2015	11.15.2031	74,000	64,944	49.0	31,823
(13) Usina de Energia Eólica Reduto S.A. (a)		Financing	08.01.2014	02.29.2016	74,000	24,038	49.0	11,779
(14) Usina de Energia Eólica Reduto S.A. (a)		Financing	08.24.2015	11.15.2031	70,000	64,944	49.0	31,823
(15) Usina de Energia Eólica Santo Cristo S.A. (a)		Financing	08.24.2015	11.15.2031	74,000	61,900	49.0	30,331
(16) Usina de Energia Eólica São João S.A. (a)		Financing	08.24.2015	11.15.2031	68,000	61,900	49.0	30,331

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	02.28.2016	90,000	49.0	44,100
Guaraciaba Transmissora	02.28.2016	47,000	49.0	23,030
Paranaíba Transmissora	06.29.2016	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288

37      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidated	Final	Amount
Policy	maturity	Insured
Financial Guarantee - Elejor	01.01.2016	3,664
Court bond - Compagás	02.03.2016	56,938
Participation guarantee - Brazil's National Oil Agency - ANP	03.02.2016	862
Performance bond - Aneel	04.01.2016	2,890
Multi-risk - Elejor	04.11.2016	197,800
Multi-risk - Compagás	04.26.2016	470
Nominated risks - Elejor	05.14.2016	813
Participation guarantee - Aneel	05.17.2016	5,806
Life insurance - Compagás	08.01.2016	36 x employee salary
Performance bond - National Department of Infrastructure and Transport - DNIT	08.15.2016	2
Nominated Risks	08.24.2016	2,067,793
Fire - Company-ow ned and rented facilities	08.24.2016	535,667
Domestic and international transport - export and import	08.24.2016	policy for registration
Miscellaneous risks	08.24.2016	1,079
Performance bond - Ministry of Justice - Superintendence for highw ay police	08.31.2016	14
Civil liability - Compagás	10.30.2016	4,200
Participation guarantee - Aneel	11.11.2016	1,309
Participation guarantee - Aneel	11.11.2016	437
Payment guarantee - Brisa Potiguar	11.16.2016	2,182
Vehicles - Compagás	11.16.2016	market value
Payment guarantee - São Bento	11.16.2016	627
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2016	799,290
Operational risks - UEG Araucária (a)	11.30.2016	1,408,487
Multi-risk - Compagás	12.18.2016	21,750
Operational risks - Brisa Potiguar	12.28.2016	449,928
Civil liability - Brisa Potiguar	12.28.2016	20,000
Operational risks - São Bento	12.28.2016	449,928
Civil liability - São Bento	12.28.2016	20,000
Performance bond - CREA - PARANA	12.31.2016	24
Airplane insurance	01.30.2017	109,354
Participation guarantee - Aneel	02.04.2017	646
Performance bond - Aneel	05.01.2017	44,319
Performance bond - Aneel	07.31.2017	12,500
Performance bond - Aneel	11.30.2017	2,450
Performance bond - Aneel	06.02.2018	6,750
Performance bond - Aneel	10.31.2018	37,751
Performance bond - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - CREA - PARANA	11.24.2018	19
Performance bond - Aneel	01.31.2020	26,609

38      Subsequent Events

38.1   Concession Agreement of Gov. Parigot de Souza (GPS) Plant

On January 5, 2016, Copel Geração e Transmissão signed a Concession Agreement for Gov. Pedro Viriato Parigot de Souza Hydroelectric Power Plant - GPS. This plant, whose concession was given to Copel Geração e Transmissão expired on July 7, 2015, and was once again obtained in the Auction for Contracting Hydroelectric Power Plant Concessions with Allocation of Physical and Capacity Guarantee Shares conducted by Aneel on November 25, 2015. The generation plant has an installed capacity of 260 MW, physical guarantee of average 109 MW, and the new concession period is 30 years counted from the contract signature.

Tender bid was conducted as an auction with payment for the grant by Copel Geração e Transmissão of Annual Generation Revenue (RAG) at the price ceiling stipulated in the Auction.

First installment of grant amounting to R$574,826 was settled on January 4, 2016 in the amount of R$373,637, and the 2nd installment of R$201,189 adjusted at Selic rate, is due on July 5, 2016.

Energy generated by the plant will be 100% allocated in the physical guarantee share system in 2016, and 70% beginning as of January 1, 2017. For this portion of energy, Copel Geração e Transmissão will not bear hydrological risks or MRE financial recovery charges associated to the hydroelectric power plant.

On January 1, 2016, Aneel Resolution No. 2,014 homologated GPS RAG of R$143,832. Initial income will be effective from the Concession Agreement signature date, from January 5, 2016 to June 30, 2016, when the first tariff readjustment will occur. Income for the period corresponds to 48.63% of annual generation, which, at monthly amounts, represents R$11,658 without PIS and Cofins taxes but including charges for the use of distribution and/or transmission systems, and sectorial charges homologated by Aneel Resolution No. 1,924/2015.

38.2   Approval of financing by BNDES for Copel wind plant

In January 2016, BNDES approved contracting of R$302,337 in a new financing for a wind plant built by Copel in Rio Grande do Norte State that is operational since October 2015. Financing will be occur through issuance of private debentures, which will be subscribed by BNDES and BNDESPar. Debentures will be divided into two series, one of them linked to TJLP and the other to IPCA. This transaction follows Finem characteristics and is valid for 16 years, with a grace period of six months and monthly amortizations.

38.3   Transmission Auction 005/2015

Copel Geração e Transmissão won the bid for Lot E in Transmission Auction No. 005/2015 on 11.18.2015. The project – comprising multiple facilities totaling 230 km of transmission lines and 3 substations – has been awarded without a discount and has a Permitted Annual Revenue (RAP) of R$97,948 and a total investment by ANEEL of R$580,595.

The start of commercial operation of the 525 kV Curitiba East – Blumenau C1 Transmission Line and the 230 kV Baixo Iguaçu – Realeza Transmission Line is scheduled for 03.04.2021, with the remaining facilities scheduled to begin operation on 09.04.2019.

The concession agreement is being signed.

INDEPENDENT AUDITORS' REPORT

Aos Conselheiros e Diretores da

Companhia Paranaense de Energia - COPEL

Curitiba - Paraná

Examinamos as demonstrações financeiras individuais e consolidadas da Companhia Paranaense de Energia - COPEL (“Companhia”), identificadas como Controladora e Consolidado, respectivamente, que compreendem o balanço patrimonial em 31 de dezembro de 2015 e as respectivas demonstrações do resultado, do resultado abrangente, das mutações do patrimônio líquido e dos fluxos de caixa, para o exercício findo naquela data, assim como o resumo das principais práticas contábeis e demais notas explicativas.

Responsabilidade da administração sobre as demonstrações financeiras

A administração da Companhia é responsável pela elaboração e adequada apresentação das demonstrações financeiras individuais e consolidadas de acordo com as práticas contábeis adotadas no Brasil e de acordo com as normas internacionais de relatório financeiro (IFRS) emitidas pelo International Accounting Standards Board - IASB, assim como pelos controles internos que ela determinou como necessários para permitir a elaboração dessas demonstrações financeiras livres de distorção relevante, independentemente se causada por fraude ou erro.

Responsabilidade dos auditores independentes

Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras com base em nossa auditoria, conduzida de acordo com as normas brasileiras e internacionais de auditoria. Essas normas requerem o cumprimento de exigências éticas pelos auditores e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que as demonstrações financeiras estão livres de distorção relevante.

Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores e divulgações apresentados nas demonstrações financeiras. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante nas demonstrações financeiras, independentemente se causada por fraude ou erro. Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração e adequada apresentação das demonstrações financeiras da Companhia para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a eficácia desses controles internos da Companhia. Uma auditoria inclui, também, a avaliação da adequação das práticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração, bem como a avaliação da apresentação das demonstrações financeiras tomadas em conjunto.

Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa opinião.

Opinião sobre as demonstrações financeiras

Em nossa opinião as demonstrações financeiras individuais e consolidadas acima referidas apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira individual e consolidada da Companhia Paranaense de Energia - COPEL em 31 de dezembro de 2015, o desempenho individual e consolidado de suas operações e os seus respectivos fluxos de caixa para o exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil e com as normas internacionais de relatório financeiro (IFRS) emitidas pelo International Accounting Standards Board - IASB.

Outros assuntos

Demonstrações do valor adicionado

Examinamos, também, as demonstrações, individuais e consolidadas, do valor adicionado (DVA), referentes ao exercício findo em 31 de dezembro de 2015, elaboradas sob a responsabilidade da administração da Companhia, cuja apresentação é requerida pela legislação societária brasileira para companhias abertas, e como informação suplementar pelas IFRS que não requerem a apresentação da DVA. Essas demonstrações foram submetidas aos mesmos procedimentos de auditoria descritos anteriormente e, em nossa opinião, estão adequadamente apresentadas, em todos os seus aspectos relevantes, em relação às demonstrações financeiras tomadas em conjunto.

Curitiba, 15 de março de 2016

KPMG Auditores Independentes

CRC SP-014428/O-6 F-PR

João Alberto Dias Panceri

Contador CRC PR-048555/O-2

SUMMARY OF THE AUDIT COMMITTEE’S 2015 ANNUAL REPORT

The Audit Committee (CAU) of Companhia Paranaense de Energia - Copel held nine meetings, whose agenda covered topics that were exclusively related to the Committee, and three meetings, whose agenda covered topics relating to the Statutory Audit Board, for the purpose of analyzing the Company's financial statements, with the presence of the External Audit and the Internal Audit, to address matters within the scope of their duties and authority.

In 2015, the Committee focused its operations on (i) assessing the internal control and risk management systems; (ii) analyzing the results of the External Audit engagement, carried out by KPMG Auditores Independentes, which provided services to the Company in 2015, as well as the financial statements and financial reports; (iii) analyzing the aspects relating to the process of preparing the trial balances and balance sheets, explanatory notes and financial reports disclosed together with the consolidated financial statements; (iv) examining the significant practices used by Copel when preparing its financial statements; and (v) analyzing and monitoring the Internal Audit engagements, for the purpose of improving its performance.

Among other things, the Committee's regular activities mainly included:

a) Analyzing the Company's participation in generation and transmission auctions and in the process of acquiring new undertakings; b) analyzing the Independent Audit engagement planning for 2015; c) analyzing the hiring of other services that may be rendered by independent audit companies auditing the Company's accounting and financial statements; d) analyzing and approving the Internal Audit engagement annual planning for 2015; e) establishing working procedures for the Audit Committee; f) analyzing the Annual Management Report, Balance Sheet and other Financial Statements relating to 2014; g) analyzing and approving the 2014 Audit Committee's Activity Annual Report; h) monitoring the engagements of the Corporate Risk Integrated Management Committee; i) monitoring the Internal Audit engagements and checking their recommendations; j) analyzing and approving the 2014/2015 20-F Report; k) reviewing the accounting policies, practices and principles used by Copel when preparing its accounting and financial statements; l) reviewing the alternative accounting treatment methods relating to accounting and financial statements; m) providing information about the Company's budget progression; n) reviewing the quarterly information (ITR) for the first quarter of 2015; o) attesting to the independence of the External Audit; p) presenting the comment letter of KPMG Auditores Independentes and checking their recommendations; q) monitoring the Confidential Communication Channel; r) reviewing the Company's risk assessment and management policies; s) reviewing the Company's quarterly information for the second quarter of 2015; t) approving the Audit Committee's Activity Report for the first half of 2015; u) adjusting the Audit Committee's Internal Regulations; v) hiring other services that can be provided by independent audit companies auditing the Company's accounting and financial statements; w) monitoring the progress of the Internal Audit engagements hired by Special-Purpose Entities (SPE) Matrinchã Transmissora de Energia S.A. and Guaraciaba Transmissora de Energia S.A.; x) monitoring the progress of the External Audit engagements relating to the assessment of the responsibilities of Matrinchã Transmissora de Energia S.A. and Guaraciaba Transmissora de Energia S.A. SPEs; y) checking the recommendations made by the Audit Committee; z) reviewing the Company's quarterly information for the third quarter of 2015; aa) presenting the inputs provided by KPMG Auditores Independentes about matters of the Statutory Audit Board's interest; bb) presenting the Company's business diagnosis; cc) preparing the meeting schedule for 2016; dd) monitoring and supervising Copel's Internal Audit activities; and ee) carrying out the Audit Committee's annual self-assessment for 2015.

In the Committee's opinion, the way through which these systems are monitored in Copel (Holding company) and in its subsidiaries, and the actions adopted for that purpose, are well established and properly targeted, in their material respects, and no significant exceptions have been found to affect these systems. As regards the Special-Purpose Entities, however, the Committee found that it is necessary to increase the efforts to establish more effective controls.

Based on the audits and on the information provided by KPMG Auditores Independentes, the Committee certifies the objectivity and independence of the External Auditors, since it did not find any situations that could affect said objectivity and independence, and considers that the Company's Internal Audit structures and the quality of its technical and management boards, as well as the results of their engagements, are appropriate.

No non-compliance with standards, non-existence of controls, or acts or omissions by the Company's Management have been formally informed to suggest the existence or evidence of fraud, failures or errors capable of jeopardizing Copel's ability to continue as a going concern or the credibility of its accounting and financial statements.

Based on the existing internal control systems, the comprehensiveness and effectiveness of the engagements carried out by the independent auditors, as well as their report, the Audit Committee concludes that the financial statements for December 31, 2015 fairly present the financial position of Companhia Paranaense de Energia - Copel in relation to the accounting practices adopted in Brazil, the Brazilian Corporate Law, the standards established by the Brazilian Securities Commission (CVM), and the standards issued by the National Electric Energy Agency (ANEEL) and the National Electric Energy Agency (ANEEL), and thereby recommends their approval to the Board of Directors.

It is important to highlight that the documents supporting the matters deliberated upon by the Audit Committee throughout 2015, described herein, have been electronically filed with Copel's Corporate Governance Board (SEC) and are available for consultation.

Curitiba, March 16, 2016

Carlos Homero Giacomini

Chairman

José Richa Filho

Mauro Ricardo Machado Costa

FISCAL COUNCIL REPORT ON FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2015

The  members  of  the  Fiscal  Council  of  Copel - Companhia  Paranaense  de  Energia,  undersigned herein,  pursuant  to  their  legal  powers  and  duties,  have  reviewed  the  Financial  Statements,  the Annual Management Report, and the Management’s Proposal for Distribution of Net Income for the fiscal year ended on December 31, 2015, and, based on their analysis, on further clarifications by the  Management,  and  on  the  Independent  Auditors’  Report,  KPMG  Auditores  Independentes, concluded that the reviewed documents are adequately presented, in all material aspects, so that they  are  favorable  to  the  submission  of  these  statements  for  review  and  approval  at  the  General Shareholders’ Meeting.

Curitiba, March 16, 2016

OSNI RISTOW

GEORGE HERMANN RODOLFO TORMIN

NELSON LEAL JUNIOR

MASSAO FABIO OYA

JOÃO CARLOS FLOR JUNIOR

CAPITAL BUDGET PROPOSAL

In compliance with CVM Instruction No. 480/2009, dated December 7, 2009 and in effect on January 1, 2010, the table below features the proposed capital expenditures for fiscal year 2016, approved at the 151th Board of Directors’ Meeting by Companhia Paranaense de Energia, held  on December 09, 2015, as well as the origin of funds.

CAPEX	R$ thousand
Geração e Transmissão	1,695,130
Distribuição	570,000
Telecomunicações	146,000
Wind farms (a)	719,724
Other (b)	18,972
TOTAL	3,149,826
(a) Including Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia and Voltália
(b) Including Holding, Copel Renováveis, and others

FUNDING SOURCES	R$ thousand
Debts	2,333,942
BNDES	216,226
Other	2,117,716
Equity	815,884
TOTAL	3,149,826

STATEMENT

The  Chief  Executive  Officer  and the  other  Chief  Officers  of  Companhia  Paranaense  de  Energia - COPEL, a mixed capital public corporation headquartered at Rua Coronel Dulcídio 800, Curitiba - PR, registered  under  Corporate  Taxpayer  (CNPJ)  No.  76,483,817/0001-20,  for  the  purposes  of items V and VI of article 25 of CVM Instruction No. 480, dated December 7, 2009, hereby declare that:

(I)         they  have  reviewed,  discussed,  and  agreed  with  the  opinions  contained  in  the  report  by KPMG  Independent  Auditors  as regards  Copel's  financial  statements  for  the  fiscal  year  ended  on

December 31, 2015; and

(II)        they have reviewed, discussed, and agreed with the financial statements of COPEL for the fiscal year ended on December 31, 2015.

Curitiba, March 15, 2016

LUIZ FERNANDO LEONE VIANNA                                          GILBERTO MENDES FERNANDES

Chief Executive Officer                                                            Chief Corporate Management Officer

LUIZ EDUARDO DA VEIGA SEBASTIANI                                JONEL NAZARENO IURK

Chief Financial and Investor Relations Officer                           Chief Bussines Development Officer

CRISTIANO HOTZ

Chief Institutional Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.